      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1998
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                         TELEBANC FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                     DELAWARE
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                    13-3759196
                      (I.R.S. EMPLOYEE IDENTIFICATION NO.)
                            1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           TELEBANC CAPITAL TRUST II
         (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS TRUST AGREEMENT)
                                     DELAWARE
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                   APPLIED FOR
                      (I.R.S. EMPLOYEE IDENTIFICATION NO.)
                            1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3700
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                               AILEEN LOPEZ PUGH
                         TELEBANC FINANCIAL CORPORATION
                           1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3705
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
         INCLUDING AREA CODE, OF AGENT FOR SERVICE OF EACH REGISTRANT)

                               ------------------

                                With copies to:

                            PATRICK T. CONNORS, ESQ.
                       SHAW, PITTMAN, POTTS & TROWBRIDGE
                              2300 N STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-8217

                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 445-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
                                                        (continues on next page)
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                     PROPOSED
                                                                      MAXIMUM            PROPOSED
                                                                     AGGREGATE            MAXIMUM
                                                                     OFFERING            AGGREGATE           AMOUNT OF
TITLE OF EACH CLASS OF                         AMOUNT TO BE          PRICE PER           OFFERING          REGISTRATION
SECURITIES TO BE REGISTERED                     REGISTERED            UNIT(1)            PRICE(1)               FEE
---------------------------------------------------------------------------------------------------------------------------
Junior Subordinated Deferrable Interest
  Debentures, Series A of TeleBanc
Financial Corporation(2)..................       1,000,000            $25.00            $25,000,000          $7,375.00
---------------------------------------------------------------------------------------------------------------------------
Series A Capital Securities of TeleBanc
Capital...................................       1,000,000            $25.00            $25,000,000             N/A
---------------------------------------------------------------------------------------------------------------------------
The TeleBanc Financial Corporation
  Guarantee with respect to Series A
  Capital Securities(3)(4)................          N/A                 N/A                 N/A                 N/A
---------------------------------------------------------------------------------------------------------------------------
Total.....................................                             100%           $25,000,000(5)         $7,375.00
===========================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee.

(2) The Junior Subordinated Deferrable Interest Debentures, Series A will be purchased by TeleBanc Capital Trust II with the proceeds of the sale of the Series A Capital Securities.

(3) No separate consideration will be received for the TeleBanc Financial Corporation Guarantee.

(4) This Registration Statement is deemed to cover the Junior Subordinated Deferrable Interest Debentures, Series A of TeleBanc Financial Corporation, the rights of holders of Junior Subordinated Deferrable Interest Debentures, Series A of TeleBanc Financial Corporation under the Indenture, the rights of holders of Series A Capital Securities of TeleBanc Capital Trust II under the Trust Agreement, the rights of holders of the Series A Capital Securities under the Guarantee, which, taken together, fully, irrevocably and unconditionally guarantee all of the respective obligations of TeleBanc Capital Trust II under the Series A Capital Securities.

(5) Such amount represents the principal amount of Junior Subordinated Deferrable Interest Debentures, Series A issued at their principal amount and the issue price rather than the principal amount of Junior Subordinated Deferrable Interest Debentures, Series A issued at an original issue discount. Such amount also represents the initial public offering price of the Series A Capital Securities of TeleBanc Capital Trust II.
                               ------------------
THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

(continued from previous page)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act of 1933, please check the following box. [ ]

                               ------------------

                                EXPLANATORY NOTE

     This Registration Statement relates to the offering (the "Offering") by TeleBanc Capital Trust II, a statutory business trust created under the laws of
the State of Delaware (the "Issuer"), of $25 million      % Beneficial Unsecured
Securities, Series A (the "Series A Capital Securities"). TeleBanc Financial Corporation, a Delaware corporation (the "Corporation"), is the owner of all of the beneficial ownership interests represented by common securities of such trust.

     In addition, the Corporation has filed a Registration Statement relating to the offering (the "Common Stock Offering") to the public of 2,800,000 shares of common stock, par value $.01 per share (the "Common Stock") (and an additional 420,000 shares of Common Stock if the over-allotment option is exercised in full by the underwriters of the Common Stock Offering). The Corporation does not intend to complete the Offering unless the Common Stock Offering is consummated.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  $25,000,000
                           TELEBANC CAPITAL TRUST II
                                    BLUS (SM)

                     % BENEFICIAL UNSECURED SECURITIES, SERIES A
                 (LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                               [TELEBANC LOGO]

    The     % Beneficial Unsecured Securities, Series A (the "Series A Capital
Securities"), offered hereby (the "Offering") represent beneficial ownership interests in TeleBanc Capital Trust II, a statutory business trust created under the laws of the State of Delaware (the "Issuer"). TeleBanc Financial Corporation, a Delaware corporation (the "Corporation"), will be the owner of all of the beneficial ownership interests represented by Series A Common Securities of the Issuer (the "Series A Common Securities" and, collectively with the Series A Capital Securities, the "Series A Securities"). Wilmington Trust Company is the Property Trustee of the Issuer, as well as the Delaware Trustee, the Debenture Trustee and the Guarantee Trustee. The Issuer exists for the sole purpose of issuing the Series A Capital Securities and the Series A Common Securities and investing the proceeds thereof in approximately $
of     % Junior Subordinated Deferrable Interest Debentures, Series A (the
"Series A Subordinated Debentures"), to be issued by the Corporation. The Series
A Subordinated Debentures will mature on           , 2028. The Series A Capital
Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation or redemption over the Series A Common Securities. See "Description of Series A Capital
Securities -- Subordination of Series A Common Securities."

    Simultaneously with the Offering, the Corporation is offering to the public (the "Common Stock Offering") 2,800,000 shares of common stock, par value $.01 per share (the "Common Stock") (and an additional 420,000 shares of Common Stock if the over-allotment option is exercised in full by the underwriters of the Common Stock Offering). The Common Stock and the Series A Capital Securities are being offered in separate offerings. However, the Corporation does not intend to complete the Offering unless the Common Stock Offering is consummated.

                                                          Continued on next page

                            ------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 11 HEREOF FOR CERTAIN INFORMATION RELEVANT
              TO AN INVESTMENT IN THE SERIES A CAPITAL SECURITIES.

                            ------------------------

THESE SECURITIES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                         INITIAL PUBLIC         UNDERWRITING        PROCEEDS TO THE
                                                       OFFERING PRICE(1)       COMMISSIONS(2)       ISSUER(1)(3)(4)
----------------------------------------------------------------------------------------------------------------------
Per Series A Capital Security.......................         $25.00                 (3)                  $25.00
Total...............................................      $25,000,000               (3)               $25,000,000

================================================================================

(1) Plus accrued Distributions, if any, from           , 1998 to the date of
    delivery.
(2) The Issuer and the Corporation have each agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Series A Capital Securities will be invested in the Series A Subordinated Debentures, the Corporation has agreed to pay to the Underwriters as compensation for their
    arranging the investment therein of such proceeds $        per Series A
    Capital Security (or $        in the aggregate). See "Underwriting."
(4) Expenses of the offering, which are payable by the Corporation, are
    estimated to be $        .

    BLUS (SM) is a service mark of Canadian Imperial Bank of Commerce.

                            ------------------------

    The Series A Capital Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series A Capital Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Corporation in New
York, New York, on or about           , 1998, against payment therefor in
immediately available funds.

                            ------------------------

CIBC OPPENHEIMER

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                                  BANCAMERICA ROBERTSON STEPHENS

               The date of this Prospectus is             , 1998

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A CAPITAL SECURITIES, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

(cover page continued)

     Holders of the Series A Capital Securities will be entitled to receive cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing September 30, 1998, at the annual rate of
     % on the Liquidation Amount (as defined herein) of $25.00 per Series A Capital Security ("Distributions"). Subject to certain exceptions, as described herein, the Corporation has the right to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity (as defined herein) of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate
of      % per annum, compounded quarterly, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Series A Subordinated Debentures are so deferred, Distributions on the Series A Capital Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Corporation's capital stock or debt securities that rank pari passu with or junior to the Series A Subordinated Debentures. During an Extension Period, interest on the Series A Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Series A
Capital Securities are entitled will accumulate) at the rate of      % per
annum, compounded quarterly from the relevant payment date for such interest, and holders of Series A Capital Securities will be required to accrue interest income for United States federal income tax purposes. See "Description of Series A Subordinated Debentures -- Option to Defer Interest Payments" and "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     The Series A Subordinated Debentures are unsecured and subordinated to all Senior Debt (as defined herein). The Series A Subordinated Debentures will rank pari passu, and payments thereon will be made pro rata, with the $10 million outstanding 11.00% Junior Subordinated Deferrable Interest Debentures, Series A (the "Existing Junior Subordinated Debentures") of the Corporation, which were issued on June 9, 1997 and mature on June 1, 2027. The Existing Junior Subordinated Debentures were issued to TeleBanc Capital Trust I ("TCTI"), an entity in which the Corporation owns all of the outstanding common stock and which is a financing vehicle of the Corporation that issued $10 million of 11.00% Capital Securities, Series A (the "Existing Capital Securities") in a private placement completed in June, 1997. The Existing Junior Subordinated Debentures and the Existing Capital Securities are more fully described under "Description of Series A Capital Securities" and "Description of Series A Subordinated Debentures." Substantially all of the Corporation's other existing indebtedness constitutes Senior Debt. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including TeleBank ("TeleBank"), upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Series A Subordinated Debentures (and therefore the Series A Capital Securities) will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders thereof should only look to the assets of the Corporation for payments on the Series A Subordinated Debentures. See "Description of Junior Subordinated Debentures -- Subordination."

     The Corporation has, through the Series A Guarantee, the Series A Trust Agreement, the Series A Subordinated Debentures and the Indenture (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of the Issuer's obligations under the Series A Capital Securities. See

"Relationship Among the Series A Capital Securities, the Series A Subordinated Debentures and the Series A Guarantees -- Full and Unconditional Guarantee." The Series A Guarantee of the Corporation (the "Series A Guarantee") guarantees the payment of Distributions and payments on liquidation of the Issuer or redemption of the Series A Capital Securities, but only in each case to the extent of funds held by the Issuer, as described herein. See "Description of Series A Guarantee." If the Corporation does not make interest payments on the Series A Subordinated Debentures held by the Issuer, the Issuer will have insufficient funds to pay Distributions on the Series A Capital Securities. The Series A Guarantee does not cover payment of Distributions when the Issuer has insufficient funds to pay such Distributions. In such event, a holder of Series A Capital Securities may institute a legal proceeding directly against the Corporation pursuant to the terms of the Indenture to enforce payment of amounts equal to such Distributions to such holder. See "Description of Series A Subordinated Debentures -- Enforcement of Certain Rights by Holders of Series A Capital Securities." The obligations of the Corporation under the Series A Guarantee are subordinate and junior in right of payment to all Senior Debt of the Corporation.

     The Series A Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Series A Subordinated Debentures at their Stated Maturity or earlier redemption. Subject to the Corporation having received prior regulatory approval to do so if then required under applicable capital guidelines or policies, the Series A Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Corporation (i)
on or after                     , 2003, in whole at any time or in part from
time to time, or (ii) at any time in certain circumstances as described under "Description of Series A Subordinated Debentures -- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event," in whole (but not in part), within 90 days following the occurrence of a Tax Event or Capital Treatment Event (both as defined herein). See "Description of Series A Capital Securities -- Redemption" and "Description of Series A Subordinated Debentures --
Redemption."

     The Corporation will have the right at any time to terminate the Issuer, subject to the Corporation having received prior regulatory approval to do so if then required under applicable capital guidelines or policies. See "Description of Series A Capital Securities -- Liquidation of Issuer and Distribution of Series A Subordinated Debentures to Holders." In the event of the termination of the Issuer, after satisfaction of liabilities to creditors of the Issuer as required by applicable law, the holders of the Series A Capital Securities will be entitled to receive $25.00 per Series A Capital Security (the "Liquidation Amount") plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Series A Subordinated Debentures in exchange therefor, subject to certain exceptions. See "Description of Series A Capital Securities -- Liquidation Distribution Upon Termination".

     The Series A Capital Securities will be represented by one or more global certificates registered in the name of The Depository Trust Corporation ("DTC") or its nominee. Beneficial interests in the Series A Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants ("Participants"). Except as described herein, Series A Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Description of Series A Capital Securities -- Registration of Series A Capital Securities."

                            ------------------------

     As used herein, (i) the "Indenture" means the Junior Subordinated
Indenture, dated as of             , 1998, as amended and supplemented from time
to time, between the Corporation and Wilmington Trust Company, as trustee (the "Debenture Trustee") relating to the issuance of the Series A Subordinated Debentures by the Corporation, and (ii) the "Series A Trust Agreement" means the Trust Agreement among the Corporation, as Depositor (as defined therein), Wilmington Trust Company, as Property Trustee (the "Property Trustee"), Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee"), the Administrative Trustees named therein (collectively with the Property Trustee and the Delaware Trustee, the "Issuer Trustees") and the holders of the Series A Capital Securities and the Series A Common Securities.

                             AVAILABLE INFORMATION

     The Corporation is subject to certain information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, upon commencement of the Offering, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 02549. Such material may also be accessed electronically by means of the Commission's home page on the internet at http://www.sec.gov. In addition, such reports, proxy statements and other information concerning the Corporation can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

     The Corporation and the Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Corporation and the securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's home page on the Internet. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

     No separate financial statements of the Issuer have been included herein. The Corporation and the Issuer do not consider that such financial statements would be material to holders of the Series A Capital Securities because the Issuer is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the Series A Subordinated Debentures of the Corporation and issuing the Series A Capital Securities. See "TeleBanc Capital Trust II," "Description of Series A Capital Securities," "Description of Series A Subordinated Debentures" and "Description of Series A Guarantee." In addition, the Corporation does not expect that the Issuer will be subject to the reporting or information requirements under the Exchange Act.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Corporation with the Commission are incorporated by reference herein: Annual Report on Form 10-K for the year ended December 31, 1997, as amended on April 2, 1998, April 30, 1998, May 14, 1998 and May 15, 1998; and Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     Each document or report filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: TeleBanc Financial Corporation, 1111 North Highland Street, Arlington, VA 22201-2807,
Attention: Chief Financial Officer, telephone number (703)-247-3700.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

                         TELEBANC FINANCIAL CORPORATION

     TeleBanc Financial Corporation ("TeleBanc Financial" or the "Corporation") was organized under the laws of the State of Delaware in January 1994 as a savings and loan holding company. TeleBanc Financial operates its business principally through two wholly owned subsidiaries, TeleBank, a federally-chartered savings bank, and TeleBanc Capital Markets, Inc. ("TCM"). TeleBank offers savings and investment products insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and TCM is a registered broker-dealer and investment advisor specializing in mortgage-backed securities and mortgage loans, that manages the portfolios of TeleBanc Financial and TeleBank. In addition, TeleBanc Servicing Corporation ("TSC"), a wholly owned subsidiary of TeleBank, has invested in a joint venture engaged in the acquisition and collection of delinquent consumer loans for its own portfolio. The Corporation has formed another wholly owned subsidiary, TeleDirect Insurance Services, Inc., through which it intends to offer co-branded insurance products. Unless the context indicates otherwise, references herein to the Corporation include TeleBanc Financial and all of its subsidiaries, references to TeleBanc Financial refer to TeleBanc Financial Corporation, the holding company, and references to TeleBank refer to TeleBank.

     The Corporation is a leading national provider of high value savings, investment and other financial products and services. The Corporation utilizes a branchless banking strategy to offer financial products and services to customers nationwide and to maintain its low cost structure through the use of alternative delivery channels, such as telephones, the Internet, automated teller machines ("ATMs"), facsimile and mail. The Corporation's broad selection of high value savings and investment products generally have higher interest rates or carry lower fees than similar products offered by traditional, branch-based financial institutions. The Corporation also emphasizes high quality customer service and provides customers with "anywhere, anytime" convenience for accessing its financial products and services. The Corporation intends to broaden its financial products and services to include in 1998 annuities, residential mortgage loans, credit cards and mutual funds. At March 31, 1998, the Corporation had more than 22,000 customer accounts, $560.6 million in deposits and $1.0 billion in assets.

     The Corporation's executive offices are located at 1111 North Highland Street, Arlington, VA, 22201, telephone (703) 247-3700.

                           TELEBANC CAPITAL TRUST II

     The Issuer is a statutory business trust formed under Delaware law pursuant to (i) the Series A Trust Agreement executed by the Corporation, as Sponsor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and the three individual Administrative Trustees named therein, and (ii) the filing of a Certificate of Trust with the Delaware Secretary of State on May 22, 1998. The Issuer's business and affairs are conducted by the Issuer Trustees: the Property Trustee, the Delaware Trustee, and the three individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. The Issuer exists for the exclusive purposes of
(i) issuing and selling the Series A Capital Securities and the Series A Common Securities, (ii) using the proceeds from the sale of the Series A Capital Securities and the Series A Common Securities to acquire the Series A Subordinated Debentures issued by the Corporation and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the Series A Capital Securities and the Series A Common Securities). Accordingly, the Series A Subordinated Debentures will be the sole assets of the Issuer, and payments under the Series A Subordinated Debentures will be the sole revenue of the Issuer. All of the Series A Common Securities will be owned by the Corporation.

                                  THE OFFERING

Securities Offered............   1,000,000 Series A Capital Securities, having a
                                 Liquidation Amount of $25.00 per Series A
                                 Capital Security and representing individual beneficial ownership interests in the assets of the Issuer, which will consist solely of the Series A Subordinated Debentures.

Offering Price................   $25.00 per Series A Capital Security plus
                                 accumulated Distributions, if any, from
                                        , 1998.

Distributions.................   The Distributions payable on each Series A
                                 Capital Security will be fixed at a rate per
                                 annum of      % of the Liquidation Amount of
                                 $25.00 per Series A Capital Security, will be cumulative, will accrue from the date of issuance of the Series A Capital Securities, and will be payable quarterly in arrears on the last day of March, June, September and December of each year, commencing on September 30, 1998
                                 (subject to possible deferral as described below) and on the Stated Maturity Date. The amount of each Distribution due with respect to the Series A Capital Securities will include amounts accrued through the date the Distribution payment is due. See "Description of Series A Capital Securities --
                                 Distributions."

Extension Periods.............   Distributions on Series A Capital Securities
                                 will be deferred for the duration of any Extension Period elected by the Corporation with respect to the payment of interest on the Series A Subordinated Debentures. No Extension
                                 Period will exceed 20 consecutive quarterly periods, end on a date other than an Interest
                                 Payment Date (as defined herein) or extend beyond the Stated Maturity Date. See
                                 "Description of Series A Subordinated
                                 Debentures -- Option to Defer Interest
                                 Payments" and "Certain Federal Income Tax
                                 Consequences -- Interest Income and Original
                                 Issue Discount."

Ranking.......................   The Series A Capital Securities will rank pari
                                 passu, and payments thereon will be made pro rata, with the Series A Common Securities, except as described under "Description of Series A Capital Securities -- Subordination of
                                 Series A Common Securities." The Series A
                                 Subordinated Debentures will rank pari passu with the Existing Junior Subordinated
                                 Debentures and all other junior subordinated debentures to be issued by the Corporation with substantially similar subordination terms and which have been or may be issued and sold to any other trust, or a trustee of such trust, partnership or other entity affiliated with the Corporation that is a financing vehicle of the Corporation (a "financing entity") established or to be established by the Corporation and will be unsecured and subordinate and junior in right of payment to the extent and in the manner set forth in the Indenture to all Senior
                                 Debt (as defined herein) of the Corporation.
                                 See "Description of Series A Subordinated
                                 Debentures." The Series A Guarantee will rank pari passu with the guarantee by the Corporation of the obligations of TCTI under the Existing Capital Securities and with all other guarantees issued or to be issued by the Corporation with respect to capital securities issued or to be issued by a financing entity and will constitute an unsecured obligation of the Corpora-tion and will rank subordinate and junior in right of payment to the extent and in the manner set forth in the Series A Guarantee to all Senior Debt of the Corporation. See
                                 "Description of Series A Guarantee." In
                                 addition, because the Corporation is a holding company, the Series A Subordinated Debentures and the Series A Guarantee will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, including the deposit liabilities of TeleBank.
                                 See "Description of Series A Subordinated
                                 Debentures -- Subordination."

Redemption....................   The Series A Capital Securities will be subject
                                 to mandatory redemption, (i) in whole but not
                                 in part, on the Stated Maturity Date upon
                                 repayment of the Series A Subordinated
                                 Debentures, (ii) in whole but not in part, at
                                 any time prior to        , 2003,
                                 contemporaneously with the optional prepayment
                                 of the Series A Subordinated Debentures by the
                                 Corporation upon the occurrence and
                                 continuation of a Tax Event or Capital
                                 Treatment Event and (iii) in whole or in part,
                                 on or after        , 2003, contemporaneously
                                 with the optional prepayment by the Corporation of the Series A Subordinated Debentures. See
                                 "Description of Series A Capital
                                 Securities -- Redemption."

Guarantee.....................   Payment of Distributions out of moneys held by
                                 the Issuer, and payments on liquidation of the Issuer or the redemption of the Series A
                                 Capital Securities, are guaranteed by the Corporation to the extent the Issuer has funds available therefor. If the Corporation does not make principal or interest payments on the Series A Subordinated Debentures, the Issuer will not have sufficient funds to make
                                 Distributions on the Series A Capital
                                 Securities, in which event the Series A
                                 Guarantee shall not apply to such Distributions until the Issuer has sufficient funds available therefor. The Corporation's obligations under the Series A Guarantee, taken together with its obligations under the Series A Subordinated
                                 Debentures and the Indenture, including its obligations to pay all costs, expenses and liabilities of the Issuer (other than with respect to the Series A Capital Securities), constitutes a full and unconditional guarantee of all of the Issuer's obligations under the Series A Capital Securities. See "Description of Series A Guarantee" and "Relationship Among the Series A Capital Securities, the Series A
                                 Subordinated Debentures and the Series A
                                 Guarantee." The obligations of the Corporation under the Series A Guarantee are subordinate and junior in right of payment to all Senior
                                 Debt of the Corporation. See "Risk
                                 Factors -- Risk Factors Relating to the Series
                                 A Capital Securities -- Ranking of Subordinated
                                 Obligations Under the Series A Guarantee and the Series A Subordinated Debentures" and
                                 "Description of Series A Guarantee."

Liquidation of the Issuer.....   In the event of the liquidation of the Issuer,
                                 after satisfaction of the claims of creditors of the Issuer, if any, as provided by applicable law, the holders of the Series A
                                 Capital Securities will be entitled to receive a liquidation preference of $25.00 per Series A
                                 Capital Security plus accumulated and unpaid
                                 Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Series A Subordinated Debentures as described above.

                                 If such liquidation distribution can be paid only in part because the Issuer has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Issuer on the Series A Capital Securities shall be paid on a pro rata basis. The holder of the Series A Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Series A Capital Securities, except that if a Debenture Event of Default has occurred and is continuing, the Series A Capital Securities shall have a priority over the Series A Common Securities. See "Description of Series A Capital
                                 Securities -- Liquidation Distribution Upon
                                 Termination."

Use of Proceeds...............   The proceeds to the Issuer from the sale of the
                                 Series A Capital Securities will be invested by the Issuer in the Series A Subordinated
                                 Debentures. The Corporation intends to use the net proceeds from the sale of the Series A
                                 Subordinated Debentures to fund the continued growth of the Corporation including its national direct marketing initiatives, and for working capital and general corporate purposes.
                                 See "Use of Proceeds."

Limited Voting Rights.........   The holders of the Series A Capital Securities
                                 will have no voting rights except in limited circumstances. See "Description of Series A
                                 Capital Securities -- Voting Rights; Amendment of Series A Trust Agreement."

ERISA Considerations..........   For a discussion of certain restrictions on
                                 purchases, see "ERISA Considerations."

Risk Factors..................   For a discussion of considerations relevant to
                                 an investment in the Series A Capital
                                 Securities, see "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
       (In thousands, except per share amounts and other operating data)

                                               YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                                   -----------------------------------------------   ---------------------------------------
                                                                        PRO FORMA      ACTUAL        ACTUAL       PRO FORMA
                                     1995        1996        1997        1997(3)        1997          1998         1998(3)
                                   ---------   ---------   ---------   -----------   -----------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income..................    $40,511     $45,800     $59,301     $82,609        $12,837       $18,071       $23,599
Interest expense.................     31,946      34,815      46,063      64,494          9,878        14,477        19,045
                                   ---------   ---------   ---------     -------      ---------     ---------    ----------
Net interest income..............      8,565      10,985      13,238      18,115          2,959         3,594         4,554
Non-interest income..............      3,777       2,756       4,093       7,248            618         1,947         2,175
Non-interest expense.............      6,240       9,075      10,142      14,863          2,105         4,204         5,212
Net income available to common
  stockholders...................      2,720       2,552       3,671       5,874            814           274           311
Earnings per share:
    Basic........................      $0.66       $0.62       $0.84       $1.34          $0.19         $0.06         $0.07
    Diluted......................       0.66        0.58        0.57        0.89           0.15          0.05          0.06
Weighted average shares:
    Basic........................      4,099       4,099       4,383       4,393          4,212         4,468         4,478
    Diluted......................      4,104       4,406       7,411       7,421          5,790         5,757         5,767

                                                                       DECEMBER 31,                  MARCH 31, 1998
                                                             --------------------------------   -------------------------
                                                               1995       1996        1997        ACTUAL     PRO FORMA(1)
                                                             --------   --------   ----------   ----------   ------------
                                                                                                       (UNAUDITED)
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets...............................................  $553,943   $647,965   $1,100,352   $1,048,153    $1,373,847
Loans receivable and mortgage-backed securities............   482,877    536,564      859,907      817,209     1,024,812
Investment securities......................................    40,058     78,826       91,237      123,963       161,477
Retail deposits............................................   306,500    390,486      522,221      560,554       849,285
Brokered callable certificates of deposit..................        --         --           --       42,286        42,286
Borrowings(2)..............................................   215,901    218,967      509,523      373,642       426,110
Trust preferred securities(3)..............................        --         --        9,572        9,526         9,526
Total stockholders' equity.................................    21,565     24,658       45,824       46,540        46,640

OTHER OPERATING DATA(4):
Number of accounts.........................................    12,919     16,506       21,817       22,916        37,916
Customers with two or more accounts........................       28%        31%          30%          31%            (5)
Accounts referred by or cross-sold to existing customers...       25%        27%          38%          50%            (5)

---------------

(1) The Pro Forma Statement of Operations Data and Pro Forma Statement of Financial Condition Data give pro forma effect to the MET Holdings Transaction, which is described below under "Capitalization," and the DFC Acquisition, which is described under "Recent Developments." The Pro Forma Statement of Operations data gives pro forma effect to the above-mentioned transactions as if they had occurred on January 1, 1997 for the year ended December 31, 1997, and on January 1, 1998 for the three months ended March 31, 1998. The Pro Forma Statement of Financial Condition Data gives effect to the above-mentioned transactions as if they had occurred on March 31, 1998. See "Pro Forma Selected Consolidated Financial Data."

(2) Consists of advances from the Federal Home Loan Bank ("FHLB") of Atlanta, securities sold under agreements to repurchase, subordinated debt, net and other liabilities.

(3) Consists of 10,000 shares of Corporation-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TeleBanc Capital Trust I ("TCT I"), which was formed to issue such securities and invest the net proceeds in 11.0% Junior Subordinated Deferrable Interest Debentures, Series A (the "TCT I Junior Subordinated Debentures"). See Note 12 to Consolidated Financial Statements.

(4) The Other Operating Data has been derived from the Corporation's records. Account data for DFC is approximate.

(5) Data giving pro forma effect to the DFC Acquisition is not available as of the date of this Prospectus.

                             TELEBANC CAPITAL TRUST II

     TeleBanc Capital Trust II is a statutory business trust created under Delaware law pursuant to (i) the Series A Trust Agreement executed by the Corporation, as Depository, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and the Administrative Trustees named therein, and (ii) the filing of a Certificate of Trust with the Delaware Secretary of State on May 22, 1998. The Series A Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Issuer exists for the exclusive purposes of (i) issuing and selling the Series A Securities, (ii) using the proceeds from the sale of Series A Securities to acquire Series A Subordinated Debentures issued by the Corporation and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the Series A Capital Securities). Accordingly, the Series A Subordinated Debentures will be the sole assets of the Issuer, and payments under the Series A Subordinated Debentures will be the sole revenue of the Issuer.

     All of the Series A Common Securities will be owned by the Corporation. The Series A Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Series A Capital Securities, except that upon the occurrence and continuance of an event of default under the Series A Trust Agreement resulting from an event of default under the Indenture, the rights of the Corporation as holder of the Series A Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Series A Capital Securities. See "Description of Series A Capital Securities -- Subordination of Series A Common Securities." The Corporation will acquire Series A Common Securities in an aggregate Liquidation Amount at least equal to 3% of the total capital of the Issuer.

     The Issuer has a term of 55 years, but may terminate earlier as provided in the Series A Trust Agreement. The Issuer's business and affairs are conducted by the Issuer Trustees: Wilmington Trust Company, as Property Trustee, and Wilmington Trust Company, as Delaware Trustee, and individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. Wilmington Trust Company, as Property Trustee, will act as sole trustee under the Series A Trust Agreement for purposes of compliance with the Trust Indenture Act. Wilmington Trust Company will also act as trustee under the Series A Guarantee and the Indenture. See "Description of Series A Guarantee" and "Description of Series A Subordinated Debentures." The holder of the Series A Common Securities of the Issuer, or the holders of a majority in Liquidation Amount of the Series A Capital Securities if an event of default under the Series A Trust Agreement has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee. In no event will the holders of the Series A Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights are vested exclusively in the holder of the Series A Common Securities. The Corporation will pay all fees and expenses related to the Issuer and the offering of the Series A Capital Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Issuer. The Corporation does not expect that the Issuer will be subject to the reporting or information requirements under the Exchange Act.

     The principal executive offices of the Issuer are c/o TeleBanc Financial Corporation, 1111 North Highland Street, Arlington, Virginia 22201.

                                  RISK FACTORS

     Prospective purchasers of the Series A Capital Securities should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters. In addition, because holders of Series A Capital Securities may receive Series A Subordinated Debentures in exchange therefor upon liquidation of the Issuer, prospective purchasers of Series A Capital Securities are also making an investment decision with regard to the Series A Subordinated Debentures and should carefully review all the information regarding the Series A Subordinated Debentures contained herein.

            RISK FACTORS RELATING TO THE SERIES A CAPITAL SECURITIES

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE SERIES A GUARANTEE AND THE SERIES A SUBORDINATED DEBENTURES

     The obligations of the Corporation under the Series A Guarantee issued by the Corporation for the benefit of the holders of Series A Capital Securities and under the Series A Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt of the Corporation. Substantially all of the Corporation's existing indebtedness, other than the Existing Junior Subordinated Debentures, constitutes Senior Debt. The Series A Guarantee will rank pari passu with the guarantee by the Corporation of the obligations of TCTI under the Existing Capital Securities, and the Series A Subordinated Debentures will rank pari passu with the Existing Junior Subordinated Debentures.

     Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of the assets of any subsidiary, including TeleBank, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. There are various legal limitations on the extent to which certain of the Corporation's subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. Accordingly, the Series A Subordinated Debentures and the Series A Guarantee will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series A Subordinated Debentures and beneficiaries of the Series A Guarantee should look only to the assets of the Corporation for payments on the Series A Subordinated Debentures or under the Series A Guarantee, as the case may be. See "TeleBanc Financial Corporation." None of the Indenture, the Series A Guarantee or the Series A Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, that may be incurred by the Corporation. See "Description of Series A Guarantee -- Status of the Guarantee" and "Description of Series A Subordinated Debentures -- Subordination." The Corporation expects from time to time that it will incur additional indebtedness constituting Senior Debt and that its subsidiaries will incur additional liabilities.

     The ability of the Issuer to pay amounts due on the Series A Capital Securities is solely dependent upon the Corporation's making payments on the Series A Subordinated Debentures as and when required. See "Risk Factors Relating to the Corporation -- Limited Sources of Funds; Payment of Fixed Obligations."

OPTION TO DEFER INTEREST PAYMENT; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

     So long as no event of default under the Indenture has occurred and is continuing, the Corporation has the right under the Indenture to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Series A Capital Securities by the Issuer also will be deferred (and the amount of Distributions to which holders of the Series A Capital Securities are entitled will accumulate additional
Distributions thereon at the rate of        % per annum, compounded quarterly
from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Corporation may not, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other series of Junior Subordinated Debentures) that rank pari passu with or junior in interest to the Series A Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series A Subordinated Debentures (other than (a) dividends or distributions in capital stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Series A Guarantee, (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's benefit plans for its directors, officers or employees, related to the issuance of common stock or rights under a dividend reinvestment and stock purchase plan, or related to the issuance of common stock (or securities convertible into or exchangeable for common stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period and (e) guarantee payments with respect to the guarantee by the Corporation of the Existing Capital Securities to the extent such payments are made pari passu with payments with respect to the Series A Guarantee). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then
accrued and unpaid (together with interest thereon at the rate of        % per
annum, compounded quarterly from the interest payment date for such interest, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Series A Capital Securities -- Distributions" and "Description of Series A Subordinated Debentures -- Option to Defer Interest Payments."

     Should an Extension Period occur, a holder of Series A Capital Securities will be required to accrue income (in the form of original issue discount) in respect of its pro rata share of the Series A Subordinated Debentures held by the Issuer for United States federal income tax purposes. As a result, a holder of Series A Capital Securities will be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash attributable to such income, and will not receive the cash related to such income from the Issuer if the holder disposes of the Series A Capital Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "-- Sales or Redemption of Series A Capital Securities."

     The Corporation has no current intention of exercising its right to defer payments of interest on the Series A Subordinated Debentures. However, should the Corporation elect to exercise such right in the future, the market price of the Series A Capital Securities is likely to be adversely affected. A holder that disposes of its Series A Capital Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Series A Capital Securities.

REDEMPTION UPON TAX EVENT OR CAPITAL TREATMENT EVENT

     Upon the occurrence and continuation of a Tax Event or Capital Treatment
Event (whether occurring before or after        , 2003), the Corporation has the
right if certain conditions are met, to redeem the Series A Subordinated Debentures in whole (but not in part) within 90 days following the occurrence of such Tax Event or Capital Treatment Event and thereby cause a mandatory redemption of the Series A Capital Securities. The exercise of such right is subject to the Corporation's having received any regulatory approvals to do so if then required under applicable capital guidelines or policies. See "Description of Series A Subordinated Debentures -- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event" and "Description of Series A Capital Securities -- Redemption or Exchange."

     A "Tax Event" means the receipt by the Issuer of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Series A Capital Securities under the Series A Trust Agreement, there is more than an insubstantial risk that (i) the Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series A Subordinated Debentures, (ii) interest payable by the Corporation on the Series A Subordinated Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Issuer is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. With respect to Series A Subordinated Debentures which are no longer held by the Issuer or another issuer, "Tax Event" means the receipt by the Corporation of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Series A Subordinated Debentures under the Indenture, there is more than an insubstantial risk that interest payable by the Corporation on the Series A Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes (each of the circumstances referred to in clauses (i), (ii) and (iii) of the preceding sentence and the circumstances referred to in this sentence being referred to herein as an "Adverse Tax Consequence").

     A "Capital Treatment Event" means that the Corporation shall have received an opinion of independent bank regulatory counsel experienced in such matters to the effect that the Series A Capital Securities, as a result of (a) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any rules, guidelines or policies of the appropriate regulatory authorities or (b) any official administrative pronouncement or judicial decision for interpreting or applying such laws or regulations which amendment or change is effective or such pronouncement or decision is announced on or after the date of the original issuance of the Series A Capital Securities, do not constitute, or within 90 days of the date thereof, will not constitute Tier 1 capital applied as if the Corporation or its successor were a bank holding company under The Bank Holding Company Act of 1956, as amended; provided, however, that the distribution of the Series A Subordinated Debentures in connection with the liquidation of the Issuer by the Corporation shall not in and of itself constitute a Capital Treatment Event unless such liquidation shall have occurred in connection with a Tax Event.

EXCHANGE OF SERIES A CAPITAL SECURITIES FOR SERIES A SUBORDINATED DEBENTURES

     The Corporation will have the right at any time to terminate the Issuer and, after satisfaction of liabilities to creditors of the Issuer as required by applicable law, cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer. The exercise of such right is subject to the Corporation having received prior regulatory approval if then required under applicable capital guidelines or policies. See "Description of Series A Capital Securities -- Liquidation of Issuer and Distribution of Series A Subordinated Debentures to Holders" and "Description of Series A Capital
Securities -- Redemption."

     Under current United States federal income tax law and interpretations and assuming, as expected, the Issuer is classified as a grantor trust for such purposes, a distribution of the Series A Subordinated Debentures upon a liquidation of the Issuer should not be a taxable event to holders of the Series A Capital Securities. However, if a Tax Event were to occur which would cause the Issuer to be subject to United States federal income tax with respect to income received or accrued on the Series A Subordinated Debentures, a distribution of the Series A Subordinated Debentures by the Issuer could be a taxable event to the Issuer and the holders of the Series A Capital Securities. See "Certain Federal Income Tax Consequences -- Distribution of Series A Subordinated Debentures to Holders of Series A Capital Securities."

MARKET PRICES

     There can be no assurance as to the market prices for Series A Capital Securities or Series A Subordinated Debentures that may be distributed in exchange for Series A Capital Securities upon liquidation of the Issuer. Accordingly, the Series A Capital Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Series A Subordinated Debentures that a holder of Series A Capital Securities may receive upon liquidation of the Issuer, may trade at a discount to the price that the investor paid to purchase the Series A Capital Securities offered hereby. As a result of the existence of the Corporation's right to defer interest payments, the market price of the Series A Capital Securities (which represent beneficial ownership interests in the Issuer) may be more volatile than the market prices of other securities that are not subject to such optional deferrals. See "Description of Series A Capital Securities" and "Description of Series A Subordinated Debentures."

RIGHTS UNDER THE SERIES A GUARANTEE

     The Series A Guarantee guarantees to the holders of the Series A Capital Securities the following payments, to the extent not paid by the Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Series A Capital Securities, to the extent that the Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Series A Capital Securities called for redemption, to the extent that the Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Issuer (unless the Series A Subordinated Debentures are distributed to holders of the Series A Capital Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Issuer remaining available for distribution to holders of the Series A Capital Securities after payment of creditors of the Issuer as required by applicable law. The Series A Guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as Guarantee Trustee under the Series A Guarantee for the purpose of compliance with the Trust Indenture Act and will hold the Series A Guarantee for the benefit of the holders of the Series A Capital Securities. Wilmington Trust Company will also act as Debenture Trustee for the Series A Subordinated Debentures, as Property Trustee under the Indenture and as Delaware Trustee under the Series A Trust Agreement.

     The Series A Guarantee is subordinate as described under "-- Ranking of Subordinated Obligations Under the Series A Guarantee and the Series A Subordinated Debentures."

     The holders of not less than a majority in aggregate Liquidation Amount of the Series A Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series A Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series A Guarantee. Any holder of the Series A Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series A Subordinated Debentures, the Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Series A Capital Securities or otherwise, and, in such event, holders of the Series A Capital Securities would not be able to rely upon the Series A Guarantee for payment of such amounts. Instead, if an event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest on or principal of the Series A Subordinated Debentures on the applicable payment date, then a holder of Series A Capital Securities may institute a legal proceeding directly against the Corporation pursuant to the terms of the Indenture for enforcement of payment to such holder of the principal of or interest on such Series A Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Corporation will have a right of set-off under the Indenture to the extent of any payment made by the Corporation to such holder of Series A Capital Securities in the Direct Action. Except as described herein, holders of Series A Capital Securities will not be able to exercise directly any other remedy available to the holders of the Series A

Subordinated Debentures or assert directly any other rights in respect of the Series A Subordinated Debentures. The exercise by the Corporation of its right, as described herein, to defer the payment of interest on the Series A Subordinated Debentures, does not constitute a Debenture Event of Default. See "Description of Series A Subordinated Debentures -- Enforcement of Certain Rights by Holders of Series A Capital Securities," "-- Debenture Events of Default" and "Description of Series A Guarantee." The Series A Trust Agreement provides that each holder of Series A Capital Securities by acceptance thereof agrees to the provisions of the Series A Guarantee and the Indenture.

LIMITED VOTING RIGHTS

     Holders of Series A Capital Securities generally will have limited voting rights relating only to the modification of the Series A Capital Securities and the Series A Guarantee and the exercise of the Issuer's rights as holder of Series A Subordinated Debentures. Holders of Series A Capital Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or any Administrative Trustee, and such voting rights are vested exclusively in the holder of the Series A Common Securities except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein. The Property Trustee, the Administrative Trustees and the Corporation may amend the Series A Trust Agreement without the consent of holders of Series A Capital Securities to ensure that the Issuer will not be classified for United States federal income tax purposes as an association or publicly traded partnership subject to taxation as a corporation unless such action materially and adversely affects the interests of such holders. See "Description of Series A Capital Securities -- Removal of Issuer Trustees" and "-- Voting Rights; Amendment of Series A Trust Agreement."

TRADING CHARACTERISTICS

     The Series A Capital Securities will be a new issue of securities for which there currently is no market. The Issuer has applied for quotation of the Series
A Capital Securities on the Nasdaq National Market under the symbol "       ."
There can be no assurance that the Series A Capital securities will be approved for trading on the Nasdaq National Market. Further, although the Underwriters have indicated to the Corporation and the Issuer that they intend to make a market in the Series A Capital Securities, they are not obligated to do so and may discontinue any such market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Capital Securities.

     The Series A Capital Securities may trade at prices that do not fully reflect the value of accrued and unpaid interest with respect to the underlying Series A Subordinated Debentures. See "Certain Federal Income Tax
Consequences -- Interest Income and Original Issue Discount" and "-- Sales or Redemption of Series A Capital Securities" for a discussion of the United States federal income tax consequences that may result from a taxable disposition of the Series A Capital Securities.

                    RISK FACTORS RELATING TO THE CORPORATION

LIMITED SOURCES OF FUNDS; PAYMENT OF FIXED OBLIGATIONS

     The Corporation relies on cash dividends from TeleBank to make payments on certain obligations, including payments on the Series A Subordinated Debentures (which are the primary source of funds for the payment of the Series A Capital Securities). TeleBank is subject to substantial regulatory restrictions on its ability to pay dividends on its common stock.

     Office of Thrift Supervision ("OTS") regulations prohibit thrift institutions, such as TeleBank, from making "capital distributions" (defined to include a cash distribution or a stock redemption, but to exclude dividends in the form of additional capital stock) unless the institution is at least "adequately capitalized." Currently, an institution is considered "adequately capitalized" for this purpose if it has a core capital ratio of at least 4.0%, a tier 1 capital ratio of at least 4.0%, and a total capital ratio of at least 8.0%. At March 31, 1998, TeleBank's tangible, core capital, tier 1 and total capital ratios of 5.5%, 5.5%, 11.0% and 11.6%, respectively, met the ratios established for "well capitalized" institutions and, thus, exceeded the ratios established for "adequately capitalized" institutions.

     Under current OTS capital distribution regulations, as long as TeleBank meets the OTS capital requirements before and after the payment of dividends, it may pay dividends without prior OTS approval equal to the higher of (i) 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. The OTS could require prior approval if it were to determine that TeleBank was "in need of more than normal supervision." In addition, the OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and must be given 30 days' advance notice of all capital distributions, during which time it may object to any proposed distribution. As of March 31, 1998, approximately $11.0 million were available for payment of dividends by TeleBank to the Corporation under applicable restrictions without regulatory approval. There can be no assurance that such amounts can or will be paid as dividends. The Corporation's aggregate annual interest payment on its subordinated debentures and the Existing Junior Subordinated Debentures is $4.4 million. In addition, under the terms of the indentures for certain of its subordinated debentures and the Existing Junior Subordinated Debentures, the Corporation presently is required to maintain, on an unconsolidated basis, liquid assets in an amount equal to or greater than $3.3 million. Any restrictions on TeleBank's payment of dividends could adversely affect the Corporation's ability to make payments on the Series A Subordinated Debentures, and thus on the Issuer's ability to make payments on the Series A Capital Securities. See "Business -- Government
Regulation -- Sources of Funds for Cash Dividends" and Note 12 to Consolidated Financial Statements.

INTEREST RATE RISK

     The Corporation's results of operations substantially depend upon the level of its net interest income, which is the difference between interest income from interest-earning assets (such as loans and mortgage-backed securities) and interest expense on interest-bearing liabilities (such as deposits and borrowings). Interest rates are highly sensitive to many factors beyond the control of the Corporation, including governmental monetary policies, domestic and international economic and political conditions and other factors. If interest rate fluctuations cause TeleBank's cost of funds to increase faster than the yield on TeleBank's interest-bearing assets, its net interest income will be reduced.

     The market value of most of the Corporation's financial assets also is sensitive to fluctuations in market interest rates. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise. Based on a simulation analysis used by the Corporation, and excluding TeleBank's trading portfolio, the Corporation estimates that a hypothetical instantaneous 100 basis point rise in rates would cause the fair value of the Corporation's equity as of March 31, 1998 to decrease by 0.50%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

     The Corporation is subject to federal regulatory oversight by the OTS as a savings and loan holding company. TeleBank is subject to extensive regulation by the OTS as its primary federal regulator and also by the FDIC and the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"). Future legislation or regulations may be adopted which could have an adverse effect on the Corporation or TeleBank. In addition, TeleBank's non-traditional operating plan may subject it to increased regulatory scrutiny.

     TeleBank is subject to minimum capital and leverage requirements prescribed by federal statute and OTS regulations. At March 31, 1998, TeleBank's regulatory tangible, core, tier 1 and total capital ratios were 5.5%, 5.5%, 11.0% and 11.6%, respectively. TeleBank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations issued pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). If TeleBank were to fail to meet its regulatory capital requirements it would be subject to additional restrictions and would be required by statute to file a capital restoration plan with the OTS setting forth, among other things, the steps TeleBank would take to become "adequately capitalized." The OTS could choose not to accept the plan unless the Corporation guaranteed TeleBank's compliance with the plan in writing. Finally, if TeleBank were to become "critically undercapitalized" (which is defined to include institutions that still have a positive net worth) it would be subject to the appointment of a receiver or conservator.

     TeleBank's ability to maintain or increase its capital levels in future periods will be subject, among other things, to general economic conditions, the Corporation's ability to raise new capital and the Corporation's ability and willingness to make additional capital contributions to TeleBank. As a result, although TeleBank's regulatory capital ratios at March 31, 1998 met the ratios established for "well capitalized" institutions, there can be no assurance that TeleBank will be able to maintain capital levels that meet the standards for classification as "well capitalized" under the prompt corrective action standards.

LEGISLATIVE CONSIDERATIONS

     Congress has been considering legislation in various forms which could require a federally chartered thrift, such as TeleBank, to convert its charter to a national or state bank charter. If legislation is adopted that requires TeleBank to convert its charter, TeleBanc Financial would become a bank holding company subject to additional regulation, including restrictions on its activities and the imposition of regulatory capital requirements. In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on TeleBank and the Corporation. The Corporation is unable to predict whether, and in what form, any such legislation is likely to be passed and the effect such legislation might have on the Corporation or TeleBank. See
"Business -- Government Regulation -- Thrift Charter Legislation."

DEVELOPMENT OF BRAND AWARENESS

     The Corporation believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet and through other nontraditional commercial means. The Corporation's success in introducing new financial products and services through alternative delivery channels will depend in part upon the Corporation's ability to increase brand awareness of the name "TeleBank." There can be no assurance that the Corporation will be able to develop effectively an association between the brand name "TeleBank" and the financial products and services it provides, or that, if successful, such association will have a substantial favorable effect upon the Corporation's business, financial condition and results of operations. The Corporation anticipates that its efforts to develop and, if developed, maintain brand awareness will increase marketing and related costs significantly. These significant additional expenses could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation currently does not have any intellectual property rights to the tradename "TeleBank" or any trademarks associated therewith. If the Corporation is successful in developing a branded identity for "TeleBank" and a competitor were to challenge successfully the ability of the Corporation to use this name, it could have a material adverse effect on the Corporation's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Corporation believes that the principal competitive factors in the financial services industry in which it operates are price (e.g., interest rates paid on savings products and fees associated with investment products), service, convenience and product quality. Although the Corporation believes its operating strategy enables it to offer competitive financial products on a nationwide basis, there can be no assurance that the Corporation will be able to differentiate its products from the products of its competitors in the financial services industry.

     The financial services industry, which is highly competitive and dynamic, has recently undergone, and continues to undergo, a major consolidation of participants. Competing providers of direct-marketed savings and investment products include Net.B@nk and other Internet-based financial institutions. Additionally, more traditional, branch-based financial services companies may be able to adopt business strategies similar to those of the Corporation with relative ease, and there are few barriers to market entry. Many of the companies with which the Corporation competes or may compete in the future have significantly greater capital and management resources than does the Corporation. Increased competition could materially adversely affect the Corporation's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Corporation's success may depend upon the continued service of its senior management team, including David A. Smilow, Chairman of the Board of Directors, Mitchell H. Caplan, Vice Chairman of the Board of Directors, Chief Executive Officer and President, Aileen Lopez Pugh, Executive Vice President and Chief Financial Officer and Laurence Greenberg, Executive Vice President and Chief Marketing Officer. The loss of service of any key personnel, or the inability to attract additional qualified personnel, could have an adverse effect upon the Corporation's business, financial condition and results of operations.

SYSTEMS FAILURE AND SECURITY RISKS

     The computer systems and network infrastructure used by TeleBank and the Corporation may be vulnerable to unforeseen problems. TeleBank's operations are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in TeleBank's operations could have a material adverse effect on the Corporation's business, financial condition and results of operations. TeleBank also must protect its computer systems and network infrastructure from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and power disruptions could jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to TeleBank and the Corporation and would likely adversely affect the Corporation's ability to retain or attract customers. The Corporation employs security systems, including firewalls and password encryption, designed to minimize the risk of security breaches, and relies on an outside third party service provider for back-up Internet services and facilities. The Corporation also maintains insurance designed to compensate the Corporation in the event of any accident, system failure or breach of security. In addition, depositors' funds are insured by the FDIC to a maximum of $100,000 per depositor. Although the Corporation intends to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A failure of such security measures could result in a material adverse effect on the Corporation's business, financial condition and results of operations.

                         TELEBANC FINANCIAL CORPORATION

     The Corporation is a leading national provider of high value savings, investment and other financial products and services. The Corporation utilizes a branchless banking strategy to offer financial products and services to customers nationwide and to maintain its low cost structure through the use of alternative delivery channels, such as telephones, the Internet, ATMs, facsimile and mail. The Corporation's broad selection of high value savings and investment products generally have higher interest rates or carry lower fees than similar products offered by traditional, branch-based financial institutions. The Corporation also emphasizes high quality customer service and provides customers with "anywhere, anytime" convenience for accessing its financial products and services. The Corporation intends to broaden its financial products and services to include in 1998 annuities, residential mortgage loans, credit cards and mutual funds. At March 31, 1998, the Corporation had more than 22,000 customer accounts, $560.6 million in deposits and $1.0 billion in assets.

     The financial services industry is the fifth largest in the United States. In 1997, deposits held in U.S. financial institutions totaled more than $4 trillion and assets held by such institutions totaled more than $6 trillion. The financial services industry is experiencing rapid change, characterized by the demand for electronic delivery channels of products and services, the emergence of nationwide, full-service financial institutions and growing price competition. Increasingly, customers are seeking higher value products, as well as access to financial services and products through electronic delivery channels, such as the Internet, telephones, ATMs and facsimile. The use of such electronic media has grown through the development of network technologies, the increased use of personal computers in the home and workplace and faster and less expensive Internet access. According to an April 1997 report by the U.S. Department of Commerce (the "Commerce Report"), businesses will trade as much as $300 billion annually over the Internet during the next five years. Although Internet banking is still relatively new, the Commerce Report estimated that approximately 4.5 million households were banking online in 1997, and that number is expected to increase to 10 to 16 million households by the year 2000.

     To meet changing customer demands, the Corporation has developed a low cost operating strategy designed to reach potential customers through alternative delivery channels and to build brand awareness of "TeleBank." As part of this strategy, through a variety of advertising and promotional media, including print, the Internet, radio advertising and public relations, the Corporation targets customers in all 50 states who seek higher rates, convenience and service. The Corporation also has implemented an affinity marketing program, through which it directly markets its savings and investment products to members of the participating organizations. Currently, TeleBank has affinity programs with 10 organizations having an aggregate of more than 1,000,000 members nationwide. The Corporation also intends to broaden its financial product and service offerings by forming strategic alliances with other financial service providers to develop and market co-branded products. For example, the Corporation has entered into agreements with, among others, USG Annuity & Life Company and Jackson National Life Insurance Company to offer through the Corporation's licensed insurance subsidiary co-branded annuities. The Corporation has also entered into an agreement with E-Loan, an Internet-based mortgage loan broker to offer residential mortgage loans.

                              RECENT DEVELOPMENTS

     Consistent with the Corporation's direct marketing operating strategy, the Corporation has signed an agreement to acquire Direct Financial Corporation ("DFC"), a regional thrift holding company, and its wholly owned subsidiary, Premium Bank F.S.B., a federal savings bank ("Premium Bank"), in a merger transaction for approximately $21.4 million in cash and the repayment by the Corporation of approximately $6 million in subordinated debt and other liabilities (the "DFC Acquisition"). DFC employs a direct marketing strategy similar to that of the Corporation. At December 31, 1997, DFC reported total assets of $326.1 million, total deposits of $273.9 million, total stockholders' equity of $12.3 million and approximately 15,000 customer accounts. Although there can be no assurance, the DFC Acquisition is expected to be completed in the summer of 1998, subject to receipt of regulatory approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     All of the proceeds from the sale of the Series A Capital Securities will be invested by the Issuer in Series A Subordinated Debentures. The Corporation intends that the proceeds from the sale of the Series A Subordinated Debentures will be used to fund the continued growth of the Corporation, including its national direct marketing initiatives, and for working capital and general corporate purposes.

     Simultaneously with the Offering, the Corporation is offering to the public pursuant to the Common Stock Offering 2,800,000 shares of Common Stock (and an additional 420,000 shares of Common Stock if the over-allotment option is exercised in full by the underwriters of the Common Stock Offering). The Corporation intends to use the net proceeds from the Common Stock Offering,
estimated to be $          million ($          million if the underwriters'
over-allotment option is exercised in full), assuming a price to the public for
the Common Stock of $          per share, to fund the continued growth of the
Corporation, including its national direct marketing initiatives, and for working capital and general corporate purposes. The Series A Capital Securities and the Common Stock are being sold in separate offerings. However, the Corporation does not intend to complete the Offering unless the Common Stock Offering is completed.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Corporation's consolidated ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,
                                             THREE MONTHS       ---------------------------------
                                         ENDED MARCH 31, 1998   1997   1996   1995   1994   1993
                                         --------------------   -----  -----  -----  -----  -----
Earnings to Fixed Charges:
  Excluding Interest on Deposits.......         1.06x           1.38x  1.30x  1.29x  1.09x  1.50x
  Including Interest on Deposits.......         1.03x           1.17x  1.11x  1.14x  1.04x  1.17x
Earnings to Fixed Charges and
  Preferred Dividends:
  Excluding Interest on Deposits.......         1.02x           1.33x  1.30x  1.29x  1.09x  1.50x
  Including Interest on Deposits.......         1.01x           1.15x  1.11x  1.14x  1.04x  1.17x

     For purposes of computing the ratios of earnings to fixed charges and of earnings to combined fixed charges and the pretax amount of preferred stock dividend requirements, earnings represent net income from continuing operations plus total taxes based on income and fixed charges and less undistributed earnings of subsidiaries. Fixed charges, excluding interest on deposits, consists of interest expense (other than on deposits) and capitalized interest. Fixed charges, including interest on deposits, consists of all interest expense and capitalized interest.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, the Issuer will be treated as a subsidiary of the Corporation and, accordingly, the accounts of the Issuer will be included in the Consolidated Financial Statements of the Corporation. The Series A Capital Securities will be presented as part of a separate line item in the consolidated balance sheets of the Corporation under the caption "Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Corporation," and appropriate disclosures about the Series A Capital Securities, the Series A Guarantee and the Series A Subordinated Debentures will be included in the Notes to the Consolidated Financial Statements. For financial reporting purposes, the Corporation will record Distributions payable on the Series A Capital Securities as minority interest in the Consolidated Statements of Operations.

     The Corporation has agreed that future financial reports of the Corporation will: (i) present the Series A Capital Securities issued by the Corporation on the Corporation's balance sheet as a separate line item entitled "Corporation--Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Corporation", (ii) include in a footnote to the financial statements disclosure that the sole assets of the Issuer are the Series A Subordinated Debentures (specifying the principal amount, interest rate and maturity date of Series A Subordinated Debentures held); and (iii) include, in an audited footnote to the financial statements, disclosure that (a) the Issuer is wholly owned, (b) the sole assets of the Issuer are the Series A Subordinated Debentures (specifying the principal amount, interest rate and maturity date of the Series A Subordinated Debentures held), and (c) the obligations of the Corporation under the Series A Subordinated Debentures, the Indenture, the Series A Trust Agreement and the Series A Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Corporation of the Issuer's obligations under the Series A Capital Securities issued by the Issuer.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Corporation and its subsidiaries at March 31, 1998 (i) on an actual basis,
(ii) on a pro forma basis to reflect the consummation of (a) the Corporation's acquisition of substantially all of the assets and its assumption of substantially all of the liabilities of Met Holdings, Inc. ("MET Holdings") in exchange for the issuance of 2,876,162 shares of Common Stock (the "MET Holdings Transaction") which was completed on April 30, 1998 and (b) the DFC Acquisition, and (iii) on a pro forma, as adjusted basis to give effect to (a) the consummation of the offering of the Series A Capital Securities and the investment of the net proceeds therefrom in the Series A Subordinated Debentures, (b) the sale of the Corporation's Common Stock in the Common Stock Offering and the investment of the net proceeds therefrom, (c) the issuance of 2,399,486 shares of Common Stock upon the conversion (the "Preferred Stock Conversion") of 18,850 outstanding shares of Series A Voting Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), 4,050 outstanding shares of Series B Nonvoting Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and 7,000 shares of Series C Nonvoting Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock" and, collectively with the Series A Preferred Stock and the Series B Preferred Stock, the "Preferred Stock") upon completion of the Common Stock Offering, and (d) the issuance of 119,974 shares of Common Stock as a dividend on the Preferred Stock prior to completion of the Common Stock Offering. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The information set forth in the table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                        MARCH 31, 1998
                                                            ---------------------------------------
                                                                                        PRO FORMA,
                                                            ACTUAL      PRO FORMA      AS ADJUSTED
                                                            -------   --------------   ------------
                                                                          (Unaudited)
                                                                        (In thousands)
Subordinated debt, net....................................  $29,672      $               $
Trust preferred securities (1)............................    9,526
Stockholders' equity (2):
Preferred Stock, $.01 par value, 500,000 shares
  authorized:
  Series A Voting Convertible Preferred Stock, 18,850
     issued and outstanding actual and pro forma, no
     shares issued and outstanding pro forma, as
     adjusted.............................................    9,634
  Series B Nonvoting Convertible Preferred Stock, 4,050
     issued and outstanding actual and pro forma, no
     shares issued and outstanding, pro forma, as
     adjusted.............................................    2,070
  Series C Nonvoting Convertible Preferred Stock, 7,000
     issued and outstanding actual and pro forma, no
     shares issued and outstanding, pro forma, as
     adjusted.............................................    3,577           --              --
Common stock, $.01 par value, 29,500,000 shares
  authorized, 7,014,448 shares issued and outstanding
  actual and pro forma; 9,814,448 shares issued and
  outstanding, pro forma, as adjusted.....................       22
Additional paid-in capital................................   16,387
Retained earnings.........................................   11,850
  Net unrealized loss on securities available for sale,
     net of tax...........................................    3,000
     Total stockholders' equity (3).......................   46,540
                                                            -------      -------         -------
          Total capitalization............................  $85,738      $               $
                                                            =======      =======         =======

---------------

(1) Consists of 10,000 shares of Company-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TCT I. See Note 12 to Consolidated Financial Statements.

(2) Does not include 1,086,176 shares of Common Stock issuable upon the exercise of outstanding warrants or 1,645,196 shares of Common Stock reserved for issuance upon exercise of outstanding options granted to directors, executive officers and key employees under the Company's 1994 Stock Option Plan and 1997 Stock Option Plan.

(3) If the over-allotment option granted to the Underwriters is exercised in full, total stockholders' equity, pro forma, as adjusted, at March 31, 1998
    would be $     million.

             SELECTED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                FINANCIAL CONDITION AND STATEMENT OF OPERATIONS
                          OF TELEBANC FINANCIAL CORPORATION

    The unaudited Pro Forma Condensed Consolidated Statement of Financial Condition and Statement of Operations of the Corporation are presented to give pro forma effect to (i) the MET Holdings Transaction, and (ii) the DFC Acquisition. The DFC Acquisition is expected to be completed in the summer of 1998, subject to receipt of regulatory approval. The pro forma financial information has been prepared using the historical Consolidated Financial Statements of the Corporation. The Pro Forma Condensed Consolidated Statement of Financial Condition gives effect to the transactions described above as if they had occurred as of March 31, 1998. The Pro Forma Condensed Consolidated Statement of Operations gives pro forma effect to the above transactions as if they had occurred on January 1, 1997 for the year ended December 31, 1997, and on January 1, 1998 for the three months ended March 31, 1998.

    The pro forma consolidated financial data of the Corporation have been derived from and should be read in conjunction with the Corporation Consolidated Financial Statements and the Notes thereto included elsewhere herein. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position that would have occurred had the transactions described above been effected on the dates assumed nor is the pro forma financial information intended to be indicative of the Corporation's future financial position or results of operations.

                                                          YEAR ENDED DECEMBER 31, 1997
                                             -------------------------------------------------------
                                                          MET HOLDINGS
                                              TELEBANC       AND DFC
                                             FINANCIAL      COMBINED       PRO FORMA
 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)   HISTORICAL   HISTORICAL(A)   ADJUSTMENT      PRO FORMA
 -----------------------------------------   ----------   -------------   -----------    -----------
                                                           (Unaudited)    (Unaudited)    (Unaudited)
STATEMENT OF OPERATIONS DATA:
Interest income............................   $59,301        $23,308         $  --         $82,609
Interest expense...........................    46,063         18,431            --          64,494
                                              -------        -------         -----         -------
   Net interest income.....................    13,238          4,877            --          18,115
Provision for loan losses..................       921            456            --           1,377
Non-interest income........................     4,093          3,155            --           7,248
Non-interest expense:
   Selling, general and administrative
     expenses..............................     9,041          4,212            --          13,253
   Other non-interest expense..............     1,100             --           510(b)        1,610
                                              -------        -------         -----         -------
Income before income tax, minority interest
 and preferred dividend....................     6,269          3,364          (510)          9,123
Income tax expense.........................     1,657            471            --           2,128
Minority interest..........................       395             --            --             395
                                              -------        -------         -----         -------
Net income from continuing operations
 before nonrecurring charges directly
 attributable to the transaction and
 preferred dividend........................   $ 4,217        $ 2,893         $(510)        $ 6,600
                                              =======        =======         =====         =======
Preferred dividend.........................       546            180            --             726
Net income available to common
 stockholders..............................   $ 3,671        $ 2,713         $(510)        $ 5,874
                                              =======        =======         =====         =======
Earnings per share:
   Basic...................................   $  0.84                                      $  1.34
   Diluted.................................   $  0.57                                      $  0.89

                                                        THREE MONTHS ENDED MARCH 31, 1998
                                             --------------------------------------------------------
                                                           MET HOLDINGS
                                              TELEBANC        AND DFC
                                              FINANCIAL      COMBINED       PRO FORMA
 (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)   HISTORICAL    HISTORICAL(A)   ADJUSTMENT      PRO FORMA
 -----------------------------------------   -----------   -------------   -----------    -----------
                                             (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)
STATEMENT OF OPERATIONS DATA:
Interest income............................    $18,071        $5,528          $  --         $23,599
Interest expense...........................     14,477         4,568             --          19,045
                                               -------        ------          -----         -------
   Net interest income.....................      3,594           960             --           4,554
Provision for loan losses..................        250           130             --             380
Non-interest income........................      1,947           228             --           2,175
Non-interest expense:
   Selling, general and administrative
     expenses..............................      3,889           880             --           4,769
   Other non-interest expense..............        315            --            128(b)          443
                                               -------        ------          -----         -------
Income before income tax, minority interest
 and preferred dividend....................      1,087           178           (128)          1,137
Income tax expense.........................        475            13             --             488
Minority interest..........................        176            --             --             176
                                               -------        ------          -----         -------
Net income from continuing operations
 before nonrecurring charges directly
 attributable to the transaction and
 preferred dividend........................    $   436        $  165          $(128)        $   473
                                               =======        ======          =====         =======
Preferred dividend.........................        162            --             --             162
Net income available to common
 stockholders..............................    $   274        $  165          $(128)        $   311
                                               =======        ======          =====         =======
Earnings per share:
   Basic...................................    $  0.06                                      $  0.07
   Diluted.................................    $  0.05(c)                                   $  0.06

                                                                                 AS OF MARCH 31, 1998
                                                              ----------------------------------------------------------
                                                                            MET HOLDINGS
                                                               TELEBANC       AND DFC
                                                               FINANCIAL      COMBINED      PRO FORMA
                                                              HISTORICAL     HISTORICAL     ADJUSTMENT        PRO FORMA
                                                              -----------   ------------   ------------      -----------
                                                              (Unaudited)   (Unaudited)    (Unaudited)       (Unaudited)
STATEMENT OF FINANCIAL CONDITION DATA(D):
Assets:
   Cash and cash equivalents................................  $   31,559      $  6,471       $ (8,566)(e)    $   29,464
   Loans receivable, net....................................     557,057       182,079             --           739,136
   Mortgage-backed securities...............................     260,152        25,524             --           285,676
   Investment securities....................................     123,963        33,914          3,600(f)        161,477
   Other assets.............................................      75,422        94,154        (11,482)(g)       158,094
                                                              ----------      --------       --------        ----------
   Total assets.............................................  $1,048,153      $342,142       $(16,448)       $1,373,847
                                                              ==========      ========       ========        ==========
Liabilities:
   Retail deposits..........................................  $  560,554      $288,731       $     --        $  849,285
   Brokered callable certificates of deposit................      42,286            --             --            42,286
   Advances from the FHLB...................................     190,000        10,500             --           200,500
   Reverse repurchase agreements and other borrowings.......     153,970         2,495         19,000(h)        175,465
   Other liabilities........................................      45,277         8,925         (4,057)(i)        50,145
                                                              ----------      --------       --------        ----------
   Total liabilities........................................     992,087       310,651         14,943         1,317,681
Trust preferred securities(k)...............................       9,526            --             --             9,526
Total stockholders' equity..................................      46,540        31,491        (31,391)(j)        46,640
                                                              ----------      --------       --------        ----------
   Total liabilities and stockholders' equity...............  $1,048,153      $342,142       $(16,448)       $1,373,847
                                                              ==========      ========       ========        ==========

---------------
(a) Reflects the combined statement of operations of MET Holdings and DFC for the year ended December 31, 1997 and the three months ended March 31, 1998.

(b) Reflects the amortization of goodwill for the year ended December 31, 1997 and the three months ended March 31, 1998 ($510 and $128, respectively) recognized in conjunction with the DFC Acquisition.

(c) The impact of the convertible preferred stock is antidilutive for the three months ended March 31, 1998. The Preferred Stock will convert to Common Stock in the Preferred Stock Conversion. See "Capitalization." Basic earnings per share in future periods will be reduced as a result of the issuance of 2,399,486 shares of Common Stock in the Preferred Stock Conversion.

(d) Reflects the combined statements of financial condition of MET Holdings and DFC as of March 31, 1998.

(e) Reflects the cash amount paid by TeleBanc Financial to acquire DFC ($21,400), plus the amount paid for expenses related to the MET Holdings Acquisition and the elimination of intercompany deposits ($1,109) and the amount used to payoff the outstanding subordinated debentures of DFC ($5,057), net of the proceeds received through borrowings ($19,000).

(f) Reflects the mark-to-market adjustment recognized in conjunction with the acquisition of AFS Investment Securities, a wholly-owned subsidiary of DFC which will be acquired by the Corporation in the DFC Acquisition ($3,600).

(g) Reflects the elimination of MET Holdings' equity interest in TeleBanc Financial ($19,169), net of a mark-to-market adjustment for MET Holdings' equity investment in an unrelated entity ($31). These adjustments also include goodwill to be recognized in conjunction with the DFC Acquisition ($7,656).

(h) Reflects additional reverse repurchase agreements entered into in connection with the DFC Acquisition ($19,000).

(i) Reflects the payoff of outstanding subordinated debentures of DFC ($5,057) in connection with the DFC Acquisition net of additional liabilities incurred in connection with the DFC Acquisition.

(j) Reflects the acquisition by the Corporation of DFC's assets and liabilities and the assets (including 2,866,162 shares of Common Stock owned by MET Holdings) and liabilities, and the issuance of 2,876,162 shares of Common Stock to MET Holdings. The DFC Acquisition and the MET Holdings Transaction are accounted for as a purchase in which the assets and liabilities of DFC and MET Holdings will be recorded at fair value on the Consolidated Financial Statements of the Corporation.

(k) Consists of 10,000 shares of Corporation-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TCT I. See Note 12 to Consolidated Financial Statements.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table presents selected statement of operations data and statement of financial condition data of the Corporation on a consolidated basis for each of the five years in the period ended December 31, 1997, and for the three months ended March 31, 1997 and 1998. The selected historical consolidated financial data presented below for each of the years in the period ended December 31, 1997, are derived from the audited Consolidated Financial Statements of the Corporation. Such data should be read in conjunction with the Consolidated Financial Statements of the Corporation and the related notes included elsewhere in the Prospectus. The selected unaudited consolidated financial data for the three months ended March 31, 1998, presented below are based on the unaudited Consolidated Financial Statements of the Corporation for the period ended and as of March 31, 1998, which are included elsewhere in this Prospectus.

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                              YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                  -----------------------------------------------   -----------------
                                                   1993      1994      1995      1996      1997      1997      1998
                                                  -------   -------   -------   -------   -------   -------   -------
                                                       (In thousands, except per share data)           (Unaudited)
STATEMENT OF OPERATIONS DATA:
Interest income.................................  $16,667   $22,208   $40,511   $45,800   $59,301   $12,837   $18,071
Interest expense................................   11,828    17,513    31,946    34,815    46,063     9,878    14,477
                                                  -------   -------   -------   -------   -------   -------   -------
    Net interest income.........................    4,839     4,695     8,565    10,985    13,238     2,959     3,594
Provision for loan losses.......................      211       492     1,722       919       921       243       250
Non-interest income.............................    1,157       175     3,777     2,756     4,093       618     1,947
Non-interest expenses:
    Selling, general and administrative
      expenses..................................    2,997     3,503     5,561     8,375     9,042     1,897     3,889
    Other non-interest expenses.................      739       153       679       700     1,100       208       315
                                                  -------   -------   -------   -------   -------   -------   -------
Income before income tax, cumulative effect of
  change in accounting principle and minority
  interest......................................    2,049       722     4,380     3,747     6,268     1,229     1,087
Income tax expense..............................      842       182     1,660     1,195     1,657       355       475
Cumulative effect of change in accounting
  principle.....................................      170        --        --        --        --        --        --
Minority interest...............................       --        --        --        --       394        --       176
Preferred stock dividend........................       --        --        --        --       546        60       162
                                                  -------   -------   -------   -------   -------   -------   -------
Net income available to common stockholders.....  $ 1,377   $   540   $ 2,720   $ 2,552   $ 3,671   $   814   $   274
                                                  =======   =======   =======   =======   =======   =======   =======
Earnings per share:
    Basic.......................................  $  0.53   $  0.16   $  0.66   $  0.62   $  0.84   $  0.19   $  0.06
    Diluted.....................................  $  0.53   $  0.16   $  0.66   $  0.58   $  0.57   $  0.15   $  0.05
Weighted average shares:
    Basic.......................................    2,599     3,498     4,099     4,099     4,383     4,212     4,468
    Diluted.....................................    2,599     3,498     4,104     4,406     7,411     5,790     5,757

                                                                     AS OF DECEMBER 31,                          AS OF
                                                  ---------------------------------------------------------    MARCH 31,
                                                    1993       1994       1995       1996           1997         1998
                                                  --------   --------   --------   --------      ----------   -----------
                                                                   (Dollars in thousands)                     (Unaudited)
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets....................................  $220,301   $427,292   $553,943   $647,965      $1,100,352   $1,048,153
Loans receivable, net...........................   100,859    154,742    248,492    351,821         540,704      557,057
Mortgage-backed securities (1)..................    80,782    236,464    234,385    184,743         319,203      260,152
Investment securities (1).......................    18,110     12,444     40,058     78,826          91,237      123,963
Retail savings and certificates of deposit......   113,132    212,411    306,500    390,486         522,221      560,554
Advances from the FHLB..........................    61,000     96,000    105,500    144,800         200,000      190,000
Securities sold under agreements to
  repurchase....................................    29,642     79,613     93,905     57,581         279,909      153,970
Trust preferred securities (2)..................        --         --         --         --           9,572        9,526
Total stockholders' equity......................    12,378     17,028     21,565     24,658          45,824       46,540
OTHER FINANCIAL AND OPERATING DATA:
Return on average total assets..................      0.61%      0.17%      0.53%      0.61%(3)        0.45%        0.11%
Return on average stockholders' equity..........     11.79%      3.17%     14.10%     16.50%(3)        9.17%        2.58%
SG&A expenses to total assets...................      1.36%      0.82%      1.00%      1.03%(3)        0.82%        1.48%
Number of deposit accounts......................     2,932      8,564     12,919     16,506          21,817       22,916
CAPITAL RATIOS OF TELEBANK:
Core............................................      5.39%      6.27%      5.31%      5.08%           5.06%        5.48%
Tangible........................................      5.38       6.35       5.36       5.07            5.06         5.48
Total capital...................................     14.75      15.96      11.74      10.41           11.91        11.60

---------------
(1) Includes available-for-sale, held-to-maturity, held-for-sale, and trading.

(2) Consists of 10,000 shares of Corporation-Obligated Mandatorily Redeemable Capital Securities of a subsidiary trust, TCT I. TCT I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in the TCT I Junior Subordinated Debentures issued by the Corporation. See Note 12 to Consolidated Financial Statements.

(3) Excludes one-time pre-tax charge of $1.7 million ($1.1 million after tax) to recapitalize the Savings Association Insurance Fund ("SAIF"). Giving effect to the charge, return on average assets, return on average stockholders' equity, and selling, general and administrative expenses to total assets for 1996 were 0.42%, 11.4% and 1.29%, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Corporation has adopted a branchless banking strategy through which it offers financial products and services to customers nationwide using alternative delivery platforms, including telephone, Internet, ATMs, facsimile and mail. Prior to its acquisition by members of present management in 1989, the Corporation operated as a traditional community savings bank. In 1989, management changed the Corporation's growth strategy using direct marketing to offer high value financial products and services, which generally offer higher interest rates or lower fees than those offered by traditional financial institutions.

     The Corporation primarily generates revenue in the form of net interest income and, to a lesser degree, non-interest income which includes fees and commissions for services and gains on the sale of assets. Net interest income is the "spread" or difference between the rates of interest earned on its loans and other interest-earning assets, and the rates of interest paid on its deposits and borrowed funds. Fluctuations in interest rates as well as volume and composition changes in interest-earning assets and interest-bearing liabilities may materially affect net interest income.

     The Corporation's asset acquisition strategy is to purchase pools of mortgages secured by one- to four-family residences and mortgage-related securities. The Corporation does not currently originate loans. The Corporation believes that by purchasing a seasoned and geographically diverse loan portfolio, it reduces expenses related to loan origination, and is able to actively manage credit quality risk.

     TeleBank manages its interest rate risk by analyzing the maturities and repricing of its deposits and other sources of funding, and seeking to match the maturities of these instruments with the maturities of the assets in its loan portfolio. In an effort to manage interest rate exposure, TeleBank uses various hedging techniques such as interest rate swaps, caps, swaptions, floors, collars and financial options. TeleBank actively monitors its interest rate sensitivity in a variety of interest rate environments.

     The Corporation plans to build the "TeleBank" franchise identity based on its high value savings and investment and other financial products, superior customer service and anywhere, anytime convenience. The Corporation believes that associating its brand name with its services and delivery channels will enable it to capture the growing market of customers who are increasingly relying on alternative channels for the delivery of their financial services. In pursuing this strategy, TeleBanc plans to increase significantly its marketing expenditures for the foreseeable future to implement a targeted, national advertising campaign and marketing initiative.

DFC ACQUISITION

     Consistent with its operating strategy, the Corporation has signed an agreement to acquire DFC, a thrift holding company and its federally chartered savings bank subsidiary, Premium Bank, in a transaction expected to be consummated in the summer of 1998, subject to regulatory approval. TeleBanc Financial is acquiring DFC because DFC has employed a direct marketing strategy similar to that of the Corporation, and thus presents the opportunity for the Corporation to acquire the deposits and customers of a financial institution without acquiring significant infrastructure. DFC currently operates from a single branch in New Jersey located approximately 30 miles outside of Philadelphia, Pennsylvania, and its customer and deposit base is concentrated in the Mid-Atlantic region of the United States. The Corporation does not intend to retain any significant portion of DFC's employees and intends to close DFC's single branch location. DFC also originates residential mortgage loans, although the Corporation intends to discontinue mortgage loan origination upon its acquisition of DFC. DFC also offers credit cards to its customers through a relationship with First Data Resources and Card Management Services. In 1998, in reliance upon DFC's existing credit card relationships, the Corporation also intends to offer its customers a co-branded credit card.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997.

     Total interest income increased by $5.3 million to $18.1 million for the three months ended March 31, 1998 from $12.8 million for the three months ended March 31, 1997, an increase of 41.4%. Total interest expense increased $4.6 million to $14.5 million for the three months ended March 31, 1998 from $9.9 million for the three months ended March 31, 1997, an increase of 46.6%. Non-interest income increased by $1.3 million to $1.9 million for the three months ended March 31, 1998 from $618,000 for the three months ended March 31, 1997, an increase of 215%, primarily as a result of increased income from the Corporation's loans held-for-sale portfolio, loan fees on the Corporation's loan portfolio, and sales of liquid securities. Non-interest expenses increased $2.1 million to $4.2 million for the three months ended March 31, 1998, compared to $2.1 million for the three months ended March 31, 1997, an increase of 99.7%, primarily attributable to marketing and operating expenses directly associated with TeleBank brand building and customer acquisition campaigns. Net income for the three months ended March 31, 1998 decreased $438,000 to $436,000, compared to $874,000 for the three months ended March 31, 1997, a decrease of 50%.

     With the anticipated consummation of the DFC Acquisition and a corresponding increase in assets of approximately $320 million, management maintained assets at relatively stable levels in the first quarter of 1998. As of March 31, 1998, assets totaled $1.0 billion, a $52.2 million decline, from the $1.1 billion level as of December 31, 1997. Cash and cash equivalents declined by $60.6 million to $31.6 million at March 31, 1998, from $92.2 million at December 31, 1997, a decrease of 65.7%. Trading securities, investment securities available for sale and mortgage-backed securities available for sale decreased by $5.4 million to $426.2 million at March 31, 1998 from $431.6 at December 31, 1997. Loans receivable, net increased $27.1 million to $418.7 million at March 31, 1998 from $391.6 million at December 31, 1997, an increase of 6.9%. Loans receivable held for sale decreased $10.7 million to $138.4 million at March 31, 1998 from $149.1 million at December 31, 1997. While the Corporation's corresponding liability levels also remained stable, deposits increased $38.3 million, or 7.3%, to $560.5 million at March 31, 1998 from $522.2 million at December 31, 1997 and retail customer accounts grew 4.6% from the prior quarter to approximately 22,000 at March 31, 1998. In the first quarter of 1998, the Corporation also sold brokered callable certificates of deposit, which totaled $42.3 million at March 31, 1998. FHLB advances and other borrowings declined by $133.5 million to $389.2 million at March 31, 1998 from $522.7 at December 31, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996.

     Interest Income. Total interest income increased by $13.5 million to $59.3 million for the year ended December 31, 1997 from $45.8 million for the year ended December 31, 1996, an increase of 29.5%. This increase is due primarily to the $11.6 million increase in interest income on mortgages and other loans, an increase of 50.4% in 1997, principally due to a significant increase in the average loan balance during the period. Interest income on mortgage-backed and related securities decreased slightly to $17.6 million at December 31, 1997 from $18.0 million at December 31, 1996 largely as a result of a decline in the yield.

     Interest Expense. Total interest expense increased by $11.3 million to $46.1 million for the year ended December 31, 1997 from $34.8 million for the year ended December 31, 1996, an increase of 32.5%. The increase is attributable to both an increase in interest-bearing liabilities and a slight increase in the average interest rate paid.

     Loan Loss Provision. The provision for loan losses is the annual cost of providing an allowance for estimated losses in the loan portfolio, and reflects management's judgment as to the reserve necessary to absorb loan losses based upon the Corporation's assessment of a number of factors, including its delinquent loan trends and historical loss experience, current and anticipated economic conditions, the mix of loans in the Corporation's portfolio, and the Corporation's internal credit review process. The provision for loan losses remained substantially unchanged at $921,000 for the year ended December 31, 1997, compared to $919,000 for the year ended December 31, 1996, despite a significant increase in the loan portfolio primarily because the Corporation historically has experienced a low level of net charge-offs due in part to its focus on residential mortgage assets. The ratio of net charge-offs to net average loans outstanding during 1997 was 0.06%, compared to 0.10% during 1996. Total loan loss allowance as a percentage of total non-performing loans was 31.0% as of December 31, 1997, compared to 26.3% as of December 31, 1996.

     Non-interest Income. Total non-interest income increased by $1.3 million to $4.1 million for the year ended December 31, 1997, from $2.8 million for the year ended December 31, 1996, an increase of 46.4%. Non-interest income increased primarily because the Corporation recognized $1.2 million of non-interest income as gain on trading securities during 1997. In addition, the Corporation recognized an $864,000 decline in equity investment primarily attributable to the write-off of the equity investment by TeleBank in AGT Mortgage Services, LLC, which had provided loan servicing services for a fee and ceased operations in July 1997.

     Non-interest Expenses. Total non-interest expenses, principally selling, general and administrative expenses, increased $1.1 million to $10.1 million for the year ended December 31, 1997, from $9.1 million for the year ended December 31, 1996, an increase of 11.0%. Selling, general and administrative expenses increased $600,000 to $9.0 million during 1997 from $8.4 million during 1996, an increase of 7.1%, primarily as a result of a $1.2 million increase in compensation and employee benefits in 1997. During 1996, the Corporation incurred a one-time $1.7 million assessment to recapitalize the SAIF. See "Business -- Government Regulation." Other general and administrative expenses increased $1.1 million, principally as a result of increased marketing expenses to support a growing deposit base and the building of brand identity.

     Other non-interest expenses increased $1.1 million to $4.1 million during the year December 31, 1997 from $3.0 million during the year ended December 31, 1996, an increase of 36.7%, primarily as a result of increased advertising expenses, increased office occupancy costs and an increased amortization of purchased mortgage servicing rights.

     Income Tax Expense. Income tax expense for the year ended December 31, 1997 was $1.7 million, compared with $1.2 million for the year ended December 31, 1996. The Corporation's effective tax rate for 1997 was 26.4%, compared to 31.9% for 1996. The effective tax rate decreased largely as a result of an increase during 1997 in interest earned on municipal bonds, which generally were tax-exempt.

     Net Income. Net income for the year ended December 31, 1997 increased $1.1 million to $3.7 million from $2.6 million for the year ended December 31, 1996, an increase of 42.3%. 1997 net income consisted primarily of $12.3 million in net interest income, $3.3 million in net gain on the sale of trading securities, principally loans held for sale, and mortgage-backed and investment securities, which was offset by $10.1 million in non-interest expenses, $921,000 in provision for loan losses, and $1.7 million in income tax expense. The Corporation's return on average assets and return on average equity for the year ended December 31, 1997 were 0.45% and 9.17%, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.

     Interest Income. Total interest income increased by $5.3 million to $45.8 million for the year ended December 31, 1996 from $40.5 million for the year ended December 31, 1995, an increase of 13.1%. The increase is due primarily to a $5.4 million increase in interest income on mortgages and other loans, an increase of 30.5% in 1996, principally due to a $77.3 million increase in the average loan balance during the period. Interest income on mortgage-backed securities held-to-maturity and available-for-sale decreased to $18.0 million at December 31, 1996 from $20.2 million at December 31, 1995 largely as a result of a decline in average balances.

     Interest Expense. Total interest expense increased by $2.9 million to $34.8 million for the year ended December 31, 1996 from $31.9 million for the year ended December 31, 1995, an increase of 9.1%. The increase is attributable to an increase in interest-bearing liabilities, offset in part by a decline in interest cost.

     Loan Loss Provision. The provision for loan losses declined to $919,000 for the year ended December 31, 1996, compared to $1.7 million for the year ended December 31, 1995 despite a significant increase in the size of the loan portfolio, primarily because the Corporation experienced a low level of actual net charge-offs due in part to its focus on residential mortgage assets. The total loan loss allowance as of December 31, 1996 was $3.0 million from $2.3 million at December 31, 1995, which were 0.80% and 0.90% of total loans outstanding at such dates, respectively. Total loan loss allowance as a percentage of total non-performing loans was 26.3% as of December 31, 1996, compared to 43.4% as of December 31, 1995.

     Non-interest Income. Total non-interest income declined by $1.0 million to $2.8 million for the year ended December 31, 1996, from $3.8 million for the year ended December 31, 1995, a decrease of 26.3%. Fees, service charges and other income increased by $756,000 in 1996, in large part as a result of fees collected on $2.8 million in purchased mortgage servicing rights, and gain on loans held for sale increased by $642,000 in 1996, which were primarily offset by an $870,000 decrease in mortgage-backed securities available for sale, a $924,000 decrease in investment securities available for sale and a $628,000 decrease in trading account income.

     Non-interest Expenses. Total non-interest expenses increased $2.9 million to $9.1 million for the year ended December 31, 1996 from $6.2 million for the year ended December 31, 1995, an increase of 46.8%. Selling, general and administrative expenses increased $2.8 million to $8.4 million for the year ended December 31, 1996 from $5.6 million for the year ended December 31, 1995, an increase of 50%, primarily because of the $1.7 million one-time SAIF assessment incurred in 1996. See "Business -- Government Regulation." In addition, compensation and employee expenses increased by $660,000 as a result of adding employees and higher performance-based bonuses, the TeleBank federal deposit insurance premium increased by $483,000, and administrative expenses generally increased as a result of an increased deposit base.

     Other non-interest expenses increased slightly because of an increase in amortization of purchased mortgage servicing rights, offset by a decline in real estate owned expense.

     Income Tax Expense. Income tax expense for the year ended December 31, 1996 was $1.2 million, compared with $1.7 million for the year ended December 31, 1995. The Corporation's effective tax rate for the year ended December 31, 1996 was 31.9%, compared to 37.9% for the year ended December 31, 1995.

     Net Income. Net income for the year ended December 31, 1996 decreased $168,000 to $2.6 million from $2.7 million for the year ended December 31, 1995, a decrease of 6.2%. Net income for the year ended December 31, 1996 included the one-time $1.7 million SAIF assessment. Excluding the one-time assessment, 1996 net income would have been $3.6 million. Net income consisted primarily of $11.0 million in net interest income and $1.8 million in net gain on the sale of trading securities, principally loans held for sale and mortgage-backed and investment securities, which was offset by $9.1 million in non-interest expenses, $919,000 in provision for loan losses, and $1.2 million in income tax expense. The Corporation's return on average assets and return on average equity for the year ended December 31, 1996 were 0.42% and 11.46%, respectively. Earnings per share, on a fully diluted basis, were $0.58 for 1996.

QUARTERLY RESULTS

     The following table sets forth certain selected unaudited quarterly financial data of the Corporation for each of the eight quarters in the period ended March 31, 1998. The consolidated financial data presented below have been prepared on a basis consistent with the Corporation's audited Consolidated Financial Statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such information. This information should be read in conjunction with the Corporation's audited Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                 THREE MONTHS ENDED
                              -----------------------------------------------------------------------------------------
                              JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                1996       1996        1996       1997        1997       1997        1997       1998
                              --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                (UNAUDITED) (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Interest income.............  $11,364     $11,871    $11,433     $12,837    $15,275     $14,821    $16,368     $18,071
Interest expense............    8,449       9,034      8,975       9,878     11,865      11,548     12,772      14,477
                              -------     -------    -------     -------    -------     -------    -------     -------
    Net interest income.....    2,915       2,837      2,458       2,959      3,410       3,273      3,596       3,594
Provision for loan losses...      200         125        175         243        308         120        250         250
Non-interest income.........      291         540      1,320         607      1,244       1,084      1,158       1,947
SG&A........................    1,749       3,287      1,660       1,897      2,251       2,078      2,816       3,889
Other non-interest operating
  expenses..................       81         247         71         208        202         260        430         315
                              -------     -------    -------     -------    -------     -------    -------     -------
Income before income taxes
  and minority interest.....    1,176        (282)     1,872       1,218      1,893       1,899      1,258       1,087
Income tax expense..........      417        (220)       667         355        618         709        (25)        475
Minority interest in
  subsidiary................       --          --         --          --         67         285         42         176
                              -------     -------    -------     -------    -------     -------    -------     -------
Net income..................      759         (62)     1,205         863      1,208         905      1,241         436
Preferred stock dividends...       --          --         --          60        162         162        162         162
Net income available to
  common stockholders.......  $   759     $   (62)   $ 1,205     $   803    $ 1,046     $   743    $ 1,079     $   274
                              =======     =======    =======     =======    =======     =======    =======     =======
Basic earnings per share....  $  0.18     $ (0.01)   $  0.29     $  0.19    $  0.24     $  0.16    $  0.24     $  0.06
Diluted earnings per
  share.....................     0.18       (0.01)      0.26        0.15       0.16        0.11       0.16        0.05

     The Corporation's quarterly results of operations may be subject to significant fluctuations due to several factors, including interest rate fluctuations, economic factors, the level of marketing expenditures to implement the Corporation's growth strategy, the performance of the Corporation's loan portfolio and other interest-earning assets, retention and growth of deposits, and other factors. The Corporation anticipates that its operating expenses, principally marketing and compensation expenses, will increase significantly for the foreseeable future. If the Corporation's net interest income in any quarter does not increase correspondingly, the Corporation's results of operations for that quarter would be materially adversely affected. Accordingly, the Corporation does not believe that quarter-to-quarter comparisons of the results of operations are meaningful and the results of operations in any particular quarter should not be relied upon as necessarily indicative of future performance.

FINANCIAL CONDITION

     The Corporation's total assets increased by $452.0 million to $1.1 billion at December 31, 1997 from $648.0 million at December 31, 1996, an increase of 69.8%. The growth in total assets is primarily the result of a $188.9 million increase in loans receivable and a $134.5 million increase in mortgage-backed securities. The primary sources of funds for this growth in assets were deposits and borrowings.

     Loans receivable, net and loans receivable held for sale, increased $188.9 million to $540.7 million at December 31, 1997 from $351.8 million at December 31, 1996, an increase of 53.7%. The increase reflects whole loan purchases of $342.9 million, offset in part by $95.1 million of principal repayments and $60.7 million of loans sold in 1997. During 1996, the Corporation recorded whole loan purchases of $183.1 million, offset in part by $50.2 million of principal repayments and $27.1 million of loans sold. In mid-1996, as part of a change in its loan investment strategy, the Corporation reclassified certain loans as "loans held for sale." Loans held for sale generally are susceptible to sale after restructuring or credit enhancement and are recorded at the lower of cost or market.

     Mortgage-backed securities available-for-sale increased $134.5 million to $319.2 million at December 31, 1997 from $184.7 million at December 31, 1996, an increase of 72.8%. Investment securities available-for-sale increased $12.4 million to $91.2 million at December 31, 1997 from $78.8 million at December 31, 1996, an increase of 15.7%. These securities are held for liquidity purposes and the increases in these categories of assets is consistent with the overall growth of the Corporation's assets in 1997.

     Deposits increased $131.7 million to $522.2 million at December 31, 1997 from $390.5 million at December 31, 1996, an increase of 33.7%, largely as a result of the Corporation's continued targeted marketing efforts to attract money market accounts and CDs. During the year ended December 31, 1997, approximately $25.9 million of interest was credited to deposit accounts and deposits exceeded withdrawals by $105.8 million, resulting in the net overall increase in deposits. During 1997, the Corporation completed a systems conversion to an integrated platform for marketing, deposit operations, and accounting and finance, to support future growth and the introduction of new products and services.

     FHLB advances increased $55.2 million to $200.0 million at December 31, 1997, from $144.8 million at December 31, 1996, an increase of 38.1%. Other borrowings, composed of securities sold under agreements to repurchase, increased $222.3 million, to $279.9 million at December 31, 1997 from $57.6 million at December 31, 1996, an increase of 385.9%. At December 31, 1997, subordinated debt, net of original issue discount, consisting of the 9.5% Senior Subordinated Debentures of the Corporation (the "9.5% Subordinated Debentures") issued in February 1997, and the 11.5% Subordinated Debentures of the Corporation (the "11.5% Subordinated Debentures" and, together with the 9.5% Subordinated Debentures, the "Subordinated Debentures") issued by the Corporation in the second quarter of 1994, totaled $29.6 million. In June 1997, the Corporation formed TCT I for the purpose of offering and selling in a private placement an aggregate of $10.0 million in shares of capital securities, Series A, which have an annual dividend rate of 11.0% payable semi-annually, beginning in December 1997.

     Stockholders' equity increased $21.1 million to $45.8 million at December 31, 1997 from $24.7 million at December 31, 1996. The increase is the result of the receipt of $15.3 million in proceeds from the issuance of the Preferred Stock in February 1997, the receipt of $1.5 million from the issuance of 162,461 shares of Common Stock in February 1997 in exchange for the assets of Arbor Capital Partners Inc., a former affiliate of the Corporation, $4.6 million in net income, and an unrealized gain on securities available for sale of $642,000, net of taxes, in 1997, which increased the Corporation's stockholders' equity, but did not impact the Corporation's results of operations.

LIQUIDITY

     Liquidity represents the Corporation's ability to raise funds to support asset growth, fund operations and meet obligations, including deposit withdrawals, maturing liabilities, and other payment obligations, to maintain reserve requirements and to otherwise meet its ongoing obligations. During the past three years, the Corporation has met its liquidity needs primarily through financing activities, consisting principally of increases in core deposit accounts, maturing short-term investments, loans and repayments of investment securities, and to a lesser extent, sales of loans or securities. The Corporation believes that it will be able to renew or replace its funding sources at then existing market rates, which may be higher or lower than current rates. Pursuant to applicable OTS regulations, TeleBank is required to maintain an average liquidity ratio of 5.0% of certain borrowings and its deposits, which requirement it fully met during 1997 and 1996. Effective November 24, 1997, this requirement has been lowered to 4.0%. See "Business -- Government Regulation -- Liquidity Requirements."

     The Corporation seeks to maintain a stable funding source for future periods in part by attracting core deposit accounts, which are accounts that tend to be relatively stable even in a changing interest rate environment. Typically, accounts that maintain a relatively high balance and time deposit accounts provide a relatively stable source of funding. At March 31, 1998, the average account balance at TeleBank was $24,000, and the average customer maintained 1.8 accounts with TeleBank, which the Corporation believes are relatively high statistics compared to the customer and account base at most traditional depository institutions. Deposits increased $38.3 million to $560.5 million, an increase of 7.3% during the three months ended March 31, 1998. Retail customer accounts increased 4.6% from the prior quarter to approximately 22,000 accounts at March 31, 1998. Savings deposits increased $11.7 million to $123.6 million during the year ended

December 31, 1997, an increase of 10.5%. CDs increased $120.0 million to $ 398.6 million during the year ended December 31, 1997, an increase of 43.1%.

     The following table shows the changes in deposits for each of the periods indicated:

                                                                                           THREE
                                                                                          MONTHS
                                                         YEAR ENDED DECEMBER 31,           ENDED
                                                    ----------------------------------   MARCH 31,
                                                        1995         1996       1997       1998
                                                    ------------   --------   --------   ---------
(Dollars in thousands)                                                                   (UNAUDITED)

Balance at beginning of period....................    $212,411     $306,500   $390,486   $522,221
Deposits in excess of withdrawals.................      76,866       62,629    105,777     30,278
Interest credited on deposits.....................      17,223       21,357     25,958      8,055
                                                      --------     --------   --------   --------
Balance at end of period..........................    $306,500     $390,486   $522,221   $560,554
                                                      ========     ========   ========   ========

     The Corporation also relies upon borrowed funds to provide liquidity. The Corporation's total borrowings increased $277.5 million to $ 479.9 million at December 31, 1997, an increase of 137.1%. Advances from the FHLB increased $55.2 million to $200.0 million during 1997, an increase of 38.1%. Securities sold under agreements to repurchase increased $222.3 million to $279.9 million at December 31, 1997, an increase of 386.1%. At December 31, 1997, TeleBank had approximately $154.0 million in additional borrowing capacity.

     At December 31, 1997, the Corporation had outstanding approximately $31.0 million face amount of 11.5% Subordinated Debentures and 9.5% Subordinated Debentures. In addition, at the same date, the Corporation also had outstanding $10.0 million face amount of the Existing Junior Subordinated Debentures and $16.2 million of Preferred Stock. The Corporation's aggregate annual interest expense on the Subordinated Debentures and the Existing Junior Subordinated Debentures is $4.4 million and the annual dividend payment on the cumulative preferred stock is $648,000. Subject to the approval of the OTS and compliance with federal regulations, TeleBank pays a dividend to the Corporation semi-annually in an amount equal to the aggregate debt service and dividend obligations. Under the terms of the indenture pursuant to which the 11.5% Subordinated Debentures were issued and the terms of the 9.5% Subordinated Debentures, the Corporation presently is required to maintain, on an unconsolidated basis, liquid assets in an amount equal to or greater than $3.3 million, which represents 100% of the aggregate interest expense for one year on both the 11.5% Subordinated Debentures and the Existing Junior Subordinated Debentures. The Corporation had $48.6 million in liquid assets at December 31, 1997.

CAPITAL

     At March 31, 1998, TeleBank was in compliance with all of its regulatory capital requirements and its capital ratios exceeded the ratios for "well capitalized" institutions under OTS regulations.

     The following table sets forth TeleBank's regulatory capital levels at March 31, 1998 in relation to the regulatory requirements in effect at that date. The information below is based upon the Corporation's understanding of the regulations and interpretations currently in effect and may be subject to change.

                                                                                         REQUIRED TO BE WELL
                                                                    REQUIRED FOR          CAPITALIZED UNDER
                                                                      CAPITAL             PROMPT CORRECTIVE
                                                ACTUAL           ADEQUACY PURPOSES        ACTION PROVISIONS
                                            ---------------      ------------------      --------------------
                                            AMOUNT    RATIO       AMOUNT     RATIO         AMOUNT      RATIO
          (Dollars in thousands)            -------   -----      ---------   ------      ----------   -------
As of December 31, 1996:
    Core Capital (to adjusted tangible
       assets)............................  $31,726    5.08      >$24,999     >4.0        >$31,248     >5.0
    Tangible Capital (to tangible
       assets)............................   31,711    5.07        >9,374     >1.5             N/A      N/A
    Tier I Capital (to risk weighted
       assets)............................   31,726    9.69           N/A       N/A        >19,654     >6.0
    Total Capital (to risk weighted
       assets)............................   34,104   10.41%      >26,205     >8.0%        >32,756    >10.0%
As of December 31, 1997:
    Core Capital (to adjusted tangible
       assets)............................  $52,617    5.06      >$41,606     >4.0        >$52,008     >5.0
    Tangible Capital (to tangible
       assets)............................   52,608    5.06       >15,602     >1.5             N/A       N/A
    Tier I Capital (to risk weighted
       assets)............................   52,617   11.25           N/A       N/A        >28,057     >6.0
    Total Capital (to risk weighted
       assets)............................   55,701   11.91%      >37,409     >8.0%        >46,761    >10.0%
As of March 31, 1998 (Unaudited):
    Core Capital (to adjusted tangible
       assets)............................  $54,533    5.48      >$39,783     >4.0        >$49,728     >5.0
    Tangible Capital (to tangible
       assets)............................   54,526    5.48       >14,918     >1.5             N/A       N/A
    Tier I Capital (to risk weighted
       assets)............................   54,533   11.00           N/A       N/A        >29,844     >6.0
    Total Capital (to risk weighted
       assets)............................   57,859   11.60%      >39,792     >8.0%        >49,739    >10.0%

RATE/VOLUME TABLE

     The following table allocates the period-to-period changes in the Corporation's various categories of interest income and expense between changes due to changes in volume (calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate) and due to changes in rate (changes in rate multiplied by prior year's volume). Changes due to changes in rate-volume (change in rate multiplied by changes in volume) have been allocated proportionately between changes in volume and changes in rate.

                                         1996 VS. 1995                  1997 VS. 1996          MARCH 31, 1998 VS. MARCH 31, 1997
                                  INCREASE (DECREASE) DUE TO     INCREASE (DECREASE) DUE TO        INCREASE (DECREASE) DUE TO
                                 -----------------------------   ---------------------------   ----------------------------------
                                 VOLUME      RATE      TOTAL     VOLUME     RATE      TOTAL    VOLUME         RATE         TOTAL
        (In thousands)           -------   --------   --------   -------   -------   -------   -------       ------       -------
                                                                                                          (UNAUDITED)

Interest-earning assets:
    Loans receivable, net(1)...  $ 6,333   $   (968)  $  5,365   $12,732   $(1,092)  $11,640   $3,060        $(267)       $2,793
    Mortgage-backed and related
      securities...............   (9,307)    (9,307)   (18,614)       --        --        --       --           --            --
    Investment securities(2)...       16       (134)      (118)      220       (27)      193       44          (26)           18
    Mortgage-backed and related
      securities
      available-for-sale.......   16,404        (45)    16,359       373      (682)     (309)   1,440         (171)        1,269
    Investment securities
      available-for-sale(3)....    2,194       (305)     1,889       809         8       817      476           31           507
    Federal funds sold.........        2         (8)        (6)       54         2        56      (10)           4            (6)
    Trading account............       17       (185)      (168)      562       562     1,124      275          274           549
                                 -------   --------   --------   -------   -------   -------   ------        -----        ------
        Total interest-earning
          assets...............  $15,659   $(10,952)  $  4,707   $14,750   $(1,229)  $13,521   $5,285        $(155)       $5,130
                                 -------   --------   --------   -------   -------   -------   ------        -----        ------
Interest-bearing liabilities:
    Savings deposits...........  $ 2,803   $   (100)  $  2,703   $ 1,111   $   454   $ 1,565   $   43        $  18        $   61
    Time deposits..............    2,208       (596)     1,612     3,315      (279)    3,036    2,567           10         2,577
    FHLB advances..............      972       (292)       680     2,400       796     3,196      384           71           455
    Other borrowings...........   (1,778)      (446)    (2,224)    2,838      (466)    2,372    1,073           46         1,119
    Subordinated debt..........       --        112        112     1,207      (128)    1,079      257          (20)          237
                                 -------   --------   --------   -------   -------   -------   ------        -----        ------
        Total interest-bearing
          liabilities..........    4,205     (1,322)     2,883    10,871       377    11,248    4,324          125         4,449
                                 -------   --------   --------   -------   -------   -------   ------        -----        ------
Change in net interest
  income.......................  $11,454   $ (9,630)  $  1,824   $ 3,879   $(1,606)  $ 2,273   $  961        $(280)       $  681
                                 =======   ========   ========   =======   =======   =======   ======        =====        ======

---------------
(1) Includes mortgage and other loans.
(2) Includes interest-bearing deposits, repurchase agreements, investment securities held-to-maturity, and FHLB stock.
(3) Interest income and average yields on municipal bonds, included in investment securities, are presented on a tax equivalent basis.

YIELD TABLE

     The following table presents certain consolidated balance sheet data, income and expense and related interest yields and rates at December 31, 1997, and for each of the preceding three years and for the three months ended March 31, 1998 as set forth below. The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which is traditionally used as an indication of the profitability of a savings institution. Another indicator of an institution's profitability is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities.

                                                                                                                 MARCH 31,
                            1996                                1997                               MARCH 31,       1998
                          AVERAGE    INTEREST     AVERAGE     AVERAGE    INTEREST     AVERAGE        1998         AVERAGE
                          BALANCE    INC./EXP.   YIELD/COST   BALANCE    INC./EXP.   YIELD/COST     BALANCE       BALANCE
                          --------   ---------   ----------   --------   ---------   ----------   -----------   -----------
(In thousands)
                                                                                                  (UNAUDITED)   (UNAUDITED)

Interest-earning assets:
   Loans receivable,
     net................  $279,038    $23,089        8.28%    $441,819    $34,729        7.86%    $  557,057     $545,827
   Mortgage-backed &
     related
     securities.........        --         --          --           --         --          --             --           --
   Investment
     securities.........    12,841        871        6.79       16,203      1,064        6.48         38,874       14,859
   Mortgage-backed &
     related securities,
     available for
     sale...............   221,656     17,955        8.10      226,064     17,646        7.81        260,152      271,001
   Investment
     securities,
     available for
     sale...............    61,169      3,959        6.47       73,649      4,776        6.49        123,963      109,270
   Federal funds sold...       842         44        5.22        1,844        100        5.37             --          951
   Trading account......        --         --          --       12,581      1,124        8.81         42,129       29,672
                          --------    -------      ------     --------    -------      ------     ----------     --------
       Total interest-
         earning
         assets.........  $575,546    $45,918        7.98%    $772,160    $59,439        7.70%    $1,022,175     $971,580
Non-interest earning
 assets.................    26,929                              41,465                                25,978       27,382
                          --------                            --------                            ----------     --------
       Total assets.....  $602,475                            $813,625                            $1,048,153     $998,962
                          ========                            ========                            ==========     ========
Interest-bearing
 liabilities:
   Savings deposits.....  $ 99,346    $ 4,815        4.85%    $120,901    $ 6,380        5.28%    $  123,435     $123,391
   Time deposits........   258,870     16,542        6.39      311,740     19,578        6.28        437,119      416,702
   Brokered callable
     certificates of
     deposit............        --         --          --           --         --          --         42,286       22,720
   FHLB advances........   120,678      6,689        5.54      160,681      9,885        6.07        190,000      177,055
   Other borrowings.....    68,154      4,569        6.70      117,515      6,941        5.83        153,970      163,059
   Subordinated debt,
     net................    17,250      2,200       12.75       27,434      3,279       11.95         29,672       29,944
                          --------    -------      ------     --------    -------      ------     ----------     --------
       Total interest-
         bearing
         liabilities....  $564,298    $34,815        6.14%    $738,271    $46,063        6.21%    $  976,482     $932,871
                          --------    -------      ------     --------    -------      ------     ----------     --------
Non-interest-bearing
 liabilities............    15,900                              25,719                                15,605       23,591
                          --------                            --------                            ----------     --------
       Total
         liabilities....  $580,198                            $763,990                            $  992,087     $956,462
       Trust preferred
         securities.....        --                               9,597                                 9,526           --
       Total
         stockholders'
         equity.........    22,277                              40,038                                46,540       42,500
                          --------                            --------                            ----------     --------
Total liabilities and
 stockholders' equity...  $602,475                            $813,625                            $1,048,153     $998,962
                          ========                            ========                            ==========     ========
Excess of
 interest-earning assets
 over interest-bearing
 liabilities/net
 interest income........  $ 11,248    $11,103                 $ 33,889    $13,376                 $   45,693     $ 38,709
                          ========    =======                 ========    =======                 ==========     ========
Net interest spread.....                             1.84%                               1.49%
                                                   ======                              ======
Net interest
 margin(1)..............                             1.94%                               1.73%
                                                   ======                              ======
Ratio of
 interest-earning assets
 to interest-bearing
 liabilities............                           101.99%                             104.59%
                                                   ======                              ======

                          INTEREST      AVERAGE
                          INC./EXP      YIELD/COST
                          (UNAUDITED)   (UNAUDITED)
                          -----------   -----------
(In thousands)
Interest-earning assets:
   Loans receivable,
     net................    $10,358         7.59%
   Mortgage-backed &
     related
     securities.........         --           --
   Investment
     securities.........        246         6.68
   Mortgage-backed &
     related securities,
     available for
     sale...............      5,074         7.49
   Investment
     securities,
     available for
     sale...............      1,736         6.35
   Federal funds sold...         14         5.82
   Trading account......        549         7.41
                            -------       ------
       Total interest-
         earning
         assets.........    $17,977         7.40%
Non-interest earning
 assets.................
       Total assets.....
Interest-bearing
 liabilities:
   Savings deposits.....    $ 1,629         5.36%
   Time deposits........      6,433         6.26
   Brokered callable
     certificates of
     deposit............        374         6.67
   FHLB advances........      2,718         6.14
   Other borrowings.....      2,385         5.85
   Subordinated debt,
     net................        880        11.75
                            -------       ------
       Total interest-
         bearing
         liabilities....    $14,419         6.23%
                            -------       ------
Non-interest-bearing
 liabilities............
       Total
         liabilities....
       Trust preferred
         securities.....
       Total
         stockholders'
         equity.........
Total liabilities and
 stockholders' equity...
Excess of
 interest-earning assets
 over interest-bearing
 liabilities/net
 interest income........    $ 3,558
                            =======
Net interest spread.....                    1.17%
                                          ======
Net interest
 margin(1)..............                    1.47%
                                          ======
Ratio of
 interest-earning assets
 to interest-bearing
 liabilities............                  104.15%
                                          ======

---------------
(1) Net interest margin is the ratio of annualized net interest income to average interest-earning assets.

     As a result of the Corporation's strategy of offering high value savings and investment products through alternative distribution channels, the Corporation's interest rate spread is lower than that of traditional depository institutions. The Corporation's interest rate spread was 1.84%, 1.49%, and 1.17% for 1996, 1997, and the three-month period ended March 31, 1998, respectively. The Corporation's net interest margin on interest-earning assets for such periods was 1.94%, 1.73%, and 1.47%, respectively.

INTEREST RATE SENSITIVITY MANAGEMENT

     The Corporation actively monitors its net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates.

     The Corporation employs an interest rate risk management process that allows risk-taking within well-defined limits. The Corporation has implemented a risk measurement guideline employing "market value of equity" and "gap" methodologies and other measures. By actively managing the maturities of its interest-sensitive assets and liabilities, the Corporation seeks to maintain relatively consistent net interest spreads and mitigate much of the interest rate risk associated with such assets and liabilities.

     The Corporation's policy seeks to reduce the variability of the market value of its equity in a variety of interest rate environments. The Corporation uses the concept of fair value of equity (FVE), which represents the net fair value of the Corporation's financial assets and liabilities, including off-balance sheet hedges, and monitors the sensitivity of changes in its FVE with respect to various interest rate environments. The Corporation seeks to maximize net interest income, while limiting changes in the FVE within changing interest rate environments to prescribed levels deemed acceptable by the Corporation. The Corporation utilizes sensitivity analysis to evaluate the rate and extent of changes to its FVE in various market environments.

     The Corporation utilizes interest rate swaps, caps, swaptions, floors, collars, financial options and other mortgage derivative products to reduce the variability of FVE and its overall interest rate risk exposure. The Corporation's Board of Directors prohibits the use of the aforementioned financial instruments for speculative purposes.

     The Corporation also monitors its assets and liabilities by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income; conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

     The following table sets forth an interest rate sensitivity analysis for the Corporation at March 31, 1998.

                                                           REPRICING     REPRICING    REPRICING
                                 BALANCE AT                 WITHIN        WITHIN       WITHIN      REPRICING
                                 MARCH 31,    PERCENT         0-3          4-12          1-5       MORE THAN
                                    1998      OF TOTAL      MONTHS        MONTHS        YEARS       5 YEARS
                                 ----------   --------    -----------    ---------    ---------    ---------
                                                               (In thousands)
Interest-earning assets:
    Loans receivable, net......  $  557,057     54.50%    $    67,409    $ 176,729    $ 226,467    $ 86,452
    Mortgage-backed securities,
      available-for-sale and
      trading..................     302,281     29.57          61,891       81,073       83,260      76,057
    Investment securities
      available for sale,
      interest-bearing accounts
      and FHLB stock...........     162,837     15.93          72,892          371       46,192      43,382
                                 ----------    ------     -----------    ---------    ---------    --------
    Total interest-earning
      assets...................   1,022,175    100.00%        202,192      258,173      355,919     205,891
                                               ======
Non-interest-earning assets:...      25,978
                                 ----------
    Total assets...............  $1,048,153
                                 ==========
Interest-bearing liabilities:
    Savings deposits...........  $  123,435     12.64%    $   123,435    $      --    $      --    $     --
    Time deposits..............     479,405     49.09          31,241      158,061      287,413       2,690
    FHLB advances..............     190,000     19.46         180,000       10,000           --          --
    Other borrowings...........     153,970     15.77         153,970           --           --          --
    Subordinated debt..........      29,672      3.04              --           --       29,672          --
                                 ----------    ------     -----------    ---------    ---------    --------
    Total interest-bearing
      liabilities..............     976,482    100.00%        488,646      168,061      317,085       2,690
                                               ======
Non-interest-bearing
  liabilities..................      15,605
                                 ----------
    Total liabilities..........     992,087
    Total trust preferred......       9,526
Stockholders' equity...........      46,540
                                 ----------
Total liabilities and
  stockholders' equity.........  $1,048,153
                                 ==========
Periodic repricing difference
  (periodic gap)...............                           $  (286,454)   $  90,112    $  38,834    $203,201
Cumulative repricing difference
  (cumulative gap).............                           $  (286,454)   $(196,342)   $(157,508)   $ 45,693
Cumulative gap to total
  assets.......................                                 (27.3)%      (18.7)%      (15.0)%       4.4%
Cumulative gap to total assets
  hedge affected(1)............                                  (6.5)%        2.3%       (12.5)%       4.4%

---------------
(1) The hedge effected cumulative gap to total assets includes the effect of hedging instruments on the Corporation's gap at March 31, 1998. For purposes of determining the effect of such hedging instruments, interest rate swap agreements are treated as part of the hedged liability; hence, the cash flows from the swap and the hedged asset or liability are netted and the resulting cash flows are used in the gap calculation. Interest rate cap agreements also are treated as part of the hedged asset or liability and weighted by the market's estimate of the likelihood the cap strike will be met or exceeded. The estimated net cash flows are used in the gap calculations.

     Shortcomings are inherent in gap analysis since certain assets and liabilities may not move proportionately as interest rates change. Based on the Corporation's projected March 31, 1998 simulation analysis, and excluding TeleBank's trading portfolio, the Corporation estimates that a hypothetical instantaneous 100 basis point rise in rates would cause FVE to decrease by 0.50%.

IMPACT OF INFLATION AND CHANGING PRICES

     The impact of inflation on the Corporation is different from the impact on an industrial company because substantially all of the assets and liabilities of the Corporation are monetary in nature and interest rates and inflation rates do not always move in concert. A bank's asset and liability structure differs significantly from that of industrial companies in that virtually all assets and liabilities are of a monetary nature. Management believes that the impact of inflation on financial results depends upon the Corporation's ability to manage interest rate sensitivity and, by such management, reduce the inflationary impact upon performance. The most direct impact of an extended period of inflation would be to increase interest rates and to place upward pressure on the operating expenses of the Corporation. However, the actual effect of inflation on the net interest income of the Corporation would depend on the extent to which the Corporation was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. As discussed above, management seeks to manage the relationship between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation. The effect of inflation on the Corporation's results of operations for the past three years has been minimal.

YEAR 2000 ISSUES

     The Corporation utilizes and is dependent upon data processing systems and software to conduct its business. The data processing systems include various software packages licensed to the Corporation by outside vendors and a client server core processing system which are run on in-house computer networks. In 1997, the Corporation initiated a review and assessment of all hardware and software to confirm that it will function properly in the year 2000. The Corporation's core processing software vendor and the majority of the vendors which have been contacted have indicated that their hardware and/or software are Year 2000 compliant. Testing will be performed for compliance. Although the Corporation may incur additional expenses during the next two years to confirm Year 2000 compliance and to remedy problems, if any, the Corporation does not anticipate that such expenditures will be material or that Year 2000 compliance will otherwise have a material effect on the Corporation's financial condition or results of operations.

CHANGES IN ACCOUNTING PRINCIPLES

     Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" were issued in June 1997. SFAS 130 requires that certain financial activity typically disclosed in stockholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income. SFAS 131 requires the reporting of selected segmented information in quarterly and annual reports. The Corporation implemented SFAS No. 130 effective for the first quarter of 1998 and will implement SFAS No. 131 effective for the year ending December 31, 1998. The Corporation does not anticipate any material financial impact from the implementation of SFAS Nos. 130 and 131.

                                    BUSINESS

OVERVIEW

     The Corporation is a leading national provider of high value savings, investment and other financial products and services. The Corporation utilizes a branchless banking strategy to offer financial products and services to customers nationwide and to maintain its low cost structure through the use of alternative delivery channels, such as telephones, the Internet, ATMs, facsimile and mail. The Corporation's broad selection of high value savings and investment products generally have higher interest rates or carry lower fees than similar products offered by traditional, branch-based financial institutions. The Corporation also emphasizes high quality customer service and provides customers with "anywhere, anytime" convenience for accessing its financial products and services. The Corporation intends to broaden its financial products and services to include in 1998 annuities, residential mortgage loans, credit cards and mutual funds. At March 31, 1998, the Corporation had more than 22,000 customer accounts, $560.6 million in deposits and $1.0 billion in assets.

INDUSTRY BACKGROUND

  Financial Services

     The financial services industry, including depository institutions (such as banks and savings and loan associations), securities brokerage firms, mutual fund companies, insurance companies and other financial institutions, is the fifth largest industry in the United States. In 1997, deposits held in financial institutions in the United States totaled more than $4 trillion and total assets by such institutions totaled more than $6 trillion, according to the fourth quarter FDIC Quarterly Banking Profile. Financial institutions earn revenues principally in the forms of interest income earned on assets and fees or commissions. In 1997, according to the same source, depository institutions recognized more than $203 billion in revenues in the form of net interest income alone.

     The financial services industry is currently experiencing rapid market change, which is characterized by the demand for alternative delivery channels for products and services, the emergence of nationwide banks and full-service financial services franchises and growing price competition. Increasingly, customers are seeking higher value products that offer higher returns or lower fees, as well as access to financial products and services through "anywhere, anytime" technology-based delivery channels, such as the Internet, telephones, ATMs, facsimile and other electronic channels. To compete effectively for customer savings and investment dollars in this environment, financial institutions have attempted to diversify product lines and increase access to prospective customers through both the geographic expansion of traditional branch and office networks and the use of alternative delivery channels. As a result, customers increasingly are exposed to a wider selection of products and services that can satisfy their financial demands.

  Electronic Commerce

     Over the past 30 years, the use of electronic media, such as electronic data interchanges, private telephone networks, credit cards, ATMs and electronic bill payment systems, to facilitate commercial functions has become routine. Over the last several years, the development of network technologies, the growth of personal computers in the home and workplace and faster and cheaper Internet access have converged to establish the necessary infrastructure to support broad-based electronic commerce. The growth of the Internet, in particular, is evidenced in the significant increase in the number of domain names in recent years. According to the Commerce Report, from July 1993 to July 1997, the number of domain names increased from 26,000 to 1,301,000. The Commerce Report also estimates that traffic on the Internet is doubling every 100 days.

     The increasing functionality, accessibility and overall usage of the Internet has made it an attractive channel for electronic commerce. According to the Commerce Report, analysts predict that businesses will trade as much as $300 billion annually over the Internet during the next five years. Currently within the financial services industry, Internet banking is relatively new and the market for such services is relatively undeveloped. According to the Online Banking Report, in April 1998, only 163 banks in the United States permitted customers to review balances, transfer funds and pay bills on the financial institutions' web sites. Like the rapid proliferation of ATMs in recent years, the growth of online banking as the newest medium through which banks can offer their customers remote access to their accounts is significant. According to the Commerce Report, approximately 4.5 million households were banking online in 1997, and that number is expected to increase to 10 to 16 million households by the year 2000.

THE CORPORATION'S SOLUTION

     The Corporation's branchless banking strategy permits the Corporation to offer high value financial services and products to customers nationwide and to lower its cost structure through the use of alternative delivery channels, such as the telephone, the Internet, ATMs, facsimile and mail. The Corporation also emphasizes customer service by attentive and knowledgeable employees and convenience for customers in accessing its financial product offerings. The Corporation intends to use these low-cost, scaleable alternative delivery channels to continue to increase its core deposit base and to market and sell other financial and investment products, including insurance products, residential mortgage loans, credit cards and mutual funds.

     The Corporation's solution offers the following benefits to customers:

     Broad Selection of High Value Financial Products. The Corporation believes that its use of alternative delivery channels permits it to operate nationally, but with a lower cost structure than many traditional depository institutions. Such a low cost structure allows the Corporation to offer a broad selection of "high value" savings and investment products, which have higher interest rates and lower fees than traditional, branch-based financial institutions. Building on its low-cost alternative delivery channels, the Corporation intends to expand its product offerings to include credit cards and, through strategic alliances with third party providers, annuities, residential mortgage loans and mutual funds.

     High Quality Service. The Corporation also capitalizes on its low cost structure by prioritizing and investing in its customer service. Recognizing that superior customer service is critical for attracting and retaining customers, the Corporation uses its highly trained, primarily college-educated customer service representatives, known as "TeleBankers," both to sell savings and investment products and to serve existing customers from the Corporation's call center. TeleBankers can access electronically data relating to the customer accounts and information about additional product requests, which the Corporation believes promotes better customer service and offers substantial cross-marketing opportunities. Based on data generated by the Corporation's automatic call distributor system, over the past three months, the average time that an existing or prospective customer waits to speak with a TeleBanker on the telephone is approximately ten seconds. In contrast to many of its competitors, the Corporation offers free ATM transactions through the Cirrus network and free Internet banking to customers.

     Convenience. The Corporation emphasizes "anywhere, anytime" convenience to existing and prospective customers by offering several different media through which a customer can consummate his or her financial transactions or otherwise communicate with the Corporation. The Corporation believes that its alternative delivery channels permit customers to choose the most convenient method and time to transact business. For example, customers may open a new account, invest in a financial product or service or conduct an electronic financial transaction by telephone (1-800-TeleBank), through the Internet via the Corporation's Web site at www.telebankonline.com, by facsimile or by mail. The Corporation's customer service call center operates from 8:00 a.m. to 12:00 a.m. EST/EDT Monday through Friday, and from 8:00 a.m. to 6:00 p.m. EST/EDT on Saturdays. Customers also can access TeleBank's computer-operated voice response system 24 hours a day, seven days a week.

THE CORPORATION'S STRATEGY

     The Corporation's objective is to be the premier national provider of high value savings, investment and other financial products, without the overhead and operating cost infrastructure of traditional financial institutions. To achieve this objective, the Corporation has adopted a growth strategy that includes the following key elements:

     Increase TeleBank Brand Visibility Nationally. The Corporation seeks to build the "TeleBank" franchise identity based on its high value savings and investment products, superior customer service and anywhere, anytime convenience. The Corporation believes that building the TeleBank brand will increase customer conversion and retention rates, customer referrals, the number of accounts per customer and customer receptivity to new products. In pursuing this strategy, the Corporation plans to increase significantly its marketing expenditures for the foreseeable future to implement a targeted, national advertising campaign and marketing initiative.

     Expand Customer Base. The Corporation seeks to attract new customers to expand its stable customer and core deposit base by further leveraging its scaleable alternative delivery channels. The Corporation intends to continue to employ targeted marketing techniques designed to attract more profitable customers, rather than adopting the geographically-based marketing approach often used by traditional financial institutions. In addition, the Corporation intends to attract new customers by establishing additional affinity relationships through strategic alliances. The Corporation currently has affinity relationships with 10 organizations with more than 1,000,000 members in the aggregate. Such organizations include the National Association of Realtors and the National Council of Senior Citizens. Additionally, while the Corporation does not anticipate many such opportunities, it may pursue selective acquisitions of complementary financial institutions.

     Broaden Product Lines and Increase Cross-Marketing Initiatives. The Corporation intends to leverage further its national distribution platforms through expanded product offerings and increased cross-marketing efforts. The Corporation monitors customer inquiries about additional financial products and services and seeks to provide new product offerings based, in part, on customer requests. The Corporation intends to broaden its savings and financial and investment products by the end of 1998 to offer credit cards and, through strategic alliances, fixed-rate and variable annuities, residential mortgage loans and mutual funds. The Corporation currently has contractual arrangements with several non-affiliated insurance companies, including USG Annuity & Life Company and Jackson National Life Insurance Company, through which the Corporation intends to offer fixed-rate annuities commencing in 1998, subject to required regulatory approvals and other contingencies. The Corporation will also offer residential mortgage loans through E-Loan.

     Outsource Non-Core Operations. To maintain its relatively low operating costs and to capitalize on the technical capabilities of selected vendors, the Corporation intends to continue to outsource specific non-core operations and systems. The Corporation currently outsources check processing, check imaging, statement rendering, Internet processing and home page hosting. The Corporation generally determines whether to outsource a particular service or operations based on anticipated cost savings to the Corporation, while continuing to provide high quality service to its customers. Companies to which the Corporation outsources services or operations include M & I Data Services, Inc. and Security First Technologies.

     Maintain Conservative Asset Strategy. The Corporation intends to continue its conservative asset investment strategy of purchasing and managing pools of one-to-four family residential mortgage loans and investment-grade mortgage-backed securities. The Corporation does not currently originate residential mortgage or other loans. Management believes that purchasing assets, including residential mortgage loans and mortgage-backed securities, lowers its loan investment costs and permits the Corporation to manage the geographic diversification of its loan portfolio, in an effort to reduce its exposure to regional economic downturns.

MARKETING

     The Corporation has developed a multiple channel, consumer-oriented direct marketing model designed to reach potential customers and build brand awareness nationally. Based upon demographics and current regional banking conditions, the Corporation targets key consumer markets through a variety of advertising and promotional media, including print advertising in national periodicals, local newspapers and specialty publications; Internet advertising; national radio advertising predominately on talk/news stations; direct mail campaigns; public relations; and affinity marketing programs. To fund its marketing activities, the Corporation increased its marketing budget to $1.8 million in 1997 from $930,000 in 1996 and has substantially increased its marketing budget for 1998.

     In addition to its national advertising, the Corporation undertakes more concentrated advertising campaigns on a regional basis, utilizing print, radio and billboards to build further brand awareness and target less rate-sensitive consumers. As these regional campaigns penetrate each market, management plans to combine them into a unified, national campaign. As part of these efforts, the Corporation intends to establish, on a test basis, low-cost, small regional business development offices to coordinate marketing activities and asset acquisition activities in the market. The Corporation currently has a small regional business development office in Los Angeles. Management believes that such offices will increase customer response rates and sales of products to new and existing customers in the regions in which such offices are located, while maintaining the Corporation's low-cost operating structure.

Customer Incentive Programs

     In addition to the Corporation's traditional advertising methods, the Corporation employs the following programs designed to leverage its existing account base to sell additional products and attract new customers.

     Refer-A-Saver. In 1995, TeleBank introduced its Refer-a-Saver program, pursuant to which it pays cash to existing customers who refer new customers to TeleBank. This program, which saves approximately two-thirds of the marketing cost allocated to each customer, is responsible for nearly 10% of all new customers.

     Preferred Saver. As an incentive to maintain multiple accounts with TeleBank, TeleBank offers lower minimum balances and higher rates on select products for customers with multiple accounts through its Preferred Saver program. Currently, approximately 30% of TeleBank's customers are enrolled in this program. Multiple account holders are particularly profitable because they require less marketing expense per dollar deposited than new accounts, reduce the cost of funds per depositor and increase customer loyalty and franchise value.

Affinity Programs

     The Corporation's affinity marketing efforts are designed to reach targeted groups of consumers with the endorsement of their membership organization. In 1996, TeleBank started its PartnersPlus Affinity program by contracting with professional and other organizations to promote the Corporation's savings and investment products. The Corporation has determined that such programs increase customer conversion rates as a result of the association's third party endorsement. Currently, TeleBank has affinity programs with 10 organizations, with a total of more than 1,000,000 members, and is currently exploring possible affinity programs with several additional organizations comprising more than 5,000,000 members. The current PartnersPlus Affinity program participants include the National Association of Realtors, the Association of Women's Health, Obstetric and Neonatal Nurses and the National Council of Senior Citizens.

STRATEGIC ALLIANCES

     The Corporation continually seeks to complement current value-based product selection by forming strategic alliances with established third party financial service providers to develop and market new products. In addition, the Corporation gains new distribution channels by offering its own product line through consumer networks of its alliance participants. For example, the Corporation has established strategic alliances with USG Annuity & Life Company and Jackson National Life Insurance Company to provide annuities through TeleDirect and with E-Loan to provide residential mortgage loans. The Corporation is considering other alliances through which it intends to offer mutual funds to new or existing customers. The Corporation's marketing strategy also contemplates joint marketing initiatives which would highlight and provide the Corporation's alternative delivery platform. For instance, the Corporation believes that an alliance with a web search engine to offer the Corporation's products and services to targeted groups of customers through the search engine's home page would be an effective platform through which to market the Corporation's products and services, as well as its alternative delivery channels. By expanding its product line and its Internet accessibility, the Corporation seeks to leverage its existing customer base to cross-sell these new products, thereby capturing such benefits as lower customer acquisition costs and higher profit margins.

GOVERNMENT REGULATION

     General. TeleBanc Financial, as a savings and loan holding company, and TeleBank, as a federally chartered savings bank, are subject to extensive regulation, supervision and examination by the OTS as their primary federal regulator. TeleBank also is subject to regulation, supervision and examination by the FDIC and as to certain matters by the Federal Reserve Board. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to the Consolidated Financial Statements as to the effect of certain laws, rules and regulations on the operations of the Corporation and TeleBank. Set forth below is a description of certain key aspects of these regulatory requirements and of certain recent regulatory developments.

     Thrift Charter Legislation. In September 1996, legislation (the "1996 Legislation") was enacted to address the undercapitalization of SAIF, of which TeleBank is a member. As a result of the 1996 Legislation, the FDIC imposed a one-time special assessment of 0.657% on deposits insured by the SAIF as of March 31, 1995. TeleBank incurred a one-time charge of $1.7 million (before taxes) to pay for the special assessment based upon its level of SAIF deposits as of March 31, 1995. After the SAIF was deemed to be recapitalized, TeleBank's deposit insurance premiums to the SAIF were reduced as of September 30, 1996. TeleBank expects that its future deposit insurance premiums will continue to be lower than the premiums it paid prior to the recapitalization.

     The 1996 Legislation requires the merger of the Bank Insurance Fund and SAIF into a single deposit insurance fund on January 1, 1999, but only if the thrift charter is eliminated by that date. Congress has been considering various forms of financial modernization legislation some of which would have required a federally-chartered thrift, such as TeleBank, to convert its charter to a national or state bank charter. However, the House of Representatives passed a financial modernization bill on May 13, 1998, that would not require TeleBank to convert its charter. Nevertheless, if legislation ultimately were to be enacted that required TeleBank to convert its charter, the Corporation would become a bank holding company subject to Federal Reserve Board regulation.

     In the absence of appropriate "grandfather" provisions, such legislation could have an adverse effect on TeleBank and the Corporation. Such legislation could, for example, subject the Corporation to regulatory capital requirements for the first time and place limitations on the type of business activities it can conduct, although the current activities of the Corporation would remain permissible. The Corporation is unable to predict whether, and in what form, any such legislation is likely to be passed and the effect such legislation might have on the Corporation and TeleBank.

     Regulatory Capital Levels of TeleBank. As a federal savings association, TeleBank is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At March 31, 1998, TeleBank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 5.5%, 5.5%, 11.0%, and 11.6%, respectively. TeleBank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA.

     FDICIA requires OTS to take "prompt corrective action" with respect to savings associations that do not meet minimum capital requirements. The OTS's prompt corrective action regulations establish five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. The OTS has the discretion under the prompt corrective action regulations to reclassify an institution from one category to the next lower category, for example, from "well capitalized" to "adequately capitalized," if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

     The OTS has indefinitely delayed implementation of an interest rate risk component of its risk-based capital regulation pending the testing of an OTS appeals process. Under that component, an institution that would experience a change in "portfolio equity" in an amount in excess of 2.0% of the institution's assets as a result of a 200 basis point increase or decrease in the general level of interest rates would be required to maintain additional amounts of risk-based capital based on the lowest interest rate exposure at the end of the three previous quarters. At March 31, 1998, TeleBank would not have been required to maintain additional amounts of risk-based capital had the interest rate risk component of the capital regulations been in effect.

     If TeleBank were to become "undercapitalized" under the prompt corrective action regulations, it would be required by statute to file a capital restoration plan with the OTS setting forth, among other things, the steps TeleBank would take to become "adequately capitalized." The OTS could refuse to accept the plan unless the Corporation guaranteed in writing TeleBank's compliance with the plan. The aggregate liability of the Corporation under such a commitment would be limited to the lesser of (i) an amount equal to 5.0% of

TeleBank's total assets at the time that TeleBank became "undercapitalized" and
(ii) the amount necessary to bring TeleBank into compliance with all applicable capital standards as of the time that TeleBank fails to comply with its capital plan. If the Corporation refused to provide the guarantee, TeleBank would be subject to the more restrictive supervisory actions applicable to "significantly undercapitalized" institutions. Moreover, if TeleBank were to become "critically undercapitalized" (which is defined to include institutions that still have a positive net worth) it would be subject to the appointment of a receiver or conservator.

     TeleBank's ability to maintain or increase its capital levels in future periods will be subject, among other things, to general economic conditions. As a result, although TeleBank's regulatory capital ratios at March 31, 1998 met the ratios established for "well capitalized" institutions, there can be no assurance that TeleBank will be able to maintain levels of capital sufficient to continue to meet the standards for classification as "well capitalized" under the prompt corrective action standards.

     Qualified Thrift Lender Requirement. In order for TeleBank to exercise the powers granted to federally chartered savings institutions and maintain full access to FHLB advances, it must constitute a qualified thrift lender ("QTL"). A savings association will constitute a QTL if its qualified thrift investments continue to equal or exceed 65% of its portfolio assets on a monthly average basis in nine out of every 12 months. At March 31, 1998, TeleBank's qualified thrift investments constituted 85.75% of portfolio assets, and TeleBank has been in compliance with this requirement for at least nine out of the prior 12 months.

     Qualified thrift investments generally consist of various housing related loans and investments (such as residential construction and mortgage loans, home improvement loans, mobile home loans, home equity loans and mortgage-backed securities), small business loans, credit card and educational loans, and shares of stock issued by any FHLB, the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association. In addition, the following assets may be categorized as qualified thrift investments in an amount not to exceed 20% of the savings association's aggregate portfolio assets: (i) 50% of the dollar amount of residential mortgage loans originated and sold within 90 days of origination; (ii) investments in securities of a service corporation that derives at least 80% of its income from residential housing finance; (iii) 200% of loans and investments made to acquire, develop or construct starter homes or homes in credit needy areas (subject to certain conditions); (iv) 200% of loans for the purchase or construction of churches, schools, community service facilities, nursing homes and hospitals in credit needy areas; and (v) consumer loans (other than credit card and education loans). For purposes of the QTL test, the term "portfolio assets" means the savings association's total assets minus goodwill and other intangible assets, the value of property used by the savings association to conduct its business, and liquid assets held by the savings association in an amount up to 20% of its total assets.

     A savings association that fails to constitute a QTL must limit its future investments and activities (including branching and payments of dividends) to those permitted for both savings associations and national banks. Additionally, any such savings association will be ineligible to receive further FHLB advances and, beginning three years after the loss of QTL status, will be required to repay outstanding FHLB advances and dispose of, or discontinue, any pre-existing investment or activities not permitted for both savings associations and national banks. Finally, within one year of the loss of QTL status, the holding company of a savings association must register as a bank holding company and will be subject to all statutes applicable to bank holding companies, including capital requirements. While the restrictions on the investments and activities of TeleBank and the Corporation that would be imposed if TeleBank were to fail the QTL test should not have a material adverse effect on the Corporation or TeleBank based on their current operations, the loss of FHLB advances could adversely affect TeleBank's liquidity.

     Restrictions on Brokered Deposits. A depository institution that is not "well capitalized" under OTS prompt correction action regulations is prohibited from accepting or renewing deposits through a deposit broker or offering rates of interest on insured deposits that are "significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions in such depository institution's normal market area" unless a waiver is received from FDIC. Institutions that receive a waiver from FDIC are nevertheless subject to limits on the rates of interest they may pay on such deposits. In January 1998, TeleBank began to use brokers to acquire CDs that contain call features. At March 31, 1998, TeleBank had approximately $42.3 million in deposits obtained through such brokers in the form of callable CDs. If

TeleBank failed to remain well capitalized under the prompt corrective action regulations, it would no longer be permitted to issue callable CDs through a broker, and the regulatory restrictions on the interest rate that could be paid on deposits could adversely affect TeleBank's operations in light of TeleBank's strategy of offering premium yield deposits.

     Community Reinvestment Act. As an FDIC-insured savings association, TeleBank is subject to the Community Reinvestment Act of 1977 ("CRA"), under which it has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods (i.e., its assessment area). In addition, the OTS is required under the CRA to take into account TeleBank's CRA record in determining whether to approve various applications. As a result of TeleBank's non-traditional operating plan, specifically its nationwide operations and its lack of direct lending activities, there is considerable uncertainty as to how to evaluate TeleBank's CRA performance. Currently, TeleBank has designated Arlington County, Virginia as its "assessment area" and is evaluated on the basis of its acquisition of residential mortgage loans secured by property located in this area. Based on an OTS examination dated as of February 18, 1997, TeleBank was rated "Satisfactory" for CRA purposes. TeleBank has requested that OTS designate it a "wholesale" institution under recent revisions to CRA regulations. Such a designation would provide the OTS with greater flexibility in reviewing TeleBank's CRA record, including permitting TeleBank to define a broader assessment area and giving greater emphasis to services provided by TeleBank to low- and moderate-income areas.

     Sources of Funds for Cash Dividends. The Corporation has traditionally invested substantially all of its available liquid assets in TeleBank. The Corporation's liquidity and ability to pay dividends to its stockholders is primarily derived from, and dependent on, the ability of TeleBank to pay dividends to the Corporation. In general, TeleBank pays dividends to the Corporation only to the extent that funds are needed to cover operating expenses, to service the debt of the Corporation and pay dividends to preferred stockholders. In addition, TeleBank's ability to pay dividends on its common stock is subject to certain restrictions. The Corporation does not currently intend to contribute all of the net proceeds of the Offering to TeleBank. Any restrictions on TeleBank's payment of dividends could adversely affect the Corporation's ability to make payment on its debt and preferred stock.

     The OTS prompt corrective action regulation prohibits thrift institutions, such as TeleBank, from making "capital distributions" (defined to include a cash distribution or a stock redemption, but excluding dividends in the form of additional shares of capital stock) unless the institution is at least "adequately capitalized." Currently, an institution is considered "adequately capitalized" for this purpose if it has a leverage (or core capital) ratio of at least 4.0%, a tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. At March 31, 1998, TeleBank's leverage, tier 1 risk-based and total risk-based capital ratios of 5.5%, 11.0%, and 11.6%, respectively, met the ratios established for "well capitalized" institutions and, thus, exceeded the ratios established for "adequately capitalized" institutions.

     Under the current OTS capital distribution regulation, as long as TeleBank meets the OTS capital requirements before and after the payment of dividends, it may pay out dividends without prior OTS approval equal to the higher of (i) 100% of net income to date over the calendar year and 50% of surplus capital existing at the beginning of the calendar year or (ii) 75% of its net income over the most recent four-quarter period. The OTS could require prior approval if it were to determine that TeleBank was "in need of more than normal supervision." In addition, the OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and must be given 30 days' advance notice of all capital distributions, during which time it may object to any proposed distribution.

     Recently proposed revisions to the OTS capital distribution regulation would conform the definition of "capital distribution" to the definition used in the OTS prompt corrective action regulations. Under the proposal, TeleBank would continue to be required to provide a notice to OTS 30 days prior to the declaration of a dividend. The Proposal would not impose a quantitative limitation on the amount of permissible capital distributions, but the OTS could disapprove a capital distribution if the institution would not be at least adequately capitalized under the OTS prompt correction action regulations following the distribution, if the distribution raised safety or soundness concerns, or if the distribution violated a prohibition contained in any statute, regulation, or agreement between the institution and the OTS, or a condition imposed on the institution by the OTS. The OTS would consider the amount of the distribution when determining whether it raised safety or soundness concerns.

     Interest on Deposits. Various proposals have been introduced in the Congress to permit the payment of interest on required reserve balances, and to permit savings institutions and other regulated financial institutions to pay interest on business demand accounts. While this legislation appears to have strong support from many constituencies, the Corporation is unable to predict whether such legislation will be enacted.

     Other Regulatory Proposals. During 1997 and 1998, the OTS continued its comprehensive review of its regulations to eliminate duplicative, unduly burdensome and unnecessary regulations. The OTS revised or has proposed revising regulations addressing electronic banking operations, deposit accounts, application processing and management of interest rate risk, investment securities and derivatives activities. The proposal on electronic banking operations would expand the services that TeleBank can provide electronically by permitting savings institutions to engage in any activity through electronic means that they may conduct through more traditional delivery mechanisms, including opening new deposit accounts and the establishment of loan accounts. The proposal also would allow savings institutions to market and sell electronic capacities and by-products to third parties if the capacities and by-products are acquired or developed in good faith as part of providing financial services.

     Liquidity Requirements. Recently adopted revisions to the OTS liquidity requirements lowered the minimum liquidity requirement for a federal savings institution from 5% to 4%, but made clear that an institution must maintain sufficient liquidity to ensure its safe and sound operation. The revisions also added certain mortgage-related securities and residential mortgage loans to the types of assets that can be used to meet liquidity requirements, and provided alternatives for measuring compliance with the requirements.

     ATM Surcharge Legislation. Various proposals have been introduced in Congress to restrict or prohibit an operator of an ATM from requiring non-customers to pay surcharges to use that operator's ATM. The Corporation is unable to predict at this time whether such legislation will be enacted.

EMPLOYEES

     At April 30, 1998, the Corporation had 70 full-time employees, and 14 part time employees. Management considers its relations with its employees to be excellent. The Corporation's employees are not represented by any collective bargaining group. The Issuer has no employees.

PROPERTIES

     The Corporation leases its principal office located at 1111 North Highland Street, Arlington, Virginia. The Corporation leases approximately 19,000 square feet in that location. The lease expires in 2005. Beginning in March 1998, the Corporation leased approximately 1,500 square feet of office space in Los Angeles, California as a small business development office. The Corporation believes that its facilities are adequate for its current operations. The Issuer neither leases nor owns any real property.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Corporation or the Issuer is a party, or to which any of their respective property is subject.

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

                   DESCRIPTION OF SERIES A CAPITAL SECURITIES

     This summary of certain terms and provisions of the Series A Capital Securities, which describes the material provisions thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Series A Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act, to each of which reference is hereby made. Wherever particular defined terms of the Series A Trust Agreement (as amended or supplemented from time to time) are referred to herein, such defined terms are incorporated herein by reference. The form of the Series A Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Series A Capital Securities of the Issuer will rank pari passu, and payments will be made thereon pro rata, with the Series A Common Securities of the Issuer except as described under "-- Subordination of Series A Common Securities." Legal title to the Series A Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Series A Securities. The Series A Guarantee executed by the Corporation for the benefit of the holders of the Series A Capital Securities will be a guarantee on a subordinated basis with respect to the Series A Capital Securities but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Series A Capital Securities when the Issuer does not have funds on hand available to make such payments. See "Description of Series A Guarantee."

DISTRIBUTIONS

     The Series A Capital Securities represent beneficial ownership interests in the Issuer, and Distributions on the Series A Capital Securities will be cumulative, will accumulate from the date of original issuance and will be
payable at the annual rate of        % on the stated Liquidation Amount of
$25.00, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a "Distribution Date"), to the holders of the Series A Capital Securities on the relevant record dates. The record dates for the Series A Capital Securities will be, for so long as the Series A Capital Securities remain in book-entry form, one Business Day (as defined below) prior to the relevant Distribution Date and, in the event the Series A Capital Securities are not in book-entry form, the 15th day of the month in which the relevant Distribution Date occurs. Distributions will accumulate from the date of original issuance. The first Distribution Date for the Series A Capital Securities will be September 30, 1998. The period beginning on and including the date of original issuance and ending on but excluding the first Distribution Date and each successive period beginning on and including a Distribution Date and ending on but excluding the next succeeding Distribution Date is herein called a "Distribution Period." The amount of Distributions payable for any Distribution Period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Distribution Date would otherwise fall on a day that is not a Business Day, such Distribution Date shall be postponed to the next day that is a Business Day (without any additional Distributions or other payment in respect of such delay) unless it would thereby fall in the next calendar year, in which event the Distribution Date shall be brought forward to the immediately preceding Business Day. A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in New York, New York, Wilmington, Delaware or Arlington, Virginia are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee is closed for business.

     So long as no event of default under the Indenture has occurred and is continuing, the Corporation has the right under the Indenture to defer payment of interest on the Series A Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. As a consequence of any such deferral of interest payments by the Corporation, quarterly Distributions on the Series A Capital Securities by the Issuer will also be deferred during any such Extension Period. Distributions to which holders of the Series A Capital Securities are entitled will accumulate additional Distributions thereon
at the rate of    % per annum, compounded quarterly from the relevant payment date for such Distributions. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Corporation may not, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other series of Junior Subordinated Debentures) that rank pari passu with or junior in interest to the Series A Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series A Subordinated Debentures (other than (a) dividends or distributions in capital stock of the Corporation,
(b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Series A Guarantee, (d) purchases of Common Stock related to the issuance of Common Stock or rights under any of the Corporation's benefit plans for its directors, officers or employees, related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan, or related to the issuance of Common Stock (or securities convertible into or exchangeable for Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period and (e) guarantee payments with respect to the guarantee by the Corporation of the Existing Capital Securities to the extent such payments are made pari passu with payments with respect to the Series A Guarantee). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest on the Series A Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then
accrued and unpaid (together with interest thereon at the rate of    % per
annum, compounded quarterly, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Series A Subordinated Debentures -- Option to Defer Interest Payments" and "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     The revenue of the Issuer available for distribution to holders of Series A Capital Securities will be limited to payments under the Series A Subordinated Debentures in which the Issuer will invest the proceeds from the issuance and sale of its Series A Securities. See "Description of Series A Subordinated Debentures." If the Corporation does not make interest payments on the Series A Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Series A Capital Securities. The payment of Distributions (if and to the extent the Issuer has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Corporation on the basis set forth herein under "Description of Series A Guarantee."

     The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series A Subordinated Debentures.

REDEMPTION OR EXCHANGE

     Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of the Series A Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Series A Capital Securities, upon not less than 30 nor more than 60 days notice prior to the date fixed for redemption, at a redemption price, with respect to the Series A Capital Securities (the "Redemption Price"), equal to the aggregate Liquidation Amount of such Series A Capital Securities, plus accumulated and unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of Series A Subordinated Debentures -- Redemption." If less than all of the Series A Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption shall be allocated to the redemption pro rata of the Series A Capital Securities and the Series A Common Securities.

     The Corporation has the right to redeem the Series A Subordinated
Debentures (i) on or after        , 2003, in whole at any time or in part from
time to time, or (ii) at any time, in certain circumstances as described under "Description of Series A Subordinated Debentures -- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event," in whole (but not in part) within 90 days following the occurrence of a Tax Event or Capital Treatment Event. A redemption of the Series A Subordinated Debentures would cause a mandatory redemption of the Series A Securities.

     Distribution of Series A Subordinated Debentures to Holders. The Corporation will have the right at any time to terminate the Issuer and, after satisfaction of liabilities to creditors of the Issuer as required by applicable law, to cause the Series A Subordinated Debentures to be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer. Such right is subject to the Corporation's having received any regulatory approval then required under applicable capital guidelines or policies.

     Under current United States federal income tax law and interpretations and assuming, as expected, the Issuer is treated as a grantor trust, a distribution of Series A Subordinated Debentures in exchange for the Series A Capital Securities should not be a taxable event to holders of the Series A Capital Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Series A Capital Securities. See "Certain Federal Income Tax Consequences -- Distribution of Series A Subordinated Debentures to Holders of Series A Capital Securities." If the Corporation elects neither to redeem the Series A Subordinated Debentures prior to maturity nor to liquidate the Issuer and distribute the Series A Subordinated Debentures to holders of the Series A Capital Securities in exchange therefor, the Series A Capital Securities will remain outstanding until the Stated Maturity of the Series A Subordinated Debentures.

     If the Corporation elects to liquidate the Issuer and thereby causes the Series A Subordinated Debentures to be distributed to holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer, the Corporation shall continue to have the right to redeem the Series A Subordinated Debentures in certain circumstances upon the occurrence of a Tax Event or Capital Treatment Event, as described under "Description of Series A Subordinated Debentures -- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event."

     After the liquidation date fixed for any distribution of the Series A Subordinated Debentures for the Series A Capital Securities, (i) the Series A Capital Securities will no longer be deemed to be outstanding, (ii) the depository or its nominee, as the record holder of the Series A Capital Securities, will receive a registered global certificate or certificates representing the Series A Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing the Series A Capital Securities not held by DTC or its nominee will be deemed to represent the Series A Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of the Series A Capital Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Series A Capital Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Series A Capital Securities or the Series A Subordinated Debentures that may be distributed in exchange for the Series A Capital Securities if a dissolution and liquidation of the Issuer were to occur. Accordingly, the Series A Capital Securities that an investor may purchase, or the Series A Subordinated Debentures that the investor may receive on dissolution and liquidation of the Issuer, may trade at a discount to the price that the investor paid to purchase the Series A Capital Securities offered hereby.

     Tax Event or Capital Treatment Event Redemption. If a Tax Event or Capital Treatment Event in respect of the Series A Securities shall occur and be continuing, the Corporation has the right to redeem the Series A Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Series A Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Tax Event or Capital Treatment Event. In the event a Tax Event or Capital Treatment Event in respect of the Series A Securities has occurred and is continuing and the Corporation does not elect to redeem the Series A Subordinated Debentures and thereby cause a mandatory redemption of the Series A Capital Securities and Series A Common Securities or to terminate the Issuer and cause the Series A Subordinated Debentures to be distributed to holders of the Series A Capital Securities and Series A

Common Securities in exchange therefor upon liquidation of the Issuer as described above, such Series A Capital Securities will remain outstanding.

     Recently, the Internal Revenue Service ("IRS") asserted that the interest payable on a security with terms that are similar to the terms of the Series A Subordinated Debentures (but with a longer maturity than the Series A Subordinated Debentures) was not deductible for United States federal income tax purposes. The taxpayer in that case has filed a petition in the United States Tax Court challenging the IRS's position on this matter. If this matter is in fact litigated and the Tax Court were to sustain the IRS's position on this matter, such judicial decision could constitute a Tax Event which could result in an early mandatory redemption of the Series A Capital Securities.

     "Like Amount" means (i) with respect to a redemption of the Series A Capital Securities, the Series A Capital Securities having a Liquidation Amount equal to that portion of the principal amount of the Series A Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, the proceeds of which will be used to pay the Redemption Price of such Series A Capital Securities, and (ii) with respect to a distribution of the Series A Subordinated Debentures to holders of the Series A Capital Securities in exchange therefor in connection with a dissolution or liquidation of the Issuer, the Series A Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Series A Capital Securities of the holder.

     The amount payable on the Series A Capital Securities in the event of any liquidation of the Issuer is $25.00 per Series A Capital Security plus accumulated and unpaid Distributions, which amount may be paid in the form of a distribution of a Like Amount of Series A Subordinated Debentures.

     "Tax Event" with respect to the Issuer means the receipt by the Issuer of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which proposed change, pronouncement or decision is announced on or after the date of issuance of the Series A Capital Securities under the Series A Trust Agreement, there is more than an insubstantial risk that (i) the Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series A Subordinated Debentures, (ii) interest payable by the Corporation on the Series A Subordinated Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes, or (iii) the Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     A "Capital Treatment Event" means that the Corporation shall have received an opinion of independent bank regulatory counsel experienced in such matters to the effect that the Series A Capital Securities, as a result of (a) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any rules, guidelines or policies of the appropriate regulatory authorities or (b) any official administrative pronouncement or judicial decision for interpreting or applying such laws or regulations which amendment or change is effective or such pronouncement or decision is announced on or after the date of the original issuance of the Series A Capital Securities, do not constitute, or within 90 days of the date thereof, will not constitute Tier 1 capital applied as if the Corporation or its successor were a bank holding company under The Bank Holding Company Act of 1956, as amended; provided, however, that the distribution of the Series A Subordinated Debentures in connection with the liquidation of the Issuer by the Corporation shall not in and of itself constitute a Capital Treatment Event unless such liquidation shall have occurred in connection with a Tax Event.

REDEMPTION PROCEDURES

     Series A Capital Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Series A Subordinated Debentures. Redemptions of the Series A Capital Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Issuer has funds on hand available for the payment of such Redemption Price. See also
"-- Subordination of Series A Common Securities."

     If the Issuer gives a notice of redemption in respect of the Series A Capital Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of such Series A Capital Securities. See "Book-Entry Issuance." If the Series A Capital Securities are no longer in book-entry form, the Property Trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the Series A Capital Securities funds sufficient to pay the Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing the Series A Capital Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for the Series A Capital Securities called for redemption shall be payable to the holders of Series A Capital Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of Series A Capital Securities so called for redemption will cease, except the right of the holders of Series A Capital Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Series A Capital Securities will cease to be outstanding. In the event that payment of the Redemption Price in respect of Series A Capital Securities called for redemption is improperly withheld or refused and not paid either by the Issuer or by the Corporation pursuant to the Series A Guarantee as described under "Description of Series A Guarantee," Distributions on the Series A Capital Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Issuer for the Series A Capital Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

     Subject to applicable law (including, without limitation, United States federal securities law), the Corporation or its subsidiaries may at any time and from time to time purchase outstanding Series A Capital Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on Series A Capital Securities and any distribution of Series A Subordinated Debentures to holders of Series A Capital Securities shall be made to the applicable record holders thereof as they appear on the register for Series A Capital Securities on the relevant record date, which shall be one Business Day prior to the relevant Redemption Date or liquidation date, as applicable; provided, however, that in the event that Series A Capital Securities are not in book-entry form, the relevant record date for Series A Capital Securities shall be a date at least 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Series A Capital Securities and Series A Common Securities issued by the Issuer are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of Series A Capital Securities and Series A Common Securities to be redeemed shall be allocated pro rata to the Series A Capital Securities and the Series A Common Securities based upon the relative Liquidation Amounts of such classes. The particular Series A Capital Securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Series A Capital Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate. The Property Trustee shall promptly notify the trust registrar in writing of the Series A Capital Securities selected for redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Series A Capital Securities to be redeemed at its registered address.

SUBORDINATION OF SERIES A COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, the Series A Capital Securities and Series A Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of such Series A Capital Securities and Series A Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default (as hereinafter defined) shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Series A Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Series A Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Series A Capital Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Series A Capital Securities then called for redemption, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Series A Capital Securities then due and payable.

     In the case of any Event of Default under the Series A Trust Agreement resulting from a Debenture Event of Default, the Corporation as holder of such Series A Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Series A Trust Agreement until the effect of all such Events of Default with respect to such Series A Capital Securities have been cured, waived or otherwise eliminated. Until all Events of Default under the Series A Trust Agreement with respect to the Series A Capital Securities have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of Series A Capital Securities and not on behalf of the Corporation as holder of the Series A Common Securities, and only the holders of Series A Capital Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON TERMINATION

     Pursuant to the Series A Trust Agreement, the Issuer shall automatically terminate upon expiration of its term and shall terminate on the first to occur of: (i) certain events of bankruptcy, dissolution or liquidation of the Corporation; (ii) the distribution of a Like Amount of the Series A Subordinated Debentures to the holders of Series A Capital Securities, if the Corporation, as Depositor, has given written direction to the Property Trustee to terminate the Issuer (subject to the Corporation having received prior approval of the regulatory authorities, if required); (iii) redemption of all Series A Capital Securities as described under "-- Redemption"; and (iv) the entry of an order for the dissolution of the Issuer by a court of competent jurisdiction.

     If an early termination occurs as described in clause (i), (ii) or (iv) above, the Issuer shall be liquidated by the Property Trustee as expeditiously as the Property Trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the Issuer as provided by applicable law, to the holders of Series A Capital Securities in exchange therefor a Like Amount of the Series A Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Issuer available for distribution to holders, after satisfaction of liabilities to creditors of such Issuer as provided by applicable law, an amount equal to, in the case of holders of Series A Capital Securities, the aggregate Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Issuer on the Series A Capital Securities shall be paid on a pro rata basis. The holder(s) of the Series A Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of Series A Capital Securities, except that if a Debenture Event of Default has occurred and is continuing, the Series A Capital Securities shall have a priority over the Series A Common Securities.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an "Event of Default" under the Series A Trust Agreement (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of Series A Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by the Property Trustee in the payment of any Distribution when it becomes due and payable (subject to the deferral of any distribution in the case of an Extension Period), and continuation of such default for a period of 30 days; or

          (iii) default by the Property Trustee in the payment of any Redemption Price of any Series A Capital Security when it becomes due and payable; or

          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Property Trustee in the Series A Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the defaulting Property Trustee by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Series A Capital Securities of the Issuer, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Series A Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Corporation to appoint a successor Property Trustee within 90 days thereof.

     Within ten Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of Series A Capital Securities, the Administrative Trustees and the Corporation, as Depositor, unless such Event of Default shall have been cured or waived. The Corporation, as Depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Series A Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Series A Capital Securities shall have a preference over the Series A Common Securities as described above. See "-- Subordination of Series A Common Securities" and
"-- Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Series A Capital Securities to accelerate the maturity thereof.

REMOVAL OF ISSUER TRUSTEES

     Unless a Debenture Event of Default shall have occurred and be continuing, the Property Trustee and the Delaware Trustee may be removed at any time by the holder of the Series A Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Series A Capital Securities. In no event will the holders of the Series A Capital Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Corporation as the holder of the Series A Common Securities. No resignation or removal of the Property Trustee or the Delaware Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Series A Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default shall have occurred and be continuing, at any time or from time to time, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the Corporation, as the holder of the Series A Common Securities, and the Administrative Trustees shall have the power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Series A Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

     Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Series A Trust Agreement, provided such Person shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE ISSUER

     The Issuer may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other Person, except as described below or as otherwise described in the Series A Trust Agreement. The Issuer may, at the request of the Corporation, with the consent of the Administrative Trustees and without the consent of the holders of the Series A Capital Securities, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Issuer with respect to the Series A Capital Securities or (b) substitutes for the Series A Capital Securities other securities having substantially the same terms as the Series A Capital Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Series A Capital Securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Corporation expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Series A Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Series A Capital Securities are then listed, if any,
(iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Series A Capital Securities (including any Successor Securities) in any material respect, (v) such successor entity has a purpose substantially identical to that of the Issuer, (vi) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Corporation has received an opinion from independent counsel to the Issuer experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Series A Capital Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and (vii) the Corporation or any permitted successor or assignee owns all of the Series A Common Securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Series A Guarantee. Notwithstanding the foregoing, an Issuer shall not, except with the consent of holders of 100% in Liquidation Amount of the Series A Capital Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Issuer or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF SERIES A TRUST AGREEMENT

     Except as provided below and under "Description of Series A
Guarantee -- Amendments and Assignment" and as otherwise required by law and the Series A Trust Agreement, the holders of the Series A Capital Securities will have no voting rights.

     The Series A Trust Agreement may be amended from time to time by the Corporation, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Series A Capital Securities (i) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Series A Trust Agreement, which shall not be inconsistent with the other provisions of the Series A Trust Agreement, or (ii) to modify, eliminate or add to any provisions of such Series A Trust Agreement to such extent as shall be necessary to ensure that the Issuer will be classified for United States federal income tax purposes as a grantor trust at all times that any Series A Capital Securities are outstanding or to ensure that the Issuer will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of either clause (i) or clause (ii), such action shall not adversely affect in any material respect the interests of any holder of Series A Capital Securities, and any such amendments of the Series A Trust Agreement shall become effective when notice thereof is given to the holders of Series A Capital Securities. The Series A Trust Agreement may be amended by the Issuer Trustees and the Corporation with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Series A Capital Securities, and (ii) receipt by the Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Issuer Trustees in accordance with such amendment will not affect the Issuer's status as a grantor trust for United States federal income tax purposes or the Issuer's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of Series A Capital Securities, the Series A Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Series A Capital Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Series A Capital Securities as of a specified date or (ii) restrict the right of a holder of Series A Capital Securities to institute suit for the enforcement of any such payment on or after such date.

     So long as Series A Subordinated Debentures are held by the Property Trustee, the Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to such Series A Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Series A Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or Series A Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Series A Capital Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of Series A Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Series A Capital Securities. The Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Series A Capital Securities except by subsequent vote of the holders of the Series A Capital Securities. The Property Trustee shall notify each holder of Series A Capital Securities of any notice of default with respect to the Series A Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Series A Capital Securities, prior to taking any of the foregoing actions, the Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that such action would not cause the Issuer to be classified as other than a grantor trust for United States federal income tax purposes.

     Any required approval of holders of Series A Capital Securities may be given at a meeting of holders of Series A Capital Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Series A Capital Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Series A Capital Securities in the manner set forth in the Series A Trust Agreement.

     No vote or consent of the holders of Series A Capital Securities will be required for the issuer to redeem and cancel Series A Capital Securities in accordance with the Series A Trust Agreement.

     Notwithstanding that holders of Series A Capital Securities are entitled to vote or consent under any of the circumstances described above, any of the Series A Capital Securities that are owned by the Corporation, the Issuer Trustees or any affiliate of the Corporation or any Issuer Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

REGISTRATION OF SERIES A CAPITAL SECURITIES

     The Series A Capital Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series A Capital Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described below, Series A Capital Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

     Upon the issuance of a global Series A capital security, and the deposit of such Series A global capital security with DTC, DTC will credit, on its book-entry registration and transfer system, the respective aggregate Liquidation Amounts of the individual Series A Capital Securities represented by such Series A global capital security to the accounts of Participants, which may include Euroclear and Cedel. Such accounts shall be designated by the dealers, underwriters or agents with respect to Series A Capital Securities. Ownership of beneficial interests in the Series A global capital security will be limited to Participants or persons that may hold interests through Participants including Euroclear and Cedel. Ownership of beneficial interests in the Series A global capital security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of Participants) and the records of Participants (with respect to interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Series A global capital security.

     So long as DTC is the registered owner of the Series A global capital security, DTC will be considered the sole owner or holder of the Series A Capital Securities represented by such global capital security for all purposes under the Indenture governing the Series A Capital Securities. Except as provided below, owners of beneficial interests in the Series A global capital security will not be entitled to have any of the individual Series A Capital Securities registered in their names, will not receive or be entitled to receive physical delivery of any such Series A Capital Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

     A global security shall be exchangeable for Series A Capital Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Issuer that it is unwilling or unable to continue as a depository for such global security and no successor depository shall have been appointed, or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered to act as such depository, (ii) the Issuer in its sole discretion determines that such global security shall be so exchangeable or (iii) there shall have occurred and be continuing an event of default under the Indenture with respect to the Series A Subordinated Debentures. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants with respect to ownership of beneficial interests in such global security. In the event that Series A Capital Securities are issued in definitive form, such Series A Capital Securities will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Payments on and any distributions of Series A Subordinated Debentures in exchange for Series A Capital Securities represented by a global security will be made to DTC, as the depository for the Series A Capital Securities. In the event Series A Capital Securities are issued in certificated form, the Liquidation Amount and Distributions will be payable, the transfer of the Series A Capital Securities will be registrable, Series A Subordinated Debentures will be distributed in exchange for Series A Capital Securities following a termination of the Issuer, and Series A Capital Securities will be exchangeable for Series A Capital Securities of other denominations of a like aggregate Liquidation Amount, at the principal corporate trust office of the Property Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. None of the Corporation, the Property Trustee, any Paying Agent, or the securities registrar for the Series A Capital Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global capital securities representing the Series A Capital Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. In addition, if the Series A Capital Securities are issued in certificated form, the record dates for payment of Distributions will be the 15th day of the month in which the relevant Distribution payment is scheduled to be paid. For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

     The Corporation expects that DTC, upon receipt of any payment of Liquidation Amount, Redemption Price, premium or Distributions in respect of the Series A global capital security representing any of the Series A Capital Securities, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate Liquidation Amount of the Series A global capital security for the Series A Capital Securities as shown on the records of DTC. The Corporation also expects that payments by Participants to owners of beneficial interests in the Series A global capital security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Series A Capital Securities shall be made to DTC, which shall credit the relevant accounts at the Depository on the applicable Distribution Dates or, if the Series A Capital Securities are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Register. The paying agent (the "Paying Agent") shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Corporation. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Corporation. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor (which shall be a bank or trust company acceptable to the Administrative Trustees and the Corporation) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as registrar and transfer agent for the Series A Capital Securities.

     Registration of transfers of Series A Capital Securities will be effected without charge by or on behalf of the Issuer, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Issuer will not be required to register or cause to be registered the transfer of Series A Capital Securities after Series A Capital Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Series A Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Series A Trust Agreement at the request of any holder of Series A Capital Securities unless it is offered reasonable indemnity against the costs, expenses and

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

liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Series A Trust Agreement or is unsure of the application of any provision of the Series A Trust Agreement and the matter is not one on which holders of Series A Capital Securities are entitled under the Series A Trust Agreement to vote, then the Property Trustee shall take such action as is directed by the Corporation and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Series A Capital Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Issuer in such a way that the Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as other than a grantor trust for United States federal income tax purposes and so that the Series A Subordinated Debentures will be treated as indebtedness of the Corporation for United States federal income tax purposes. In this connection, the Corporation and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the Certificate of Trust of the Issuer or the Series A Trust Agreement, that the Corporation and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Series A Capital Securities.

     Holders of the Series A Capital Securities have no preemptive or similar rights.

     The Issuer may not borrow money or issue debt or mortgage or pledge any of its assets.

                DESCRIPTION OF SERIES A SUBORDINATED DEBENTURES

     This summary of certain terms and provisions of the Series A Subordinated Debentures set forth below, which describes the material provisions thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, and the Trust Indenture Act, to each of which reference is hereby made. The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wilmington Trust Corporation will act as indenture trustee ("Debenture Trustee") under the Indenture. The Indenture is qualified under the Trust Indenture Act. Whenever particular defined terms of the Indenture (as supplemented or amended from time to time) are referred to herein, such defined terms are incorporated herein by reference.

     Concurrently with the issuance of the Series A Capital Securities, the Issuer will invest the proceeds thereof, together with the consideration paid by the Corporation for the Series A Common Securities, in the Series A Subordinated Debentures issued by the Corporation. The Series A Subordinated Debentures will
bear interest at the annual rate of        % of the principal amount thereof,
payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date"), commencing September 30, 1998, and at maturity to the person in whose name each Series A Subordinated Debenture is registered at the close of business on the record date next preceding such Interest Payment Date. The period beginning on and including the date of original issuance of the Series A Subordinated Debentures and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date is herein called an "Interest Period." It is anticipated that, until the liquidation, if any, of the Issuer, each Series A Subordinated Debenture will be held by the Property Trustee in trust for the benefit of the holders of the Series A Capital Securities. The amount of interest payable for any Interest Period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any Interest Payment Date would otherwise fall on a day that is not a Business Day, such Interest Payment Date shall be postponed to the next day that is a Business Day (without any interest or other payment in respect of any such delay) unless it would thereby fall in the next calendar year, in which event the Interest Payment Date shall be brought forward to the immediately preceding Business Day. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate of

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

       % per annum, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly interest payments and interest on quarterly interest payments not paid on the applicable Interest Payment Date, as applicable. Notwithstanding anything to the contrary set forth above, if the maturity date falls on a day that is not a Business Day, the payment of principal and interest will be paid on the next succeeding Business Day, with the same force and effect as if made on such maturity date and no interest on such payments will accrue from and after the maturity date.

     The Series A Subordinated Debentures will be issued as a series of junior subordinated deferrable interest debentures under the Indenture.

     The Series A Subordinated Debentures will mature on                , 2028
(the "Stated Maturity").

     The Series A Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt of the Corporation. See "Subordinated Debentures -- Subordination." Substantially all of the Corporation's existing indebtedness constitutes Senior Debt. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including TeleBank, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Series A Subordinated Debentures and the Series A Guarantee will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series A Subordinated Debentures and beneficiaries of the Series A Guarantee should look only to the assets of the Corporation for payments on the Series A Subordinated Debentures or under the Series A Guarantee. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Debt, whether under the Indenture, any other existing indenture or any other indenture that the Corporation may enter into in the future or otherwise. See
"-- Subordination."

OPTION TO DEFER INTEREST PAYMENTS

     So long as no event of default under the Indenture has occurred and is continuing, the Corporation has the right under the Indenture at any time or from time to time during the term of the Series A Subordinated Debentures to defer payment of interest on the Series A Subordinated Debentures for a period not exceeding 20 consecutive quarterly periods with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series A Subordinated Debentures. At the end of such Extension Period, the Corporation must pay all interest then accrued and unpaid on the Series A Subordinated Debentures (together with interest on such unpaid interest at the
rate of        % per annum, compounded quarterly from the relevant Interest
Payment Date, to the extent permitted by applicable law). During an Extension Period, interest will accrue and holders of Series A Subordinated Debentures (or holders of Series A Capital Securities while such series is outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     During any such Extension Period, the Corporation may not, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock,
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other series of Junior Subordinated Debentures) that rank pari passu with or junior in interest to the Series A Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series A Subordinated Debentures (other than (a) dividends or distributions in capital stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Series A Guarantee, (d) purchases of Common Stock related to the issuance of Common Stock or rights under any of the Corporation's benefit plans for its directors, officers or employees, related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan, or related to the issuance of Common Stock (or securities convertible into or exchangeable for Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period and (e) guarantee payments with respect to the guarantee by the Corporation of the Existing Capital Securities to the extent such payments are made pari passu with payments with respect to the Series A Guarantee). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest on the Series A Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarterly periods or extend beyond the Stated Maturity of the Series A Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid
(together with interest thereon at the rate of        % per annum, compounded
quarterly, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election to begin such Extension Period at least one Business Day prior to the earlier of (i) the date Distributions on the Series A Capital Securities would have been payable except for the election to begin such Extension Period, (ii) the date the Administrative Trustees are required to give notice to the New York Stock Exchange, the Nasdaq National Market or other applicable stock exchange or automated quotation system on which the Series A Capital Securities may then be listed or quoted or to holders of Series A Subordinated Debentures of the record date for such Distributions or
(iii) the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Corporation's election to begin a new Extension Period to the holders of the Series A Subordinated Debentures. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period.

TRUST COSTS AND EXPENSES

     In the Indenture, the Corporation, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Series A Capital Securities) and all costs and expenses of the Issuer (including costs and expenses relating to the organization of the Issuer, the fees and expenses of the Issuer Trustees and the costs and expenses relating to the operation of the Issuer) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Issuer might become subject.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on Series A Subordinated Debentures (other than any Series A Subordinated Debentures represented by global certificates) will be made at the office of the Debenture Trustee in the City of New York or at the office of such paying agent or paying agents as the Corporation may designate from time to time, except that at the option of the Corporation payment of any interest may be made (i) by check mailed to the address of the person entitled thereto as such address shall appear in the securities register, except in the case of global certificates or (ii) by transfer to an account maintained by the person entitled thereto as specified in the securities register, provided that proper transfer instructions have been received by the Record Date. Payment of any interest on Series A Subordinated Debentures will be made to the person in whose name such Series A Subordinated Debentures are registered at the close of business on the Record Date for such interest, except in the case of defaulted interest. The Corporation may at any time designate additional paying agents or rescind the designation of any paying agent; however, the Corporation will at all times be required to maintain a paying agent in each place of payment for the Series A Subordinated Debentures.

     Any moneys deposited with the Debenture Trustee or any paying agent, or then held by the Corporation in trust, for the payment of the principal of or interest on any Series A Subordinated Debenture and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Corporation, be repaid to the Corporation and the holder of such Series A Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Corporation for payment thereof.

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

REDEMPTION

     Subject to the Corporation's having received any regulatory approval then required, the Series A Subordinated Debentures are redeemable prior to maturity
at the option of the Corporation (i) on or after                , 2003, in whole
at any time or in part from time to time or (ii) at any time, in certain circumstances as described under "-- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event," in whole (but not in part) within 90 days following the occurrence of a Tax Event or Capital Treatment Event. The proceeds of any such redemption will be used by the Issuer to redeem the Series A Capital Securities.

     The redemption price with respect to the Series A Subordinated Debentures shall be equal to 100% of the principal amount of the Series A Subordinated Debentures so redeemed plus accrued and unpaid interest thereon to the date of redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Series A Subordinated Debentures to be redeemed at its registered address. Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on such Series A Subordinated Debentures or portions thereof called for redemption.

DISTRIBUTION OF SERIES A SUBORDINATED DEBENTURES

     As described under "Description of Series A Capital
Securities -- Liquidation of Issuer and Distribution of Series A Subordinated Debentures to Holders," under certain circumstances involving the termination of the Issuer, Series A Subordinated Debentures may be distributed to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer after satisfaction of liabilities to creditors of the Issuer as provided by applicable law. If distributed to holders of Series A Capital Securities, the Series A Subordinated Debentures initially will be issued in the form of one or more global securities and DTC, or any successor depository for the Series A Capital Securities, will act as depository for the Series A Subordinated Debentures. It is anticipated that the depository arrangements for the Series A Subordinated Debentures would be substantially identical to those in effect for the Series A Capital Securities. If Series A Subordinated Debentures are distributed to the holders of Series A Capital Securities in exchange therefor upon the liquidation of the Issuer, the Corporation will use its best efforts to list the Subordinated Debentures on the Nasdaq National Market or such other stock exchanges or automated quotation systems, if any, on which the Series A Capital Securities are then listed or quoted. There can be no assurance as to the market price of any Series A Subordinated Debentures that may be distributed to the holders of Series A Capital Securities.

CONDITIONAL RIGHT TO REDEEM UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

     If a Tax Event or a Capital Treatment Event occurs and either (i) in the opinion of counsel to the Corporation experienced in such matters, there would in all cases, after effecting the termination of the Issuer and the distribution of the Series A Subordinated Debentures to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer, be more than an insubstantial risk that an Adverse Tax Consequence (as defined in "Risk
Factors -- Tax Event or Capital Treatment Event -- Exchange of Series A Capital Securities for Series A Subordinated Debentures or Redemption") would continue to exist, (ii) in the reasonable determination of the Corporation, after effecting the termination of the Issuer and the distribution of the Series A Subordinated Debentures to the holders of the Series A Capital Securities in exchange therefor upon liquidation of the Issuer, be more than an insubstantial risk that the Corporation or its successor would not be entitled to treat an amount equal to the Liquidation Amount of the Series A Capital Securities as "Tier 1 Capital" applied as if the Corporation or its successor were a bank holding company under the Bank Holding Company Act of 1956, as amended or (iii) the Series A Subordinated Debentures are not held by the Issuer, then the Corporation shall have the right to redeem the Series A Subordinated Debentures, in whole but not in part, at any time within 90 days following the occurrence of a Tax Event or Capital Treatment

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

Event at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption. See
"-- Redemption" and "-- Liquidation of Issuer and Distribution of Series A Subordinated Debentures to Holders."

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Series A Subordinated Debentures to be redeemed at its registered address. Unless the Corporation defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on such Series A Subordinated Debentures or portions thereof called for redemption.

REGISTRATION OF SERIES A SUBORDINATED DEBENTURES

     The Series A Subordinated Debentures will be registered in the name of the Issuer. In the event that the Series A Subordinated Debentures are distributed to holders of Series A Capital Securities, it is anticipated that the depository and other arrangements for the Series A Subordinated Debentures will be substantially identical to those in effect for the Series A Capital Securities, as applicable. See "Description of Series A Capital Securities -- Registration of Series A Capital Securities."

RESTRICTIONS ON CERTAIN PAYMENTS

     The Corporation will also covenant, as to the Series A Subordinated Debentures, that it will not, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Corporation (including other series of Junior Subordinated Debentures) that rank pari passu with or junior in interest to the Series A Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series A Subordinated Debentures (other than (a) dividends or distributions in capital stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a shareholders' rights plan, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the Series A Guarantee with respect to the Series A Capital Securities, (d) purchases of Common Stock related to the issuance of Common Stock or rights under any of the Corporation's benefit plans for its directors, officers or employees, related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan, or related to the issuance of Common Stock (or securities convertible into or exchangeable for Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period and (e) guarantee payments with respect to the guarantee by the Corporation of the Existing Capital Securities to the extent such payments are made pari passu with payments with respect to the Series A Guarantee) if at such time (i) there shall have occurred any event of which the Corporation has actual knowledge (a) that with the giving of notice or the lapse of time, or both, would constitute a "Debenture Event of Default" under the Indenture with respect to the Series A Subordinated Debentures of such series and (b) in respect of which the Corporation shall not have taken reasonable steps to cure, (ii) if such Series A Subordinated Debentures are held by the Issuer of the Series A Capital Securities, the Corporation shall be in default with respect to its payment of any obligations under the Guarantee relating to such Series A Capital Securities or (iii) the Corporation shall have given notice of its election of an Extension Period as provided in the Indenture with respect to the Series A Subordinated Debentures of such series and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

MODIFICATION OF INDENTURE

     From time to time the Corporation and the Debenture Trustee may, without the consent of the holders of the Series A Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies (provided that any such action does not materially adversely affect the interests of the holders of the Series A Subordinated Debentures or the holders of the Series A Capital Securities so long as they remain outstanding) and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains

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

provisions permitting the Corporation and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Series A Subordinated Debentures affected, to modify the Indenture in a manner adversely affecting the rights of the holders of the Series A Subordinated Debentures in any material respect; provided, that no such modification may, without the consent of the holder of each outstanding Series A Subordinated Debenture so affected, (i) change the Stated Maturity of the Series A Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon or (ii) reduce the percentage of principal amount of Series A Subordinated Debentures of any series, the holders of which are required to consent to any such modification of the Indenture, provided further that, in the case of Series A Subordinated Debentures, so long as any Series A Capital Securities remain outstanding, (a) no such modification may be made that adversely affects the holders of such Series A Capital Securities in any material respect, and no termination of the Indenture may occur, and no waiver of any event of default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of all outstanding Series A Capital Securities affected unless and until the principal of the Series A Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions have been satisfied, and (b) where a consent under the Indenture would require the consent of each holder of Series A Subordinated Debentures, no such consent shall be given by the Property Trustee without the prior consent of each holder of Series A Capital Securities.

     In addition, the Corporation and the Debenture Trustee may execute, without the consent of any holder of the Series A Subordinated Debentures, any supplemental Indenture for the purpose of creating any new series of Junior Subordinated Debentures.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Series A Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the Series A Subordinated Debentures:

          (i) failure for 30 days to pay any interest on the Series A Subordinated Debentures when due (subject to the deferral of any interest payment in the case of an Extension Period); or

          (ii) failure to pay any principal or premium, if any, on the Series A Subordinated Debentures when due whether at maturity or upon redemption; or

          (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Corporation from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Series A Subordinated Debentures; or

          (iv) certain events in bankruptcy, insolvency or reorganization of the Corporation.

     The holders of a majority in aggregate outstanding principal amount of Series A Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of Series A Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default, should the Debenture Trustee or such holders of such Series A Junior Subordinated Debentures fail to make such declaration, the holders of at least 25% in aggregate Liquidation Amount of the Series A Capital Securities shall have such right. The holders of a majority in aggregate outstanding principal amount of Series A Subordinated Debentures may annul such declaration, and if such holders of the Series A Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Series A Capital Securities affected shall have such right.

     The holders of a majority in aggregate outstanding principal amount of Series A Subordinated Debentures affected thereby may, on behalf of the holders of all Series A Subordinated Debentures, waive any default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been

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

deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Series A Subordinated Debenture. Should the holders of Series A Subordinated Debentures fail to waive such default, the holders of a majority in aggregate Liquidation Amount of the Series A Capital Securities affected shall have such right. The Corporation is required to file annually with the Debenture Trustee a certificate as to whether or not the Corporation is in compliance with all the conditions and covenants applicable to it under the Indenture.

     In case a Debenture Event of Default shall occur and be continuing as to the Series A Subordinated Debentures, the Property Trustee will have the right to declare the principal of and the interest on the Series A Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Series A Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF SERIES A CAPITAL SECURITIES

     If a Debenture Event of Default with respect to the Series A Subordinated Debentures has occurred and is continuing and such event is attributable to the failure of the Corporation to pay interest or principal on such Series A Subordinated Debentures on the date such interest or principal is due and payable, a holder of Series A Capital Securities may institute a Direct Action against the Corporation for enforcement of payment to such holder of the principal of or interest on the Series A Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder. The Corporation may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Series A Capital Securities outstanding. If the right to bring a Direct Action is removed, the Issuer may become subject to the reporting obligations under the Exchange Act. The Corporation shall have the right under the Indenture to set-off any payment made to such holder of Series A Capital Securities by the Corporation in connection with a Direct Action.

     The holders of the Series A Capital Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Series A Subordinated Debentures unless there shall have been an event of default under the Series A Trust Agreement. See "Description of Series A Capital Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Indenture provides that the Corporation shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into the Corporation or convey, transfer or lease its properties and assets substantially as an entirety to the Corporation, unless
(i) in case the Corporation consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such successor Person expressly assumes the Corporation's obligations on the Series A Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; (iii) such transaction is not prohibited under the Series A Trust Agreement and Series A Guarantee and does not give rise to any breach or violation of the Series A Trust Agreement or Series A Guarantee, and
(iv) certain other conditions as prescribed by the Indenture are met.

     The general provisions of the Indenture do not afford holders of the Series A Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Corporation that may adversely affect holders of the Series A Subordinated Debentures.

SATISFACTION AND DISCHARGE

     The Indenture provides that when, among other things, all Series A Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Corporation deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the Series A Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Series A Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Corporation's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Corporation will be deemed to have satisfied and discharged the Indenture.

SUBORDINATION

     In the Indenture, the Corporation has covenanted and agreed that the Series A Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Indenture. Upon any payment or distribution of assets of the Corporation upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Corporation, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Series A Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Series A Subordinated Debentures; provided, however, that holders of Senior Debt shall not be entitled to receive payment of any such amounts to the extent that such holders would be required by the subordination provisions of such Senior Debt to pay such amounts over to the obligees on trade accounts payable or other liabilities arising in the ordinary course of the Corporation's business.

     In the event of the acceleration of the maturity of Series A Subordinated Debentures, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration thereof) before the holders of Series A Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of (or premium, if any) or interest, if any, on the Series A Subordinated Debentures; provided, however, that holders of Senior Debt shall not be entitled to receive payment of any such amounts to the extent that such holders would be required by the subordination provisions of such Senior Debt to pay such amounts over to the obligees on trade accounts payable or other liabilities arising in the ordinary course of the Corporation's business.

     No payments on account of principal or interest in respect of the Series A Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; (vi) every obligation of such Person for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor or otherwise.

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

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Corporation whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Series A Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Series A Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include
(i) any Debt of the Corporation which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Corporation, (ii) any Debt of the Corporation to any of its subsidiaries, (iii) Debt to any employee of the Corporation, (iv) Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Series A Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than such payments otherwise would have been as a result of any obligation of such holders of such Debt to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) any other debt securities issued pursuant to the Indenture.

     The Indenture places no limitation on the amount of Senior Debt that may be incurred by the Corporation. The Corporation expects from time to time to incur additional indebtedness and other obligations constituting Senior Debt.

GOVERNING LAW

     The Indenture is, and the Series A Subordinated Debentures will be, governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Series A Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                              BOOK-ENTRY ISSUANCE

     DTC will act as securities depository for all of the Series A Capital Securities. The Series A Capital Securities and the Series A Subordinated Debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the Series A Capital Securities of the Issuer and the Series A Subordinated Debentures, representing in the aggregate the total number of the Series A Capital Securities or aggregate principal balance of Series A Subordinated Debentures, respectively, and will be deposited with the Property Trustee as custodian for DTC.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Series A Capital Securities or Series A Subordinated Debentures within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series A Capital Securities or Series A Subordinated Debentures on DTC's records. The ownership interest of each actual purchaser of each Series A Capital Security and each Series A Subordinated Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records, including Euroclear and Cedel. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series A Capital Securities or Series A Subordinated Debentures. Transfers of ownership interests in the Series A Capital Securities or Series A Subordinated Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A Capital Securities or Series A Subordinated Debentures, except in the event that use of the book-entry system for the Series A Capital Securities of such Issuer or Series A Subordinated Debentures is discontinued.

     Transfers between Participants will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between Participants, on the one hand, and Euroclear participants or Cedel participants, on the other hand, will be effected in DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the Series A Capital Securities or Series A Subordinated Debentures in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

     Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Series A Capital Security or Series A Subordinated Debenture from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear participant or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel, as the case may be) immediately following the DTC settlement date. Cash received in Euroclear or Cedel as a result of sales of interests in a Series A Capital Security or Series A Subordinated Debenture by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following the DTC settlement date.

     DTC has no knowledge of the actual Beneficial Owners of the Series A Capital Securities or Series A Subordinated Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Capital Securities or Series A Subordinated Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners and the

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

voting rights of Direct Participants, Indirect Participants and Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the Series A Capital Securities or Series A Subordinated Debentures. If less than all of the Series A Capital Securities or the Series A Subordinated Debentures are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

     Although voting with respect to the Series A Capital Securities or the Series A Subordinated Debentures is limited to the holders of record of the Series A Capital Securities or Series A Subordinated Debentures, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series A Capital Securities or Series A Subordinated Debentures. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the relevant Trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Series A Capital Securities or Series A Subordinated Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Distribution payments on the Series A Capital Securities or the Series A Subordinated Debentures will be made by the relevant Trustee to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the relevant Trustee, the Issuer thereof or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the relevant Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to any of the Series A Capital Securities or the Series A Subordinated Debentures at any time by giving reasonable notice to the relevant Trustee and the Corporation. In the event that a successor securities depository is not obtained, definitive Series A Capital Security or Series A Subordinated Debenture certificates representing such Series A Capital Securities or Series A Subordinated Debentures are required to be printed and delivered. The Corporation, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depository). After a Debenture Event of Default, the holders of a majority in liquidation preference of Series A Capital Securities or aggregate principal amount of Series A Subordinated Debentures may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for such Series A Capital Securities or Series A Subordinated Debentures will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Issuer and the Corporation believe to be accurate, but the Issuer and the Corporation assume no responsibility for the accuracy thereof. Neither the Issuer nor the Corporation has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                       DESCRIPTION OF SERIES A GUARANTEE

     The Series A Guarantee will be executed and delivered by the Corporation concurrently with the issuance by the Issuer of the Series A Capital Securities for the benefit of the holders from time to time of Series A Capital Securities. Wilmington Trust Company will act as Guarantee Trustee under the Series A Guarantee for the purposes of compliance with the Trust Indenture Act and the Series A Guarantee will be qualified as an indenture under the Trust Indenture Act. This summary of certain provisions of the Guarantee, which summarizes the material terms thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Series A Guarantee, including the definitions therein of certain terms, and the Trust Indenture Act, to each of which reference is hereby made. The form of the Series A Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Reference in this summary to Series A Capital Securities means the Series A Capital Securities to which the Series A Guarantee relates. The Guarantee Trustee will hold the Series A Guarantee for the benefit of the holders of the Series A Securities.

GENERAL

     The Series A Guarantee guarantees to the holders of the Series A Capital Securities the following payments (the "Guarantee Payments") to the extent not paid by the Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Series A Capital Securities, to the extent that the Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Series A Capital Securities called for redemption, to the extent that the Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of the Issuer (unless the Series A Subordinated Debentures are distributed to holders of the Series A Capital Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Issuer remaining available for distribution to holders of the Series A Capital Securities after payment of creditors of the Issuer as required by applicable law.

     The holders of not less than a majority in aggregate Liquidation Amount of the Series A Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series A Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series A Guarantee. Any holder of the Series A Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series A Subordinated Debentures, the Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Series A Capital Securities or otherwise, and, in such event, holders of the Series A Capital Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, if an event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest on or principal of the Series A Subordinated Debentures on the applicable payment date, then a holder of Series A Capital Securities may institute a Direct Action against the Corporation pursuant to the terms of the Indenture for enforcement of payment to such holder of the principal of or interest on such Series A Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder. In connection with such Direct Action, the Corporation will have a right of set-off under the Indenture to the extent of any payment made by the Corporation to such holder of Series A Capital Securities in the Direct Action. Except as described herein, holders of Series A Capital Securities will not be able to exercise directly any other remedy available to the holders of the Series A Subordinated Debentures or assert directly any other rights in respect of the Series A Subordinated Debentures. The Series A Trust Agreement provides that each holder of Series A Securities by acceptance thereof agrees to the provisions of the Series A Guarantee and the Indenture.

     If the Corporation does not make interest payments on the Series A Subordinated Debentures held by the Issuer, the Issuer will not be able to pay Distributions on the Series A Capital Securities and will not have funds legally available therefor. The Series A Guarantee will rank subordinate and junior in right of payment to all Senior Debt of the Corporation. See "-- Status of the Guarantee." Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent the Corporation may itself be recognized as a creditor of that subsidiary. Accordingly, the Corporation's obligations under the Series A Guarantee will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and claimants should look only to the assets of the Corporation for payments thereunder. The Series A Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Debt, whether under the Indenture, any other existing indenture or any other indenture that the Corporation may enter into in the future or otherwise.

     The Corporation has, through the Series A Guarantee, the Series A Trust Agreement, the Series A Subordinated Debentures and the Indenture, taken together, fully, irrevocably and unconditionally guaranteed all of the Issuer's obligations under the Series A Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Series A Capital Securities. See "Relationship Among the Capital Securities, the Series A Subordinated Debentures and the Series A Guarantee."

STATUS OF THE GUARANTEE

     The Series A Guarantee will constitute an unsecured obligation of the Corporation and will rank subordinate and junior in right of payment to all Senior Debt of the Corporation in the same manner as the Series A Subordinated Debentures.

     The Series A Guarantee will rank pari passu with all other Guarantees issued by the Corporation, including the guarantee issued in connection with the Existing Capital Securities. The Series A Guarantee will constitute a guarantee of payment and not of collection (i.e. the guaranteed party may institute a legal proceeding directly against the Guarantor to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against any other person or entity). The Series A Guarantee will be held for the benefit of the holders of the Series A Capital Securities. The Series A Guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the Issuer or upon distribution to the holders of the Series A Capital Securities of the Series A Subordinated Debentures. The Series A Guarantee places no limitation on the amount of additional Senior Debt that may be incurred by the Corporation. The Corporation expects from time to time to incur additional indebtedness constituting Senior Debt.

AMENDMENTS AND ASSIGNMENTS

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Series A Capital Securities (in which case no vote will be required), the Series A Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Series A Capital Securities. The manner of obtaining any such approval will be as set forth under "Description of Capital
Securities -- Voting Rights; Amendment of Series A Trust Agreement." All guarantees and agreements contained in the Series A Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Corporation and shall inure to the benefit of the holders of the Series A Capital Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Series A Guarantee will occur upon the failure of the Corporation to perform any of its payment or other obligations thereunder; provided, however, that except with respect to a payment default, the Corporation shall have received notice of default and shall not have cured such default within 60 days after receipt of such notice. The holders of not less than a majority in aggregate Liquidation Amount of the Series A Capital Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series A Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Series A Guarantee.

     Any holder of Series A Capital Securities may institute a legal proceeding directly against the Corporation to enforce its rights under such Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity.

     The Corporation, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Corporation is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Corporation in performance of the Series A Guarantee, undertakes to perform only such duties as are specifically set forth in the Series A Guarantee and, after default with respect to the Series A Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Series A Guarantee at the request of any holder of Series A Capital Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The Series A Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Series A Capital Securities, upon full payment of the amounts payable upon liquidation of the Issuer or upon distribution of Series A Subordinated Debentures to the holders of the Series A Capital Securities in exchange therefor. The Series A Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Series A Capital Securities must restore payment of any sums paid under such Series A Capital Securities or such Guarantee.

GOVERNING LAW

     The Series A Guarantee will be governed by and construed in accordance with the laws of the State of New York.

              RELATIONSHIP AMONG THE SERIES A CAPITAL SECURITIES,
                      THE SERIES A SUBORDINATED DEBENTURES
                           AND THE SERIES A GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Series A Capital Securities (to the extent the Issuer has funds available for the payment of such Distributions and other amounts) are irrevocably guaranteed by the Corporation as and to the extent set forth under "Description of Series A Guarantee." Taken together, the Corporation's obligations under the Series A Subordinated Debentures, the Indenture, the Series A Trust Agreement and the Series A Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of Distributions and other amounts due on the Series A Capital Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Series A Capital Securities. If and to the extent that the Corporation does not make payments on the Series A

Subordinated Debentures, the Issuer will not pay Distributions or other amounts due on the Series A Capital Securities. The Series A Guarantee does not cover payment of Distributions when the Issuer does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Series A Capital Securities is to institute a legal proceeding directly against the Corporation pursuant to the terms of the Indenture for enforcement of payment of amounts equal to such Distributions to such holder. The obligation of the Corporation under the Series A Guarantee is subordinate and junior in right of payment to all Senior Debt of the Corporation.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the Series A Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Series A Capital Securities, primarily because (i) the aggregate principal amount of the Series A Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Series A Capital Securities and Series A Common Securities; (ii) the interest rate and interest and other payment dates on Series A Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Series A Capital Securities; (iii) the Corporation shall pay for any and all costs, expenses and liabilities of the Issuer except the Issuer's obligations to holders of the Series A Capital Securities under the Series A Capital Securities; and (iv) the Series A Trust Agreement further provides that the Issuer will not engage in any activity that is not consistent with the limited purposes of such Issuer.

     Notwithstanding anything to the contrary in the Indenture, the Corporation has the right to set-off any payment it is otherwise required to make thereunder with and to the extent the Corporation has theretofore made, or is concurrently on the date of such payment making, a payment under the Series A Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF SERIES A CAPITAL SECURITIES

     A holder of any Series A Capital Security may institute a legal proceeding directly against the Corporation to enforce its rights under the Series A Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Issuer or any other person or entity.

     A default or event of default under any Senior Debt of the Corporation would not constitute a default or Event of Default under the Indenture. However, in the event of payment defaults under, or acceleration of, Senior Debt of the Corporation, the subordination provisions of the Indenture provide that no payments may be made in respect of the Series A Subordinated Debentures until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on Series A Subordinated Debentures would constitute an Event of Default under the Indenture.

LIMITED PURPOSE OF ISSUER

     The Series A Capital Securities evidence a beneficial interest in the Issuer, and the Issuer exists for the sole purpose of issuing the Series A Capital Securities and Series A Common Securities and investing the proceeds thereof in Series A Subordinated Debentures. A principal difference between the rights of a holder of Series A Capital Securities and a holder of Series A Subordinated Debentures is that a holder of Series A Subordinated Debentures is entitled to receive from the Corporation the principal amount of and interest accrued on Series A Subordinated Debentures held, while a holder of Series A Capital Securities is entitled to receive Distributions from such Issuer (or from the Corporation under the Series A Guarantee) if and to the extent such Issuer has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding up or liquidation of the Issuer involving the liquidation of the Series A Subordinated Debentures, after satisfaction of liabilities to creditors of the Issuer as required by applicable law, the holders of the Series A Capital Securities will be entitled to receive, out of the assets held by such Issuer, the Liquidation Distribution in cash. See "Description of the Series A Capital Securities -- Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Corporation, the Property Trustee, as holder of the Series A Subordinated Debentures, would be a subordinated creditor of the Corporation, subordinated in right of payment to all Senior Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any shareholders of the Corporation receive payments or distributions. Because the Corporation is the guarantor under the Series A Guarantee and has agreed to pay for all costs, expenses and liabilities of each Issuer (other than the Issuer's obligations to the holders of the Series A Capital Securities), the positions of a holder of Series A Capital Securities and a holder of the Series A Subordinated Debentures relative to other creditors and to shareholders of the Corporation in the event of liquidation or bankruptcy of the Corporation are expected to be substantially the same.

                      DESCRIPTION OF COMMON STOCK OFFERING

     Simultaneously with the Offering, the Corporation is offering for sale to the public, pursuant to the Common Stock Offering, 2,800,000 shares of Common Stock (and an additional 420,000 shares of Common Stock if the over-allotment option is exercised in full by the underwriters of the Common Stock Offering). The Corporation does not intend to complete the Offering unless the Common Stock Offering is consummated.

     Upon completion of the Common Stock Offering, the Corporation will have 9,814,448 shares of Common Stock issued and outstanding.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     In the opinion of Shaw Pittman Potts & Trowbridge, special tax counsel to the Corporation and the Issuer ("Tax Counsel"), the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Series A Capital Securities. Unless otherwise stated, this summary deals only with Series A Capital Securities held as capital assets by United States Persons (defined below) who purchase the Series A Capital Securities upon original issuance at their original offering price. As used herein, a "United States Person" means a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust or (v) a partnership to the extent the interests therein are owned by any of the persons described in clauses (i), (ii), (iii) or (iv) above. The tax treatment of a holder may vary depending on his, her or its particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or foreign investors. In addition, this summary does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of Series A Capital Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     The authorities on which this summary is based are subject to various interpretations and the opinions of Tax Counsel are not binding on the Internal Revenue Service ("IRS") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge. Nevertheless, Tax Counsel has advised that it is of the view that, if challenged, the opinions expressed herein would be sustained by a court with jurisdiction in a properly presented case.

     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES A CAPITAL SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS. FOR A DISCUSSION OF THE POSSIBLE REDEMPTION OF THE SERIES A CAPITAL SECURITIES UPON THE OCCURRENCE OF CERTAIN TAX EVENTS. SEE "DESCRIPTION OF THE SERIES A CAPITAL SECURITIES -- REDEMPTION."

CLASSIFICATION OF THE ISSUER

     In connection with the issuance of the Series A Capital Securities, Tax Counsel is of the opinion that, under current law and assuming compliance with the terms of the Series A Trust Agreement, and based on certain facts and assumptions contained in such opinion, the Issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series A Capital Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Series A Subordinated Debentures. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the interest income or original issue discount that is paid or accrued on the Series A Subordinated Debentures. See "-- Interest Income and Original Issue Discount."

CLASSIFICATION OF THE SERIES A SUBORDINATED DEBENTURES

     The Corporation, the Issuer and the holders of the Series A Capital Securities (by acceptance of a beneficial interest in a Series A Capital Security) will agree to treat the Series A Subordinated Debentures as indebtedness for all United States tax purposes. In connection with the issuance of the Series A Subordinated Debentures, Tax Counsel is of the opinion that, under current law, and based on certain representations, facts and assumptions set forth in such opinion, the Series A Subordinated Debentures will be classified as indebtedness for United States federal income tax purposes. No assurance can be given, however, that the IRS will not challenge such position or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Series A Subordinated Debentures will be treated as indebtedness of the Corporation for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under applicable Treasury regulations, the Series A Subordinated Debentures will not be considered to have been issued with "original issue discount" ("OID") within the meaning of Section 1273(a) of the Code. Accordingly, except as set forth below, stated interest on the Series A Subordinated Debentures generally will be included in income by a Securityholder at the time such interest income is paid or accrued in accordance with such Securityholder's regular method of tax accounting.

     If, however, the Corporation exercises its right to defer payments of interest on the Series A Subordinated Debentures, the Series A Subordinated Debentures will become OID instruments at such time and all Securityholders will be required to accrue the stated interest on the Series A Subordinated Debentures on a daily basis during the Extension Period, even though the Corporation will not pay such interest until the end of the Extension Period, and even though some Securityholders may use the cash method of tax accounting. Moreover, thereafter the Series A Subordinated Debentures will be taxed as OID instruments for as long as they remain outstanding. Thus, even after the end of the Extension Period, all Securityholders would be required to continue to include the stated interest on the Series A Subordinated Debentures in income on a daily economic accrual basis, regardless of their method of tax accounting and in advance of receipt of the cash attributable to such interest income. Under the OID economic accrual rules, a Securityholder would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the Series A Subordinated Debentures, and actual cash payments of interest on the Series A Subordinated Debentures would not be reported separately as taxable income. Any amount of OID included in a Securityholder's gross income (whether or not during an Extension Period) will increase such Securityholder's tax basis in its Series A Capital Securities, and the amount of Distributions received by a

Securityholder with respect to such Series A Capital Securities will reduce the tax basis of such Series A Capital Securities.

     The Treasury regulations described above have not yet been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a contrary position. If the IRS were to assert successfully that the stated interest on the Series A Subordinated Debentures was OID regardless of whether the Corporation exercises its right to defer payments of interest on such debentures, all Securityholders would be required to include such stated interest in income on a daily economic accrual basis as described above.

     Corporate Securityholders will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Series A Capital Securities.

DISTRIBUTION OF SERIES A SUBORDINATED DEBENTURES TO HOLDERS OF SERIES A CAPITAL SECURITIES

     Under current law, a distribution by the Issuer of the Series A Subordinated Debentures as described under the caption "Description of the Series A Capital Securities -- Liquidation of Issuer and Distribution of Series A Subordinated Debentures to Holders" will be non-taxable and will result in the Securityholder receiving directly its pro rata share of the Series A Subordinated Debentures previously held indirectly through the Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series A Capital Securities before such distribution. If, however, the liquidation of the Issuer were to occur because the Issuer is subject to United States federal income tax with respect to income accrued or received on the Series A Subordinated Debentures as a result of a Tax Event or otherwise, the distribution of Series A Subordinated Debentures to Securityholders by the Issuer could be a taxable event to the Issuer and each Securityholder, and a Securityholder would recognize gain or loss as if the Securityholder had exchanged its Series A Capital Securities for the Series A Subordinated Debentures it received upon the liquidation of the Issuer. A Securityholder will accrue interest in respect of Series A Subordinated Debentures received from the Issuer in the manner described above under "-- Interest Income and Original Issue Discount."

SALES OR REDEMPTION OF SERIES A CAPITAL SECURITIES

     Gain or loss will be recognized by a Securityholder on a sale of Series A Capital Securities (including a redemption for cash) in an amount equal to the difference between the amount realized by the Securityholder on the sale or redemption of the Series A Capital Securities (except to the extent that such amount realized is characterized as a payment in respect of accrued but unpaid interest on such Securityholder's allocable share of the Series A Subordinated Debentures that such Securityholder had not included in income previously) and the Securityholder's adjusted tax basis in the Series A Capital Securities sold or redeemed. Such gain or loss generally will be taxable as long-term capital gain or loss if the Securityholder held the Series A Capital Securities that it sold or redeemed for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. Securityholders should consult their own tax advisors regarding capital gains rates applicable to them. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

NON-UNITED STATES HOLDERS

     As used herein, the term "Non-United States Holder" means any Securityholder that is not a United States Person. As discussed above, the Series A Capital Securities will be treated as evidence of an indirect beneficial ownership interest in the Series A Subordinated Debentures. See "-- Classification of the Trust." Thus, under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of United States federal income tax will be required with respect to the payment by the Issuer (or the Corporation) or any paying agent of principal or interest (which for purposes of this discussion includes any OID) on the Series A Capital Securities (or the Series A Subordinate

     Debentures) to a Non-United States Holder, provided (i) that such Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) such Non-United States Holder is not a controlled foreign corporation that is related to the Corporation through stock ownership, (iii) such Non-United States Holder is not a bank whose receipt of interest on the Series A Subordinated Debentures is described in section 881(c)(3)(A) of the Code and (iv) such Non-United States Holder satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder; and

          (b) no withholding of United States federal income tax will be required with respect to any gain realized by a Non-United States Holder upon the sale or other disposition of the Series A Capital Securities (or the Series A Subordinated Debentures).

     To satisfy the requirement referred to in (a)(iv) above, the Non-United States Holder, or a financial institution holding the Series A Capital Securities on behalf of such owner, must provide, in accordance with specified procedures, to the Issuer or its paying agent, a statement to the effect that the Non-United States Holder is not a United States Person. Currently, these requirements will be met if (1) the Non-United States Holder provides his name and address, and certifies, under penalties of perjury, that it is not a United States Person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Series A Capital Securities on behalf of the Non-United States Holder certifies, under penalties of perjury, that such statement has been received by it and furnishes the Issuer or the paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-United States Holder will be subject to a 30% United States federal withholding tax unless the Beneficial Owner provides the Issuer or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or a successor form) claiming an exemption from, or a reduction of, such withholding tax under the benefit of a tax treaty or (2) IRS Form 4224 (or a successor form) stating that interest paid on the Series A Capital Securities (or the Series A Subordinated Debentures) is not subject to such withholding tax because it is effectively connected with the Beneficial Owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States Holders generally will be required to provide an IRS Form W-8 in lieu of an IRS Form 1001 or an IRS Form 4224, although alternative documentation may be applicable in certain situations and certain forms and statements in effect on certain dates during the transition period described in Notice 98-16, I.R.B. 1998-15 (March 27, 1998), may expire and become ineffective, thus requiring the filing of new replacement certificates or statements.

     If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Series A Capital Securities (or the Series A Subordinated Debentures) is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Person. In addition, if such Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest income would be included in such foreign corporation's earnings and profits. Under the Final Regulations, Non-United States Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations and certain forms and statements in effect on certain dates during the transition period described in Notice 98-16 may expire and become ineffective, thus requiring the filing of new replacement certificates or statements.

     Any gain realized upon the sale or other disposition of the Series A Capital Securities (or the Series A Subordinated Debentures) generally will not be subject to United States federal income tax unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met, or (iii) in the case of any gain representing accrued interest on the Series A Subordinated Debentures, the "portfolio interest" requirements described above are not satisfied.

     HOLDERS SHOULD CONSULT NOTICE 98-16 AND THEIR OWN TAX ADVISORS ABOUT THE NEW RULES CONCERNING WITHHOLDING ON NON-UNITED STATES HOLDERS AND THE RELATED TRANSITION RULES.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     The amount of interest, including OID, accrued on the Series A Capital Securities held of record by United States Persons (other than corporations and other exempt Securityholders), if any, will be reported to the IRS. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

     Payment of the proceeds from the disposition of Series A Capital Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

     Non-United States Holders are generally exempt from the information and backup withholding rules but may be required to comply with certain certification and identification requirements to prove their exemption.

     Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the IRS.

     It is anticipated that income on the Series A Capital Securities will be reported to holders on Form 1099 and mailed to holders of the Series A Capital Securities by January 31 following each calendar year.

                          CERTAIN ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (a "Plan"), should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Series A Capital Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code; however, governmental plans may be subject to similar provisions under applicable state laws.

     Under a regulation (the "Plan Assets Regulation") issued by the U.S. Department of Labor (the "DOL"), the assets of the Issuer would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Issuer and no exception were applicable under the Plan Assets Regulation. An "equity interest" is defined under the Plan Assets Regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features and specifically includes a beneficial interest in a trust.

     Pursuant to an exception contained in the Plan Assets Regulation, the assets of the Issuer would not be deemed to be "plan assets" of investing Plans if, at all times, less than 25% of the value of each class of equity interests in the Issuer were held by Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets" of any Plan (collectively, "Benefit Plan Investors"), or if the Series A Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation. No assurance can be given that the Series A Capital Securities held by Benefit Plan Investors will be less than 25% of the total value of such Series A Capital Securities at the completion of the initial offering or thereafter, and no monitoring or other measures will be taken with respect to the satisfaction of the conditions to this exception. In addition, no assurance can be given that the Series A Capital Securities would be considered to be "publicly-offered securities" under the Plan Assets Regulation. All of the Series A Common Securities will be purchased and initially held by the Corporation.

     Certain transactions involving the Issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Series A Capital Securities were acquired with "plan assets" of such Plan and the assets of the Issuer were deemed to be "plan assets" of Plans investing in the Issuer. For example, if the Corporation were a Party in Interest with respect to a Plan (either directly or by reason of its ownership of TeleBank or other subsidiaries), extensions of credit between the Corporation and the Issuer (as represented by the Series A Subordinated Debentures and the Series A Guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if the Corporation were considered to be a fiduciary with respect to the Issuer as a result of certain powers it holds (such as the powers to remove and replace the Property Trustee and the Administrative Trustees), it is possible that the optional redemption or acceleration of the Series A Subordinated Debentures would be considered to be prohibited transactions under
Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. IN AN ATTEMPT TO AVOID SUCH PROHIBITED TRANSACTIONS, EACH INVESTING PLAN, BY PURCHASING SERIES A CAPITAL SECURITIES, WILL BE DEEMED TO HAVE DIRECTED THE ISSUER TO INVEST IN THE SERIES A SUBORDINATED DEBENTURES AND TO HAVE APPOINTED THE PROPERTY TRUSTEE.

     The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Series A Capital Securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

     Because the Series A Capital Securities may be deemed to be equity interests in the Issuer for purposes of applying ERISA and Section 4975 of the Code, the Series A Capital Securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption. Any purchaser or holder of the Series A Capital Securities or any interest therein will be deemed to have represented by its purchase and holding thereof that it either (a) is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with "plan assets" of any Plan or (b) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption with respect to such purchase or holding. If a purchaser or holder of the Series A Capital Securities that is a Plan or a Plan Asset Entity elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, the Corporation and the Issuer may require a satisfactory opinion of counsel or other evidence with respect to the availability of such exemption for such purchase and holding.

     DUE TO THE COMPLEXITY OF THESE RULES AND THE PENALTIES THAT MAY BE IMPOSED UPON PERSONS INVOLVED IN NON-EXEMPT PROHIBITED TRANSACTIONS, IT IS PARTICULARLY IMPORTANT THAT FIDUCIARIES OR OTHER PERSONS CONSIDERING PURCHASING THE SERIES A CAPITAL SECURITIES ON BEHALF OF OR WITH "PLAN ASSETS" OF ANY PLAN CONSULT WITH THEIR COUNSEL REGARDING THE POTENTIAL CONSEQUENCES IF THE ASSETS OF THE ISSUER WERE DEEMED TO BE "PLAN ASSETS" AND THE AVAILABILITY OF EXEMPTIVE RELIEF UNDER PTCE 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANY OTHER APPLICABLE EXEMPTION.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
dated     , 1998 (the "Underwriting Agreement"), the Corporation and the Issuer
have agreed that the Issuer will sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Issuer, the respective number of Series A Capital Securities set forth opposite its name below:

                                                                       NUMBER OF
                                                              SERIES A CAPITAL SECURITIES
                                                              ---------------------------
CIBC Oppenheimer Corp.......................................
Legg Mason Wood Walker, Incorporated........................
BancAmerica Robertson Stephens..............................
                                                                         -----
     Total..................................................

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Series A Capital Securities if any are taken.

     The Underwriters propose initially to offer the Series A Capital Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession not in excess of $     per Series A Capital
Security. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $     per Series A Capital Security to certain brokers and
dealers. After the Series A Capital Securities are released for sale to the public, the initial public offering price and other selling terms may from time to time be varied by the Underwriters.

     In view of the fact that the proceeds from the sale of the Series A Capital Securities will be used to purchase the Series A Subordinated Debentures issued by the Corporation, the Underwriting Agreement provides that the Corporation will pay as Underwriters' compensation for the Underwriters' arranging the investment in such Series A Subordinated Debentures of such proceeds an amount
of $     per Series A Capital Security for the accounts of the several
Underwriters.

     The Corporation and the Issuer have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the termination of trading restrictions on the Series A Capital Securities, as determined by the Underwriters, and (ii) the closing date, they will not offer, sell, contract to sell or otherwise dispose of, any other beneficial interests in the assets of the Issuer, or any preferred securities or any other securities of the Issuer or the Corporation which are substantially similar to the Series A Capital Securities, including any guarantee of such securities, or any securities convertible into or exchangeable for or representing the right to receive preferred securities or any such substantially similar securities of either the Issuer or the Corporation, without the prior written consent of the Underwriters, except for the Series A Capital Securities offered in connection with this offering.

     Prior to the Offering, there has been no public market for the Series A Capital Securities. Although the Underwriters have indicated to the Corporation and the Issuer that they intend to make a market in the Series A Capital Securities, they are not obligated to do so and may discontinue any such market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Series A Capital Securities.

     The Corporation and the Issuer have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.

     It is expected that delivery of the Series A Capital Securities will be
made against payment therefor on or about        , 1998, as agreed upon by the
Corporation, the Issuer and the Underwriters in accordance with Rule 15c6-1 under the Exchange Act.

     Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment services to the Corporation and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series A Capital Securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Series A Capital Securities for the purpose of stabilizing the market price for Series A Capital Securities. The Underwriters also may create a short position for the account of the Underwriters by selling more Series A Capital Securities in connection with the offering than they are committed to purchase from the Issuer, and in such case may purchase Series A Capital Securities in the open market following completion of the offering to cover all or a portion of the Series A Capital Securities or by exercising the Underwriters' overallotment option referred to above. In addition, CIBC Oppenheimer Corp., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Series A Capital Securities that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Series A Capital Securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Series A Capital Securities, the enforceability of the Series A Trust Agreement and the formation of the Issuer will be passed upon by Morris, James, Hitchens & Williams, special Delaware counsel to the Corporation and the Issuer. The validity of the Series A Guarantee and the Series A Subordinated Debentures will be passed upon for the Corporation by Shaw Pittman Potts & Trowbridge and for the Underwriters by Simpson Thacher & Bartlett. Shaw Pittman Potts & Trowbridge and Simpson Thacher & Bartlett will rely on the opinion of Morris, James, Hitchens & Williams as to matters of Delaware law. Shaw Pittman Potts & Trowbridge will rely on the opinion of Simpson Thacher & Bartlett as to matters of New York law. Certain matters relating to United States federal income tax considerations described in this Prospectus will be passed upon for the Corporation by Shaw Pittman Potts & Trowbridge.

                                    EXPERTS

     The Consolidated Financial Statements of the Corporation included in this Prospectus and Registration Statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Statements of Financial Condition -- For the
  Years Ended December 31, 1996 and 1997....................  F-3
Consolidated Statements of Operations -- For the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- For the Years Ended December 31, 1995, 1996 and
  1997......................................................  F-5
Consolidated Statements of Cash Flows -- For the Years Ended
  December 31, 1995, 1996 and 1997..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

The financial statements included herein have been adjusted to give effect to the anticipated stock dividend discussed in Note 2 of the Notes to the Consolidated Financial Statements. We expect to be in a position to render the following audit report upon the effectiveness of such stock dividend assuming from May 15, 1998 to the effective date of such events, no other events will have occurred that would affect the accompanying financial statements or notes thereto.

                                                             Arthur Andersen LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of TeleBanc Financial Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of TeleBanc Financial Corporation (a Delaware Corporation) and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleBanc Financial Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Vienna, VA
February 20, 1998

                         TELEBANC FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                1996            1997
                                                              --------       ----------
                                        ASSETS
Cash and cash equivalents...................................  $  3,259       $   92,156
Trading securities..........................................        --           21,110
Investment securities available-for-sale....................    78,826           91,237
Mortgage-backed securities available-for-sale...............   184,743          319,203
Loans receivable held for sale..............................   166,064          149,086
Loans receivable, net.......................................   185,757          391,618
Other assets................................................    29,316           35,942
                                                              --------       ----------
     Total assets...........................................  $647,965       $1,100,352
                                                              ========       ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits....................................................  $390,486       $  522,221
Advances from the Federal Home Loan Bank of Atlanta.........   144,800          200,000
Securities sold under agreements to repurchase..............    57,581          279,909
Subordinated debt, net......................................    16,586           29,614
Other liabilities...........................................    13,854           13,212
                                                              --------       ----------
     Total liabilities......................................  $623,307       $1,044,956
                                                              --------       ----------
Corporation--Obligated Mandatorily Redeemable Capital
  Securities of Subsidiary Trust Holding Solely Junior
  Subordinated Debentures of the Corporation................        --            9,572
Commitments and contingencies...............................        --               --
Stockholders' equity:
4% Cumulative Preferred Stock, $0.01 par value, 500,000
  shares authorized
     Series A, 18,850 issued and outstanding................        --            9,634
     Series B, 4,050 issued and outstanding.................        --            2,070
     Series C, 7,000 issued and outstanding.................        --            3,577
Common stock, $0.01 par value, 29,500,000 shares authorized;
  4,099,000 and 4,458,322 issued and outstanding at December
  31, 1996 and 1997                                                 20               22
Additional paid-in capital..................................    14,637           16,207
Retained earnings...........................................     7,905           11,576
Unrealized gain on securities available for sale, net of
  tax.......................................................     2,096            2,738
                                                              --------       ----------
     Total stockholders' equity.............................    24,658           45,824
                                                              --------       ----------
     Total liabilities and stockholders' equity.............  $647,965       $1,100,352
                                                              ========       ==========

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              ---------   ---------   ---------
Interest income:
     Loans..................................................   $17,726     $23,089     $34,729
     Mortgage-backed and related securities.................    20,205      17,955      17,646
     Investment securities..................................     2,347       4,690       5,702
     Trading securities.....................................        --          --       1,124
     Other..................................................       233          66         100
                                                               -------     -------     -------
          Total interest income.............................    40,511      45,800      59,301
Interest expense:
     Deposits...............................................    17,033      21,357      25,958
     Advances from the Federal Home Loan Bank of Atlanta....     5,985       6,689       9,885
     Repurchase agreements..................................     6,839       4,569       6,941
     Subordinated debt......................................     2,089       2,200       3,279
                                                               -------     -------     -------
          Total interest expense............................    31,946      34,815      46,063
                                                               -------     -------     -------
          Net interest income...............................     8,565      10,985      13,238
     Provision for loan losses..............................     1,722         919         921
                                                               -------     -------     -------
          Net interest income after provision for loan
            losses..........................................     6,843      10,066      12,317
                                                               -------     -------     -------
Non-interest income:
     Gain on sale of available for sale securities..........     3,412         935         982
     Gain on sale of loans..................................       232         874       1,148
     Gain on trading securities.............................        --          --       1,204
     Fees, service charges, and other.......................       133         947         759
                                                               -------     -------     -------
          Total non-interest income.........................     3,777       2,756       4,093
Non-interest expenses:
     General and administrative expenses:
          Compensation and employee benefits................     3,030       3,690       4,909
          SAIF assessment...................................        --       1,671          --
          Other.............................................     2,531       3,014       4,133
                                                               -------     -------     -------
          Total general and administrative expenses.........     5,561       8,375       9,042
Other non-interest expenses:
     Net operating cost of real estate acquired through
       foreclosure..........................................       430         238         278
     Amortization of goodwill and other intangibles.........       249         462         822
                                                               -------     -------     -------
     Total other non-interest expenses......................       679         700       1,100
                                                               -------     -------     -------
     Total non-interest expenses............................     6,240       9,075      10,142
                                                               -------     -------     -------
          Income before income tax expense and minority
            interest........................................     4,380       3,747       6,268
          Income tax expense................................     1,660       1,195       1,657
          Minority interest in subsidiary...................        --          --         394
                                                               -------     -------     -------
          Net income........................................     2,720       2,552       4,217
          Preferred stock dividends.........................        --          --         546
                                                               -------     -------     -------
          Net income available to common stockholders.......   $ 2,720     $ 2,552     $ 3,671
                                                               =======     =======     =======
Earnings per share:
     Basic..................................................   $  0.66     $  0.62     $  0.84
     Diluted................................................   $  0.66     $  0.58     $  0.57

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                                   UNREALIZED
                                                                                 GAINS (LOSSES)
                                                         ADDITIONAL              ON AVAILABLE-
                                    PREFERRED   COMMON    PAID-IN     RETAINED      FOR-SALE
                                      STOCK     STOCK     CAPITAL     EARNINGS     SECURITIES      TOTAL
                                    ---------   ------   ----------   --------   --------------   -------
Balances at December 31, 1994.....   $    --     $20      $14,637     $ 2,633        $ (262)      $17,028
Net income........................        --      --           --       2,720            --         2,720
Unrealized gain on
  available-for-sale securities,
  net of tax effect...............        --      --           --          --         1,817         1,817
Balances at December 31, 1995.....        --      20       14,637       5,353         1,555        21,565
Net income........................        --      --           --       2,552            --         2,552
Unrealized gain on
  available-for-sale securities,
  net of tax effect...............        --      --           --          --           541           541
Balances at December 31, 1996.....        --      20       14,637       7,905         2,096        24,658
Net income........................        --      --           --       4,217            --         4,217
Common stock issued...............        --       2        1,570          --            --         1,572
Issuance of 4% cumulative
  preferred stock, Series A.......     9,634      --           --          --            --         9,634
Issuance of 4% cumulative
  preferred stock, Series B.......     2,070      --           --          --            --         2,070
Issuance of 4% cumulative
  preferred stock, Series C.......     3,577      --           --          --            --         3,577
Dividends on 4% cumulative
  preferred stock.................        --      --           --        (546)           --          (546)
Unrealized gain on
  available-for-sale securities,
  net of tax effect...............        --      --           --          --           642           642
                                     -------     ---      -------     -------        ------       -------
Balances at December 31, 1997.....   $15,281     $22      $16,207     $11,576        $2,738       $45,824
                                     =======     ===      =======     =======        ======       =======

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1995        1996        1997
                                                              ---------   ---------   ---------
Cash flows from operating activities:
Net income..................................................  $   2,720   $   2,552   $   4,217
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
    Equity in losses of subsidiaries........................         --         274       1,129
    Provision for loan losses...............................      1,722         919         921
    Provision for losses on foreclosed real estate..........        213          78          19
    Other gains and losses, net.............................       (153)     (1,011)       (399)
    Proceeds from sales of loans held for sale..............         --      27,865      60,145
    Purchases of loans held for sale........................         --     (91,943)    (72,804)
    Purchases of trading assets.............................         --          --    (100,630)
    Proceeds from sale of trading assets....................         --          --      77,902
    Proceeds from maturities of and principal payments on
      trading assets........................................         --          --       3,088
    Net realized gains on available-for-sale securities,
      loans held for sale and trading.......................     (3,412)       (935)     (3,926)
    Increase in accrued interest receivable.................     (4,954)     (2,220)     (1,492)
    Increase in other assets................................        (80)     (2,433)     (2,831)
    Interest credited to deposits...........................     17,033      21,361      25,958
    Increase in accrued expenses and other liabilities......      2,134       4,636       1,312
    Depreciation and amortization...........................     (2,153)     (1,516)     (1,038)
    Deferred income taxes...................................         --      (1,130)     (1,189)
                                                              ---------   ---------   ---------
Net cash (used in) provided by operating activities.........     13,070     (43,503)     (9,618)
                                                              ---------   ---------   ---------
Cash flows from investing activities:
    Net increase in loans...................................    (98,439)    (90,717)   (268,948)
    Equity investments in subsidiaries......................         --      (2,359)     (1,736)
    Purchases of available-for-sale securities..............   (122,785)   (356,882)   (396,120)
    Proceeds from sale of available-for-sale securities.....     71,084     220,293     144,718
    Proceeds from maturities of and principal payments on
      available-for-sale securities.........................     39,646     201,547     197,036
    Net sales (purchases) of premises and equipment.........       (537)       (842)        110
    Proceeds from sale of foreclosed real estate............         --       1,156       1,563
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (111,031)    (27,804)   (323,377)
                                                              ---------   ---------   ---------
Cash flows from financing activities:
    Net increase in non-interest bearing demand, savings and
      NOW deposit accounts..................................     77,056      62,625     105,777
    Increase in advances from FHLB..........................     59,000     273,500     322,000
    Payments on advances from FHLB..........................    (49,500)   (234,200)   (266,800)
    Net increase (decrease) in securities sold under
      agreements to repurchase..............................     14,292     (36,324)    222,328
    Net increase in other borrowed funds....................         --          --      13,028
    Issuance of trust preferred stock, net..................         --          --       9,572
    Increase in common stock and additional
      paid-in-capital.......................................         --          --      16,853
    Interest paid to minority interest in subsidiary........         --          --        (542)
    Dividends paid on common and preferred stock............         --          --        (324)
Net cash provided by financing activities...................    100,848      65,601     421,892
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........      2,887      (5,706)     88,897
                                                              ---------   ---------   ---------
Cash and cash equivalents at beginning of period............      6,078       8,965       3,259
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of period..................  $   8,965   $   3,259   $  92,156
                                                              =========   =========   =========
Supplemental information:
Interest paid on deposits and borrowed funds................  $  29,852   $  32,660   $  45,440
Income taxes paid...........................................        950         972       2,473
Gross unrealized gain (loss) on marketable securities
  available-for-sale........................................      2,926         795         873
Tax effect of gain (loss) on available-for-sale
  securities................................................      1,109         254         231

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

     TeleBanc Financial Corporation ("TeleBanc" or the "Corporation") is a savings and loan holding company organized under the laws of Delaware in 1994. The primary business of the Corporation is the activities conducted by TeleBank (the "Bank"), formerly known as Metropolitan Bank for Savings, F.S.B., TeleBanc Capital Markets, Inc. ("TCM"), formerly known as Arbor Capital Partners, Inc. ("Arbor"), and TeleBanc Capital Trust I ("TCT"). The Bank is a federally chartered savings bank, which provides deposit accounts insured by the Federal Deposit Insurance Corporation ("FDIC") to customers nationwide. TCM is a registered investment advisor, funds manager, and broker-dealer. TCT is a business trust formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Corporation.

     The Bank, through its wholly-owned subsidiary TeleBanc Servicing Corporation ("TSC"), funded 50% of the capital commitment for two new entities, AGT Mortgage Services, LLC ("AGT") and AGT PRA, LLC ("AGT PRA"). AGT services performing loans and administers workouts for troubled or defaulted loans for a fee. Management ceased operation of AGT on July 31, 1997. The primary business of AGT PRA is its investment in Portfolio Recovery Associates, LLC ("PRA"). PRA acquires and collects delinquent consumer debt obligations for its own portfolio. The net equity investment in AGT PRA at December 31, 1997 is $2.1 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of TeleBank, TCM, TCT, and TSC, a wholly owned subsidiary of the Bank. All significant intercompany transactions and balances are eliminated in consolidation. The investment in AGT PRA is accounted for under the equity method.

STOCK DIVIDEND

     Immediately prior to the effectiveness of the proposed offering contemplated by this prospectus, the Corporation will effect a 100% stock dividend payable on its outstanding Common Stock. The effect of the stock dividend has been retroactively applied in the Consolidated Financial Statements for all periods presented.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates for which a change is reasonably possible in the near-term relate to the determination of the allowance for loan losses, the fair value of investments and mortgage-backed securities available-for-sale, loan receivables held for sale, trading securities, and the valuation of real estate acquired in connection with foreclosures and mortgage servicing rights.

     In addition, the regulatory agencies which supervise the financial services industry periodically review the Bank's allowance for losses on loans. This review, which is an integral part of their examination process, may result in additions to the allowance for loan losses based on judgments with regard to available information provided at the time of their examinations.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are composed of interest-bearing deposits, certificates of deposit, funds due from banks, and federal funds sold with original maturities of three months or less.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

     The Corporation generally classifies its debt and marketable equity securities in one of three categories: held-to-maturity, trading, or available-for-sale. In December 1995, the Corporation reclassified the existing held-to-maturity investment and mortgage-backed securities portfolios as available-for-sale.

     Trading securities are bought and held principally for the purpose of selling them in the near term. Securities purchased for trading are carried at market value with the corresponding unrealized gains and losses being recognized by credits or charges to income. The Corporation had $21.1 million classified as trading securities at December 31, 1997. No securities were classified as trading securities at December 31, 1996. For the period ending December 31, 1997, the Corporation recognized $564,000 in realized gains from the sale of trading assets and $640,000 in unrealized appreciation of trading assets. All other securities not included in held-to-maturity or trading are classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized gains and losses on available-for-sale securities, net of the related tax effects, are reported as a separate component of stockholders' equity until realized.

     A decline in market value of any available-for-sale asset below its cost, that is deemed other than temporary, is charged to earnings, resulting in the establishment of a new cost basis for the asset. Transfers of securities into the available-for-sale category are recorded at fair value at the date of the transfer. Any unrealized gain or loss at the date of transfer is recognized as a separate component of stockholders' equity, net of tax effect. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and trading are included in earnings and are derived using the specific identification method for determining the cost of the security sold.

LOANS HELD FOR SALE

     Mortgages acquired by the Corporation and intended for sale in the secondary market are carried at lower of cost or estimated market value in the aggregate. The market value of these mortgage loans is determined by obtaining market quotes for loans with similar characteristics.

LOANS RECEIVABLE

     Loans receivable consists of mortgages that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off and are carried at amortized cost adjusted for charge-offs, the allowance for loan losses, any deferred fees or costs on purchased or originated loans, and unamortized premiums or discounts on purchased loans.

     The loan portfolio is reviewed by the Corporation's management to set provisions for estimated losses on loans which are charged to earnings in the current period. In this review, particular attention is paid to delinquent loans and loans in the process of foreclosure. The allowance and provision for loan losses are based on several factors, including continuing examinations and appraisals of the loan portfolio by management, examinations by supervisory authorities, continuing reviews of problem loans and overall portfolio quality, analytical reviews of loan loss experience in relation to outstanding loans, and management's judgment with respect to economic conditions and its impact on the loan portfolio.

NONPERFORMING ASSETS

     Nonperforming assets consist of loans for which interest is no longer being accrued, loans which have been restructured in order to increase the opportunity to collect amounts due on the loan, real estate acquired through foreclosure and real estate upon which deeds in lieu of foreclosure have been accepted. Interest previously accrued but not collected on nonaccrual loans is reversed against current income when a loan is placed on nonaccrual status. Accretion of deferred fees is discontinued for nonaccrual loans. All loans past due ninety days, as well as other loans considered uncollectible, are placed on non-accrual status. Interest received on nonaccrual loans is recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

LOAN AND COMMITMENT FEES, DISCOUNTS AND PREMIUMS

     Loan fees and certain direct loan origination costs are deferred and the net fee or cost is recognized into interest income using the interest method over the contractual life of the loans. Premiums and discounts on loans receivable are amortized or accreted, respectively, into income using the interest method over the remaining period to contractual maturity and adjusted for anticipated prepayments. Premiums and discounts on loans held-for-sale are recognized as part of the loss or gain upon sale and not amortized or accreted, respectively.

REAL ESTATE ACQUIRED THROUGH FORECLOSURE AND HELD-FOR-SALE

     Real estate properties acquired through foreclosure and held-for-sale are recorded at fair value less estimated selling costs at acquisition. Fair value is determined by appraisal or other appropriate method of valuation. Losses estimated at the time of acquisition are charged to the allowance for loan losses. Valuations are periodically performed by management and an allowance for losses is established through a charge to income if the carrying value of a property exceeds its estimated fair value less selling costs.

DEFERRED FINANCING COSTS

     Deferred financing costs related to the issuance of the subordinated notes have been capitalized and are being amortized using the interest method over the life of the subordinated notes.

INCOME TAXES

     Effective January 1, 1993, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FINANCIAL INSTRUMENTS

     Interest rate swaps and caps are used by the Corporation in the management of its interest-rate risk. The Corporation is generally exposed to rising interest rates because of the nature of the repricing of rate-sensitive assets as compared with rate-sensitive liabilities. The objective of these financial instruments is to match estimated repricing periods of rate-sensitive assets and liabilities to reduce interest rate exposure. These instruments are used only to hedge specific assets and liabilities and are not used for speculative purposes. In order to be eligible for hedge accounting treatment, high correlation must be probable at the inception of the hedge and must be maintained throughout the hedge period. Once high correlation ceases, any gain or loss on the hedge, up to the time high correlation ceased, should be recognized to the extent the results of the hedging instrument were not offset by the effects of interest rate changes on the hedged item. Upon the sale or disposition of the hedged item, the hedging instrument should be marked-to-market with changes recorded in the income statement.

     The net interest received or paid on these contracts is treated as an adjustment to the interest expense related to the hedged obligations in the period in which such amounts are due. Premiums and fees associated with interest rate caps are amortized to interest expense on a straight-line basis over the lives of the contracts.

OTHER ASSETS

     Other assets include purchased loan servicing rights, premiums paid on interest rate caps, and prepaid assets. The Bank services the loans underlying these servicing rights. The cost of the loan servicing rights is amortized in proportion to, and over the period of, the estimated net servicing income. For the period ending December 31, 1997, amortization expense of loan servicing rights was $547,000. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on mortgage product types. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value in aggregate. As of December 31, 1997, the amortized cost and fair value of the loan servicing rights were $3.3 million and $3.4 million, respectively. No valuation allowance was recognized at December 31, 1997.

     Effective January 1, 1997, the Corporation adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"), as amended by Statement of Financial Accounting Standards No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125--An Amendment of FASB Statement No. 125 ("SFAS 127"). The implementation of SFAS 125 did not have a material impact on the company's final position.

COMMITMENTS AND CONTINGENT LIABILITIES

     In managing the Corporation's interest-rate risk, the Corporation utilizes financial derivatives in the normal course of business. These products consist primarily of interest rate cap and swap agreements. Financial derivatives are employed to assist in the management and/or reduction of interest rate risk for the Corporation and can effectively alter the interest sensitivity of segments of the balance sheet for specified periods of time.

     The Corporation accounts for interest rate swap agreements and cap agreements as hedges of debt issuances, deposit balances, and investment in loan portfolio to which such agreements have been specifically designated. Cash remittances due or received pursuant to these agreements are reported as adjustments to interest expense on an accrual basis. Any premiums paid in conjunction with these interest rate swap and interest rate cap agreements are amortized as additional interest expense on a straight-line basis over the term of these agreements. Any gain or loss upon early termination of these instruments would be deferred and amortized as an adjustment to interest expense over the term of the applicable interest rate agreement.

RECLASSIFICATIONS

     Certain reclassifications of the 1995 and 1996 financial statements have been made to conform to the 1997 presentation.

3.  CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1996 and 1997, the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table below:

                                                                                         TO BE WELL
                                                                 FOR CAPITAL         CAPITALIZED UNDER
                                                                  ADEQUACY           PROMPT CORRECTIVE
                                             ACTUAL               PURPOSES:          ACTION PROVISIONS:
                                        ----------------      -----------------      ------------------
                                        AMOUNT    RATIO        AMOUNT    RATIO        AMOUNT     RATIO
                                        -------   ------      --------   ------      --------   -------
                                                               ($ IN THOUSANDS)
As of December 31, 1996:
    Core Capital (to adjusted tangible
       assets)........................  $31,726    5.08%      >$24,999    >4.0%      >$31,248     >5.0%
    Tangible Capital (to tangible
       assets)........................  $31,711    5.07%      >$ 9,374    >1.5%           N/A       N/A
    Tier I Capital (to risk weighted
       assets)........................  $31,726    9.69%           N/A      N/A      >$19,654     >6.0%
    Total Capital (to risk weighted
       assets)........................  $34,104   10.41%      >$26,205    >8.0%      >$32,756    >10.0%
As of December 31, 1997:
    Core Capital (to adjusted tangible
       assets)........................  $52,617    5.06%      >$41,606    >4.0%      >$52,008     >5.0%
    Tangible Capital (to tangible
       assets)........................  $52,608    5.06%      >$15,602    >1.5%           N/A       N/A
    Tier I Capital (to risk weighted
       assets)........................  $52,617   11.25%           N/A      N/A      >$28,057     >6.0%
    Total Capital (to risk weighted
       assets)........................  $55,701   11.91%      >$37,409    >8.0%      >$46,761    >10.0%

     On August 8, 1996, the OTS terminated the May 1993 Supervisory Agreement with TeleBank subsequent to the completion of a full scope safety and soundness examination of the Bank.

4.  INVESTMENT SECURITIES

     The cost basis and estimated fair values of investment securities available-for-sale at December 31, 1996 and 1997, by contractual maturity, are shown below:

                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                COST        GAINS        LOSSES     FAIR VALUES
                                              ---------   ----------   ----------   -----------
                                                               (IN THOUSANDS)
1996:
  Due within one year:
     Repurchase agreement...................   $ 1,730      $   --        $ --        $ 1,730
     Margin account.........................        18          --          --             18
  Due within one to five years:
     Corporate debt.........................     2,000          --         (10)         1,990
     Agency notes...........................       988           1          --            989
     Municipal bonds........................       565           3          --            568
     Certificate of deposit.................       499          --          --            499
  Due within five to ten years:
     Corporate debt.........................     7,436          61          --          7,497
     Municipal bonds........................     3,560          27          --          3,587
  Due after ten years:
     Agency notes...........................    30,151         132          --         30,283
     Equities...............................    14,011         220          --         14,231
     Corporate debt.........................    13,089         994          --         14,083
     Municipal bonds........................     3,200         151          --          3,351
                                               -------      ------        ----        -------
                                               $77,247      $1,589        $(10)       $78,826
                                               =======      ======        ====        =======
1997:
  Due within one year:
     Agency notes...........................   $   539      $   --        $ --        $   539
     Other investments......................       323           1          --            324
  Due within one to five years:
     Municipal bonds........................       565          12          --            577
     Other investments......................    25,038          16          --         25,054
     Certificate of deposit.................       499          --          --            499
  Due within five to ten years:
     Corporate debt.........................     7,433         242          --          7,675
     Municipal bonds........................     3,562         130          --          3,692
     Other investments......................       175          --          --            175
  Due after ten years:
     Agency notes...........................    21,608         398         (40)        21,966
     Equities...............................    15,038         436         (50)        15,424
     Corporate debt.........................    11,103         797          --         11,900
     Municipal bonds........................     3,200         212          --          3,412
                                               -------      ------        ----        -------
                                               $89,083      $2,244        $(90)       $91,237
                                               =======      ======        ====        =======

     The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1995 were $24.1 million, $1.1 million, and $52,000, respectively. The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1996 were $25.1 million, $311,000, and $153,000, respectively. The proceeds from sale and gross realized gains and losses on investment securities available-for-sale that were sold in 1997 were $25.9 million, $423,000, and $34,000, respectively.

5.  MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. The Corporation has also invested in collateralized mortgage obligations ("CMOs"), which are securities issued by special purpose entities generally collateralized by pools of mortgage-backed securities. The Corporation's CMOs are senior tranches collateralized by federal agency securities or whole loans. The fair value of mortgage-backed and related securities fluctuate according to current interest rate conditions and prepayments. Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics, and other information. The amortized cost basis and estimated fair values of mortgage-backed securities available-for-sale at December 31, 1996 and 1997, by contractual maturity, are shown as follows:

                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                COST        GAINS        LOSSES     FAIR VALUES
                                              ---------   ----------   ----------   -----------
                                                               (IN THOUSANDS)
1996:
  Due within one to five years:
     Private issuer.........................  $  4,172      $   --      $   (56)     $  4,116
  Due within five to ten years:
     Private issuer.........................     8,262          75           --         8,337
     Collateralized mortgage obligations....       371          --           (3)          368
  Due after ten years:
     Private issuer.........................   132,791       1,367           --       134,158
     Collateralized mortgage obligations....    24,896         461           --        25,357
     Agency certificates....................    12,310          97           --        12,407
                                              --------      ------      -------      --------
                                              $182,802      $2,000      $   (59)     $184,743
                                              ========      ======      =======      ========
1997:
  Due within one year:
     Agencies...............................  $    939      $   --      $    --      $    939
  Due within one to five years:
     Agencies...............................       627           2           (6)          623
     Private issuer.........................     2,643          --          (22)        2,621
  Due within five to ten years:
     Private issuer.........................     5,982          39           --         6,021
  Due after ten years:
     Agencies...............................    23,907         124          (27)       24,004
     Private Issuer.........................   143,889       2,971       (1,443)      145,417
     Collateralized mortgage obligations....   139,663         536         (621)      139,578
                                              --------      ------      -------      --------
                                              $317,650      $3,672      $(2,119)     $319,203
                                              ========      ======      =======      ========

     The Corporation pledged $61.4 million and $104.1 million of private issuer mortgage-backed securities as collateral for repurchase agreements at December 31, 1996 and 1997, respectively. The proceeds from sale and realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1995 were $39.7 million, $1.6 million and $3,000.

     The proceeds from sale and realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1996 were $185.2 million, $1.4 million and $707,000. The proceeds from sale and gross realized gains and losses on mortgage-backed securities available-for-sale that were sold in 1997 were $112.4 million, $845,000 and $253,000, respectively.

6.  LOANS RECEIVABLE

     Loans receivable at December 31, 1996 and 1997 are summarized as follows:

                                                               1996             1997
                                                             --------         --------
                                                                  (IN THOUSANDS)
First mortgage loans (principally conventional):
     Secured by one-to-four family residences..............  $359,563         $547,734
     Secured by commercial real estate.....................     4,017            3,009
     Secured by mixed-use property.........................     1,180              856
     Secured by five or more dwelling units................     1,516            1,447
     Secured by land.......................................       781              378
                                                             --------         --------
                                                              367,057          553,424
Less:
     Net deferred loan origination fees....................       (42)             (34)
     Unamortized discounts, net............................   (13,750)          (9,938)
                                                             --------         --------
Total first mortgage loans.................................   353,265          543,452
Other loans:
     Home equity and second mortgage loans.................     1,208              541
     Other.................................................       305              305
                                                             --------         --------
                                                              354,778          544,298
Less: allowance for loan losses............................    (2,957)          (3,594)
                                                             --------         --------
          Net loans receivable.............................  $351,821         $540,704
                                                             ========         ========

     The mortgage loans are located primarily in California, New York, and Virginia according to the following percentages 15.1%, 13.3%, and 7.4%, respectively. As of December 31, 1997, the mortgage loan portfolio consisted of variable rate loans of $335.2 million, or 62%, and fixed rate loans of $205.5 million, or 38%. The weighted average maturity of mortgage loans secured by one to four family residences is 266 months as of December 31, 1997.

     The unpaid principal balance of mortgage loans owned by the Corporation but serviced by other companies was $203.9 million and $301.5 million at December 31, 1996 and 1997, respectively.

     Loans past due 90 days or more, and therefore on non-accrual status at December 31, 1996 and 1997, are summarized as follows:

                                                               1996            1997
                                                              -------         -------
                                                                  (IN THOUSANDS)
First mortgage loans:
     Secured by one-to-four family residences...............  $ 8,979         $10,802
     Secured by commercial real estate......................    1,217             635
Home equity and second mortgage loans.......................       54              --
                                                              -------         -------
          Total.............................................  $10,250         $11,437
                                                              =======         =======

     The interest accrual balance for each loan that enters non-accrual is reversed from income. If all nonperforming loans had been performing during 1995, 1996, and 1997, the Bank would have recorded $365,000, $789,000 and
$739,000, respectively, in additional interest income. There were no commitments to lend additional funds to these borrowers as of December 31, 1996 and 1997.

     Activity in the allowance for loan losses for the years ended December 31, 1995, 1996 and 1997 is summarized as follows:

                                                     1995           1996           1997
                                                    ------         ------         ------
                                                               (IN THOUSANDS)
Balance, beginning of the year....................  $  989         $2,311         $2,957
Provision for loan losses.........................   1,722            919            921
Charge-offs, net..................................    (400)          (273)          (284)
                                                    ------         ------         ------
Balance, end of year..............................  $2,311         $2,957         $3,594
                                                    ======         ======         ======

     According to Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, ("SFAS No. 114"), a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The term "all amounts due" includes both the contractual interest and principal payments of a loan as scheduled in the loan agreement. The Corporation has determined that once a loan becomes 90 or more days past due, collection of all amounts due is no longer probable and is therefore considered impaired. The amount of impairment is measured based upon the fair value of the underlying collateral and is reflected through the creation of a valuation allowance.

     The table below presents impaired loans as of December 31, 1996 and 1997:

                                                                                   AMOUNT OF
                                                           TOTAL                    RECORDED
                                                         RECORDED                  INVESTMENT
                                                       INVESTMENT IN   AMOUNT OF     NET OF
                                                         IMPAIRED      SPECIFIC     SPECIFIC
                DESCRIPTION OF LOANS                       LOANS       RESERVES     RESERVES
                --------------------                   -------------   ---------   ----------
                                                                   (IN THOUSANDS)
1996:
  Impaired loans:
     Commercial real estate..........................     $ 1,217       $  318       $  899
     One-to-four family..............................       9,033        1,492        7,541
                                                          -------       ------       ------
          Total......................................     $10,250       $1,810       $8,440
                                                          =======       ======       ======
  Restructured loans:
     Commercial real estate..........................     $   251       $    8       $  243
     One-to-four family..............................         184           --          184
                                                          -------       ------       ------
          Total......................................     $   435       $    8       $  427
                                                          =======       ======       ======
1997:
  Impaired loans:
     Commercial real estate..........................     $   635       $  248       $  387
     One-to-four family..............................      10,802        1,760        9,042
                                                          -------       ------       ------
          Total......................................     $11,437       $2,008       $9,429
                                                          =======       ======       ======
  Restructured loans:
     Commercial real estate..........................     $   248       $   --       $  248
     One-to-four family..............................         177           --          177
                                                          -------       ------       ------
          Total......................................     $   425       $   --       $  425
                                                          =======       ======       ======

     The average recorded investment in impaired loans, with identified losses, as of December 31, 1995, 1996 and 1997 was $2.0 million, $2.2 million and $2.3 million, respectively. The related amount of interest income the Corporation would recognize as additional interest income for the years ended December 31, 1995, 1996 and 1997 was $365,000, $789,000, and $739,000, respectively. The Corporation's charge-off policy for impaired loans is consistent with its charge-off policy for other loans; impaired loans are charged-off when, in the opinion of management, all principal and interest due on the impaired loan will not be fully collected. Consistent with the Corporation's method for non-accrual loans, interest received on impaired loans is recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

7.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

     Real estate acquired through foreclosure at December 31, 1996 and December 31, 1997 was $1.2 million and $681,000, respectively. Activity in the allowance for real estate losses for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:

                                                              1995    1996    1997
                                                              -----   -----   ----
                                                                 (IN THOUSANDS)
Balance, beginning of year..................................  $  92   $ 213   $ 65
Provision for real estate losses............................    256      77     19
Charge-offs.................................................   (135)   (225)   (84)
                                                              -----   -----   ----
Balance, end of year........................................  $ 213   $  65   $ --
                                                              =====   =====   ====

8.  LOANS SERVICED FOR OTHERS

     Mortgage loans serviced by the Bank for others are not included in the accompanying consolidated statements of financial condition because the related loans are not owned by the Corporation or any of its subsidiaries. The unpaid principal balances of these loans at December 31, 1996 and 1997 are summarized as follows:

                                                               1996      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Mortgage loans underlying pass-through securities:
     Federal Home Loan Mortgage Corporation.................  $ 2,843   $ 2,140
     Federal National Mortgage Association..................   11,548    28,417
                                                              -------   -------
     Subtotal...............................................  $14,391   $30,557
Mortgage loan portfolio serviced for:
     Other investors........................................   31,465    27,125
                                                              -------   -------
          Total.............................................  $45,856   $57,682
                                                              =======   =======

     Custodial escrow balances held in connection with the foregoing loans serviced were approximately $84,000 and $120,000 at December 31, 1996 and 1997, respectively.

     Included in other assets is purchased mortgage servicing rights of $2.8 million and $3.3 million as of December 31, 1996 and 1997, respectively.

9.  DEPOSITS

     The Bank initiates deposits directly with customers through contact on the phone, the mail, and walk-in at its headquarters. On May 2, 1996, TeleBanc entered into an agreement to assume certain deposit liabilities with First Commonwealth Savings Bank FSB ("First Commonwealth"), First Commonwealth Financial Corp., and John York, Jr. Pursuant to this agreement, TeleBanc assumed certain brokered and telephone solicited deposits accounts of First Commonwealth which had a current balance of approximately $53.1 million as of April 30, 1996. In the deposit assumption, First Commonwealth paid TeleBanc the amount of the deposit liabilities assumed, plus the amount of the deposit liabilities (less certain renewals) multiplied by 0.25 percent. Deposits at December 31, 1996 and 1997 are summarized as follows:

                                          WEIGHTED
                                           AVERAGE
                                           RATE AT
                                        DECEMBER 31,          AMOUNT             PERCENT
                                        -------------   -------------------   -------------
                                        1996    1997      1996       1997     1996    1997
                                        -----   -----   --------   --------   -----   -----
                                                          (IN THOUSANDS)
Demand accounts, non
  interest-bearing....................    --%     --%   $    309   $    761      --%    0.2%
Money market..........................  5.10    5.26     109,835    122,185    28.1    23.4
Passbook savings......................  3.00    3.00       1,758        665     0.5     0.1
Certificates of deposit...............  6.28    6.24     278,584    398,610    71.4    76.3
                                        ----    ----    --------   --------   -----   -----
          Total.......................                  $390,486   $522,221   100.0%  100.0%
                                                        ========   ========   =====   =====

     Certificates of deposit and money market accounts, classified by rates as of December 31, 1996 and 1997 are as follows:

                           AMOUNT                               1996       1997
                           ------                             --------   --------
                                                                (IN THOUSANDS)
 0- 1.99%...................................................  $  5,235   $      5
 2- 3.99%...................................................       148         --
 4- 5.99%...................................................   210,481    231,048
 6- 7.99%...................................................   170,056    289,046
 8- 9.99%...................................................     1,709        696
10-11.99%...................................................       790         --
                                                              --------   --------
          Total.............................................  $388,419   $520,795
                                                              ========   ========

     At December 31, 1997, scheduled maturities of certificates of deposit and money market accounts are as follows:

                       LESS THAN     1-2        2-3       3-4       4-5       5+
                       ONE YEAR     YEARS      YEARS     YEARS     YEARS    YEARS     TOTAL
                       ---------   --------   -------   -------   -------   ------   --------
                                                   (IN THOUSANDS)
 0- 1.99%............  $      5    $     --   $    --   $    --   $    --   $   --   $      5
 2- 3.99%............        --          --        --        --        --       --         --
 4- 5.99%............   209,547      17,708     2,217     1,126       362       88    231,048
 6- 7.99%............    37,687     124,905    97,079    13,550     9,849    5,976    289,046
 8- 9.99%............       578          --        82        --        36       --        696
10-11.99%............        --          --        --        --        --       --         --
                       --------    --------   -------   -------   -------   ------   --------
                       $247,817    $142,613   $99,378   $14,676   $10,247   $6,064   $520,795
                       ========    ========   =======   =======   =======   ======   ========

     The aggregate amount of certificates of deposit with denominations greater than or equal to $100,000 was $45.1 million and $47.5 million at December 31, 1996 and 1997, respectively.

     Interest expense on deposits for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:

                                                            1995      1996      1997
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Money market.............................................  $ 2,036   $ 4,740   $ 6,353
Passbook savings.........................................       78        59        27
Certificates of deposit..................................   14,919    16,558    19,578
                                                           -------   -------   -------
          Total..........................................  $17,033   $21,357   $25,958
                                                           =======   =======   =======

     Accrued interest payable on deposits at December 31, 1996 and 1997 was $667,000 and $728,000, respectively.

10.  ADVANCES FROM THE FHLB OF ATLANTA

     Advances to the Bank from the FHLB of Atlanta at December 31, 1996 and 1997 were as follows:

                                                           WEIGHTED              WEIGHTED
                                                           AVERAGE               AVERAGE
                                                           INTEREST              INTEREST
                                                  1996       RATE       1997       RATE
                                                --------   --------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
1996..........................................  $     --     5.52%    $     --       --%
1997..........................................    64,800     5.56           --       --
1998..........................................    41,000     5.53       71,000     5.61
1999..........................................    39,000     5.60      129,000     5.69
                                                --------     ----     --------     ----
          Total...............................  $144,800     5.56%    $200,000     5.66%
                                                ========     ====     ========     ====

     All advances, except for $2.0 million which matured in November of 1996, are floating rate advances and adjust quarterly or semi-annually to the London InterBank Offering Rate ("LIBOR") rate. In 1996 and 1997, the advances were collateralized by a specific lien on mortgage loans in accordance with an "Advances, Specific Collateral Pledge and Security Agreement" with the FHLB of Atlanta, executed September 10, 1980. Under this agreement, the Bank is required to maintain qualified collateral equal to 120 to 160 percent of the Bank's FHLB advances, depending on the collateral type. As of December 31, 1996 and 1997, the Corporation secured these advances with an assignment of specific mortgage loan collateral from its loan and mortgage-backed security portfolio. These one-to-four family whole first mortgage loans and securities pledged as collateral totaled approximately $186.1 million and $259.9 million at December 31, 1996 and 1997, respectively.

     The Corporation is required to be a member of the FHLB System and to maintain an investment in the stock of the FHLB of Atlanta at least equal to the greater of 1 percent of the unpaid principal balance of its residential mortgage loans or 1 percent of 30 percent of its total assets or 1/20th of its outstanding advances from the FHLB.

11.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Information concerning borrowings under fixed and variable rate coupon repurchase agreements is summarized as follows (dollars in thousands):

                                                                1996      1997
                                                              --------   -------
Weighted average balance during the year....................  $117,431   $68,920
Weighted average interest rate during the year..............      5.76%     5.77%
Maximum month-end balance during the year...................  $279,909   $97,416
Balance at year-end.........................................  $279,909   $57,581
Private issuer mortgage-backed securities underlying the
  agreements as of the end of the year:
     Carrying value, including accrued interest.............  $295,556   $61,418
     Estimated market value.................................  $295,500   $61,426

     The securities sold under the repurchase agreements at December 31, 1997 are due in less than one year. The Corporation enters into sales of securities under agreements to repurchase the same securities. Repurchase agreements are collateralized by fixed and variable rate mortgage-backed securities or investment grade securities. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreement remains in the asset accounts. The securities underlying the agreements are physical and book entry securities and the brokers retain possession of the securities collateralizing the repurchase agreements. If the counterparty in a repurchase agreement was to fail, the Corporation may incur an accounting loss for the excess collateral posted with the counterparty. As of December 31, 1997, Lehman Brothers Inc. represents the only counterparty with which the Corporation's amount at risk exceeded 10% of the Corporation's stockholders' equity. The amount of risk at December 31, 1997 with Lehman Brothers Inc. was $5.1 million with a weighted average maturity of 47 days.

12.  SUBORDINATED DEBT

     In May and June 1994, the Corporation issued 15,000 units of subordinated debt at a price of $15.0 million and 2,250 units at a price of $2.3 million, respectively. The units each consist of $1,000 of 11.5% subordinated notes due in 2004 and 40 detachable warrants to purchase one share each of TeleBanc common stock. The notes may not be redeemed prior to May 1, 1999. The notes are redeemable at the option of the Corporation after May 1, 1999, at an initial redemption price of 105.75% of the principal amount plus accrued interest with the redemption price declining to 104.60%, 103.45%, 102.30%, and 101.15% annually each year thereafter. Interest is payable semi-annually on May 1 and November 1, commencing November 1, 1994. The indenture, among other things, restricts the ability of the Corporation under certain circumstances to incur additional indebtedness, limits cash dividends and other capital distributions by the Corporation, requires the maintenance of a reserve equal to 100% of the Corporation's annual interest expense on all indebtedness, restricts disposition of the Bank or its assets, and limits transactions with affiliates. The annual interest expense to service the subordinated debt is $2.0 million.

     The total value of the 690,000 warrants was $948,750 which resulted in an original issue discount on the subordinated debt in the amount of $899,289. The original issue discount is amortized on a level yield basis over the life of the debt. The warrants became transferable on November 27, 1994 and are exercisable on or after May 27, 1995. The exercise price of each warrant is $3.828.

     On February 28, 1997, the Corporation sold $29.9 million of units in the form of 4% convertible preferred stock and 9.5% senior subordinated notes and warrants to investment partnerships managed by Conning & Co., CIBC Wood Gundy Argosy Merchant Fund 2, LLC, General American Life Insurance Corporation, The Progressive Corporation, and The Northwestern Mutual Life Insurance Corporation. Upon the sale of the units, representatives from the Conning partnerships and the CIBC Merchant Fund were appointed to the Corporation's Board. The units consist of $13.7 million in 9.5% senior subordinated notes with 396,176 detachable warrants, $16.2 million in 4.0% convertible preferred stock, and rights to 411,126 contingent warrants. The senior subordinated notes are due on March 31, 2004 and stipulate increases over time in interest rates subsequent to March 31, 2002 from 9.5% up to 15.25%. The warrants are exercisable at $4.75 with an expiration date of February 28, 2005. The preferred stock consists of Series A Voting Convertible Preferred Stock, Series B Nonvoting Convertible Preferred Stock, and Series C Nonvoting Convertible Preferred Stock and is convertible to 2,399,486 shares of common stock. Series A and Series B shares may be converted at any time into fully-paid and non-assessable shares of Voting Common Stock. Series C shares may be converted at any time to Series A or Series B shares or at any time into fully-paid and non-assessable nonvoting common stock. The aforementioned preferred stock has no liquidation preferences. The contingent warrants may be exercised upon a change of control or at any time after February 19, 2002 ("Exercise Event"). If the Corporation's annual internal rate of return is less than 25% at the time of an Exercise Event, unit holders may exercise the contingent warrants for $0.01 until an internal rate of return of 25% is reached. The annual interest expense to service the senior subordinated notes is $1.3 million and the annual dividend requirement on the preferred stock is $648,000.

     In June 1997, the Corporation formed TeleBanc Capital Trust I, which in turn sold, at par, 10,000 shares of trust preferred securities, Series A, liquidation amount of $1,000, for a total of $10,000,000 in a private placement. TeleBanc Capital Trust I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Corporation. The trust preferred securities mature in 2027 and have an annual dividend rate of 11.0%, or $1.1 million, payable semi-annually, beginning in December 1997. The net proceeds will be used, for general corporate purposes, including to fund Bank operations and the creation and expansion of its financial service and product operations.

13.  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"), effective December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock.

     Basic earnings per common share, as required by SFAS 128, is computed by dividing adjusted net income by the total of the weighted average number of common shares outstanding during the respective periods. Diluted earnings per common share for the years ended December 31, 1995, 1996, and 1997 were determined on the assumptions that the dilutive options and warrants were exercised upon issuance. The options and warrants are deemed to be dilutive if
(a) the average market price of the related common stock for a period exceeds the exercise price or (b) the security to be tendered is selling at a price below that at which it may be tendered under the option or warrant agreement and the resulting discount is sufficient to establish an effective exercise price below the market price of the common stock obtainable upon exercise. The Corporation's year to date weighted average number of common shares outstanding was 4,099,000 at December 31, 1995 and 1996 and 4,382,910 at December 31, 1997.
For diluted earnings per share computation, weighted average shares outstanding also include potentially dilutive securities.

                                EPS CALCULATION

                                                                                       PER SHARE
                                                                INCOME      SHARES      AMOUNT
                                                              ----------   ---------   ---------
                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                             1995
                                                              ----------------------------------
Basic earnings per share
Net income..................................................  $2,719,875   4,099,000     $0.66
                                                                                         =====
Options issued to management................................          --       5,388
                                                              ----------   ---------
Diluted earnings per share..................................  $2,719,875   4,104,388     $0.66
                                                              ==========   =========     =====

                                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                                              -------------------------------------
Basic earnings per share
Net income..................................................  $2,552,044    4,099,000      $0.62
                                                                                           =====
Options issued to management................................          --      182,062
Warrants....................................................          --      125,088
                                                              ----------    ---------
Diluted earnings per share..................................  $2,552,044    4,406,150      $0.58
                                                              ==========    =========      =====

                                                              FOR THE YEAR ENDED DECEMBER 31, 1997
                                                              -------------------------------------
Net income..................................................  $4,216,826
Less: preferred stock dividends.............................    (546,182)
                                                              ----------
Basic earnings per share
Income available to common shareholders.....................  $3,670,644    4,382,910      $0.84
                                                                                           =====
Options issued to management................................          --      448,290
Warrants....................................................          --      500,820
Convertible preferred stock.................................     546,182    2,006,236
                                                              ----------    ---------
Diluted earnings per share..................................  $4,216,826    7,338,256      $0.57
                                                              ==========    =========      =====

14.  INCOME TAXES

     Income tax expense for the years ended December 31, 1995, 1996, and 1997 is summarized as follows:

                                                                1995     1996     1997
                                                                ----     ----     ----
                                                                    (IN THOUSANDS)
Current:   Federal...........................................  $2,038   $1,194   $1,881
           State.............................................     181      225      221
                                                               ------   ------   ------
                                                                2,219    1,419    2,102
Deferred:  Federal...........................................    (474)     (78)    (398)
           State.............................................     (85)    (146)     (47)
                                                               ------   ------   ------
                                                                 (559)    (224)    (445)
Total:     Federal...........................................   1,564    1,116    1,483
           State.............................................      96       79      174
                                                               ------   ------   ------
                                                               $1,660   $1,195   $1,657
                                                               ======   ======   ======

     A reconciliation of the statutory Federal income tax rate to the Corporation's effective income tax rate for the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                              1995    1996    1997
                                                              ----    ----    ----
Federal income tax at statutory rate........................  34.0%   34.0%   34.0%
State taxes, net of federal benefit.........................   4.2     4.2     4.2
Municipal bond interest, net of disallowed interest
  expense...................................................  (7.0)   (3.6)   (5.8)
Other.......................................................   6.7    (2.7)   (6.0)
                                                              ----    ----    ----
                                                              37.9%   31.9%   26.4%
                                                              ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for tax versus financial reporting purposes. The sources of these temporary differences and the related tax effects for the years ended December 31, 1996 and 1997 are as follows:

                                                               1996      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Deferred Tax Liabilities:
     Acquired Loan Servicing Rights.........................  $   (12)  $    --
     Purchase Accounting Premium............................      (40)      (75)
     Depreciation...........................................      (17)      (44)
     Tax Reserve in Excess of Base Year.....................      (93)     (134)
     Tax Effect of Securities Available-for-sale Adjustment
      to Fair Value (notes 4 and 5).........................   (1,030)     (722)
     FHLB Stock Dividends...................................     (168)     (129)
     Other..................................................      (52)      (89)
                                                              -------   -------
          Total.............................................   (1,412)   (1,193)
Deferred Tax Assets:
     General Reserves & Real Estate Owned Losses............      819     1,293
     Other..................................................       20        80
                                                              -------   -------
          Total.............................................      839     1,373
                                                              -------   -------
Net Deferred Tax Asset (Liability)..........................  $  (573)  $   180
                                                              =======   =======

     The Corporation has a tax bad debt base year reserve of $264,000 for which income taxes have not been provided. Certain distributions or transactions may cause the Bank to recapture its tax bad debt base year reserve, resulting in taxes of $100,000. In addition, the Bank has entered into a tax sharing agreement with TeleBanc under which it is allocated its share of income tax expense or benefit based on its portion of consolidated income or loss.

15.  FINANCIAL INSTRUMENTS

     The Corporation is party to a variety of interest rate caps and swaps to manage interest rate exposure. In general, the Corporation enters into agreements to assume fixed-rate interest payments in exchange for variable market-indexed interest payments. The effect of these agreements is to lengthen short-term variable liabilities into longer term fixed-rate liabilities or to shorten long-term fixed rate assets into short-term variable rate assets. The net costs of these agreements are charged to interest expense or interest income, depending on whether the agreement is designated to hedge a liability or an asset.

     Interest rate exchange agreements for the years ended December 31, 1996 and 1997 are summarized as follows:

                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
Weighted average fixed rate payments........................      5.97%        6.15%
Weighted average original term..............................    5.0 yrs      4.6 yrs
Weighted average variable rate obligation...................      5.62%        5.81%
Notional amount.............................................   $130,000     $205,000

     The Corporation enters into interest rate cap agreements to hedge outstanding FHLB advances and repurchase agreements. Under the terms of the interest rate cap agreements, the Corporation generally would receive an amount equal to the difference between 3 month LIBOR or 6 month LIBOR and the cap's strike rate, multiplied by the notional amount. The interest rate cap agreements are summarized as follows (dollars in thousands):

                                               EFFECTIVE    NOTIONAL     MATURITY
              CAP STRIKE RATE                    DATE       BALANCE        DATE
              ---------------                -------------  --------   -------------
 4%........................................    July 1992    $10,000      July 1999
 6%........................................  October 1996   $20,000    October 1999
 7%........................................  January 1997   $10,000    January 2002
 7%........................................  January 1995   $10,000      July 1998
7.5%.......................................    July 1997    $25,000      July 1999
 8%........................................    July 1997    $25,000      July 2000
 8%........................................    June 1997    $25,000      June 2000
 9%........................................  December 1994  $14,000    December 1998
 10%.......................................   April 1995    $10,000    January 2002

     The counterparties to the interest rate cap agreements are Goldman Sachs, Lehman Brothers, Merrill Lynch, NationsBank, Nomura, Salomon Brothers, and UBS. As of December 31, 1997, the associated credit risk with the aforementioned counterparties are $332,000, $104,000, $117,000, $66,000, $30,000, $132,000, and
$605,000, respectively. The credit risk is attributable to the unamortized cap premium and any amounts due from the counterparty as of December 31,1997. The total amortization expense for premiums on interest rate caps was $213,000, $638,000, and $777,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

16.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The fair value information for financial instruments, which is provided below, is based on the requirements of Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments ("SFAS No. 107") and does not represent the aggregate net fair value of the Bank. Much of the information used to determine fair value is subjective and judgmental in nature, therefore, fair value estimates, especially for less marketable securities, may vary. In addition, the amounts actually realized or paid upon settlement or maturity could be significantly different. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

     CASH AND INTEREST-BEARING DEPOSITS -- Fair value is estimated to be carrying value.

     FEDERAL FUNDS SOLD -- Fair value is estimated to be carrying value.

     SECURITIES PURCHASED UNDER AGREEMENT TO RESELL -- Fair value is estimated to be carrying value.

     INVESTMENT SECURITIES -- Fair value is estimated by using quoted market prices for most securities. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

     MORTGAGE-BACKED AND RELATED SECURITIES -- Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

     LOANS RECEIVABLE -- For certain residential mortgage loans, fair value is estimated using quoted market prices for similar types of products. The fair value of other certain types of loans is estimated using quoted market prices for securities backed by similar loans.

     The fair value for loans which could not be reasonably established using the previous two methods was estimated by discounting future cash flows using current rates for similar loans.

     Management adjusts the discount rate to reflect the individual characteristics of the loan, such as credit risk, coupon, term, payment characteristics, and the liquidity of the secondary market for these types of loans.

     DEPOSITS -- For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

     ADVANCES FROM THE FHLB OF ATLANTA -- For adjustable rate advances, fair value is estimated at carrying value. For fixed rate advances, fair value is estimated by discounting future cash flows at the currently offered rates for fixed-rate advances of similar remaining maturities.

     SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE -- Fair value is estimated using carrying value. The securities are repriced on a semiannual basis.

     SUBORDINATED DEBT -- For subordinated debt, fair value is estimated using quoted market prices.

     OFF-BALANCE SHEET INSTRUMENTS -- The fair value of interest rate exchange agreements is the net cost to the Corporation to terminate the agreement as determined from market quotes.

     The fair value of financial instruments as of December 31, 1996 and 1997 is as follows:

                                                        1996       1996       1997       1997
                                                      CARRYING     FAIR     CARRYING     FAIR
                                                       VALUE      VALUE      VALUE      VALUE
                                                      --------    -----     --------    -----
                                                                   (IN THOUSANDS)
Assets:
     Cash and cash equivalents......................  $  3,259   $  3,259   $ 92,156   $ 92,156
     Investment securities available-for-sale.......    78,826     78,826     91,237     91,237
     Mortgage-backed securities
       available-for-sale...........................   184,743    184,743    319,203    319,203
     Loans receivable...............................   351,821    365,401    540,704    562,270
     Trading........................................        --         --     21,110     21,110
Liabilities:
     Deposits.......................................  $390,486   $393,820   $522,221   $524,022
     Advances from the FHLB Atlanta.................   144,800    144,800    200,000    200,000
     Securities sold under agreements to
       repurchase...................................    57,581     57,581    279,909    279,909
     Subordinated debt, net.........................    16,586     16,625     29,614     30,953
     Trust preferred................................        --         --      9,572     10,000
     Off-balance sheet instruments..................        --      1,684         --     (1,342)
     Commitments to purchase loans..................        --         --         --         --

17.  DISTRIBUTIONS

     The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. At December 31, 1997, approximately $10.6 million of retained earnings were available for dividend declaration.

18.  EMPLOYEE STOCK OWNERSHIP PLAN

     The Corporation sponsors an Employee Stock Ownership Plan ("ESOP"). All full-time employees of the Corporation who meet limited qualifications participate in the ESOP. Under the ESOP, the Corporation contributes cash to a separate trust fund maintained exclusively for the benefit of those employees who have become participants. Participants will have shares of TeleBanc common stock, valued at market value, allocated to their personal plan accounts based on a uniform percentage of wages. At December 31, 1996 and 1997, the Corporation carried a $305,000 note receivable from the ESOP which was collateralized by the Corporation's common stock. The ESOP owned 135,200 shares of the Corporation's stock with approximately 64,000 and 78,000 shares vested at December 31, 1996 and 1997, respectively. The Corporation's contribution to the ESOP, which is reflected in compensation expense, was $210,000, $224,000 and $247,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

19.  STOCK BASED COMPENSATION

     In 1996, officers and employees were issued 161,000 options to purchase 161,000 shares of TeleBanc common stock at prices ranging from $3.875 to $4.4375. In 1997, the Corporation authorized and issued 698,402 options to directors, officers and employees to purchase 698,402 shares of TeleBanc common stock at prices ranging from $1.33 to $6.75. As of December 31, 1996 and 1997, 360,876 and 598,248 of the shares, respectively, were vested at exercise prices ranging from $1.33 to $6.25. The maximum term for the outstanding options is 10 years. As of December 31, 1997, the total number of authorized options is 1,802,862. The options' exercise price was the market value of the stock at the date of issuance.

                                                          1995                 1996                 1997
                                                   ------------------   ------------------   ------------------
                                                             WEIGHTED             WEIGHTED             WEIGHTED
                                                             AVERAGE              AVERAGE              AVERAGE
                                                   SHARES    EXERCISE   SHARES    EXERCISE   SHARES    EXERCISE
                     OPTIONS                       (000'S)    PRICE     (000'S)    PRICE     (000'S)    PRICE
                     -------                       -------   --------   -------   --------   -------   --------
Outstanding at beginning of year.................    484      $3.32       542      $3.26        704     $ 3.45
Granted..........................................     64       2.75       162       4.09        698       6.26
Exercised........................................     --         --        --         --         34       3.26
Forfeited........................................      6       3.07        --         --         38       5.70
Outstanding at end of year.......................    542       3.26       704       3.45      1,330       4.86
Options exercisable at year-end..................    220       3.28       360       3.35        598       4.03
Weighted avg. fair value of options granted......              0.91                 1.31                  1.75

     The following table summarizes information about fixed options outstanding at December 31, 1997:

                                    OPTIONS OUTSTANDING (000'S)
                          -----------------------------------------------   OPTIONS EXERCISABLE (000'S)
                                        WEIGHTED AVERAGE                    ----------------------------
                                           REMAINING          WEIGHTED                       WEIGHTED
                            NUMBER      CONTRACTUAL LIFE      AVERAGE         NUMBER         AVERAGE
RANGE OF EXERCISE PRICES  OUTSTANDING       (YEARS)        EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
------------------------  -----------   ----------------   --------------   -----------   --------------
Less than $2.50........         48            9.2              $1.33             10           $1.33
$2.50 - $3.74..........        510            6.5              $3.275           404           $3.285
$3.75 - $4.99..........        148            8.3              $4.105            60           $4.105
$5.00 - $6.24..........         --             --              --                --           --
$6.25 - $7.49..........        624            9.2              $6.615           124           $6.615
                             -----                                              ---
Less than
  $2.50 - $7.49........      1,330            8.0              $4.86            498           $4.03
                             =====                                              ===

     Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Roll Geske option pricing model with the following weighted average assumptions for grants; risk-free interest rates of 6.00%, 5.25%, and 5.08% for 1995, 1996, and 1997, respectively; expected life of 10 years for all options granted in 1995, 1996, and 1997; expected volatility of 16%, 23%, and 25% for 1995, 1996, and 1997, respectively.

     The Corporation accounts for this plan under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the following pro forma amounts:

                                                      YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                       12/31/95     12/31/96     12/31/97
                                                      ----------   ----------   ----------
Net income:
     As reported....................................    $2,720       $2,552       $3,671
     Pro forma......................................    $2,684       $2,409       $2,629
Basic earnings per share:
     As reported....................................    $ 0.66       $ 0.62       $ 0.84
     Pro forma......................................    $ 0.66       $ 0.59       $ 0.60
Diluted earnings per share:
     As reported....................................    $ 0.66       $ 0.58       $ 0.57
     Pro forma......................................    $ 0.66       $ 0.55       $ 0.43

20.  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Corporation are as follows:

     At December 31, 1997, the Corporation was obligated under an operating lease for office space with an original term of ten years. Net rent expense under operating leases was approximately $127,000, $142,000, and $238,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

     The projected minimum rental payments under the terms of the lease are as follows:

                        YEARS ENDING
                        DECEMBER 31,                            AMOUNT
                        ------------                          ----------
   1998.....................................................  $  190,000
   1999.....................................................     165,000
   2000.....................................................     166,000
   2001.....................................................     167,000
   2002.....................................................     168,000
   2003 and thereafter......................................     267,000
                                                              ----------
                                                              $1,123,000
                                                              ==========

     As of December 31, 1997, the Corporation had commitments to purchase $24.0 million of mortgage loans.

     The Corporation self-insures for a portion of health insurance expenses paid by the Corporation as a benefit to its employees. At December 31, 1996 and 1997, there was no reserve needed for incurred but not reported claims under this insurance arrangement.

21.  SUBSEQUENT EVENTS

     In the first quarter of 1998, TeleBanc signed a definitive merger agreement (the "DFC Acquisition") to acquire Direct Financial Corporation ("DFC"). DFC is the parent holding company of Premium Bank, a federal savings bank headquartered in New Jersey. At December 31, 1997, DFC reported total assets of $326.1 million, loans receivable, net of $187.2 million, total deposits of $273.9 million and total stockholders' equity of $12.3 million. TeleBanc will pay $12 for each share of Direct Financial common stock or common stock equivalent. The transaction is valued at approximately $26.4 million. The DFC Acquisition is expected to be consummated in the summer of 1998, subject to regulatory approvals.

     Also in January 1998, TeleBanc announced that it had signed a definitive acquisition agreement whereby MET Holdings will sell substantially all of its assets, including approximately 2,866,162 shares of TeleBanc Common Stock owned by MET Holdings, and assign substantially all of its liabilities, to TeleBanc. Immediately following consummation of the acquisition, MET Holdings will dissolve and distribute its remaining assets and liabilities to its stockholders, assuming such dissolution is approved by the requisite number of stockholders of MET Holdings and TeleBanc.

22.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
STATEMENTS OF FINANCIAL CONDITION
Assets:
     Cash...................................................    $   159     $  5,401
     Investment securities available-for-sale...............      4,132        4,186
     Mortgage-backed securities available-for-sale..........     14,086       26,219
     Loans receivable, net..................................        305          566
     Loan receivable held for sale..........................         --        6,367
     Trading................................................         --       14,011
     Equity in net assets of subsidiary.....................     34,130       58,976
     Deferred charges.......................................        940        1,460
     Other assets...........................................      1,099        4,806
                                                                -------     --------
          Total assets......................................    $54,851     $121,992
                                                                =======     ========
Liabilities and Stockholders' Equity
  Liabilities:
     Subordinated debt......................................    $16,586     $ 39,614
     Securities sold under agreements to repurchase.........     12,831       33,555
     Accrued interest payable...............................        357        1,037
     Taxes payable and other liabilities....................        419        1,962
                                                                -------     --------
          Total liabilities.................................    $30,193     $ 76,168
                                                                -------     --------
Stockholders' Equity
     Preferred Stock........................................    $    --     $ 15,281
     Common Stock...........................................         20           22
     Additional Paid-in-Capital.............................     14,637       16,207
     Retained earnings......................................      7,905       11,576
     Unrealized gain/loss on securities
      available-for-sale....................................      2,096        2,738
          Total stockholders' equity........................     24,658       45,824
                                                                -------     --------
          Total liabilities and stockholders' equity........    $54,851     $121,992
                                                                =======     ========

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996      1997
                                                              -------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS
Interest income.............................................  $   429   $   531   $ 2,683
Interest expense............................................    2,111     2,163     4,352
Net interest loss...........................................   (1,682)   (1,632)   (1,669)
Non interest income.........................................       92       133        13
          Total general and administrative expenses.........    1,046     1,393     1,288
Non interest expenses.......................................      126       127       195
Net loss before equity in net income of subsidiary and
  income taxes..............................................   (2,762)   (3,019)   (3,139)
Equity in net income of subsidiary..........................    4,434     6,716     5,668
Income taxes................................................   (1,048)    1,145    (1,688)
Preferred stock dividend....................................       --        --       546
                                                              -------   -------   -------
Net income..................................................  $ 2,720   $ 2,552   $ 3,671
                                                              =======   =======   =======

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1995       1996        1997
                                                              --------   ---------   --------
                                                                  (DOLLARS IN THOUSANDS)
STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
     Net income.............................................  $  2,720   $   2,552   $  4,217
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Equity in undistributed earnings of subsidiaries.......    (4,434)     (4,426)    (5,668)
     Purchases of loans held for sale.......................        --          --     (6,367)
     Net (increase) in trading securities...................        --          --    (14,011)
     (Increase) decrease in other assets....................        38        (686)    (4,227)
     Increase in accrued expenses and other liabilities.....       122         267      2,223
                                                              --------   ---------   --------
Net cash provided by operating activities...................  $ (1,554)  $  (2,293)  $(23,833)
                                                              --------   ---------   --------
Cash flows from investing activities:
     Net (increase) decrease in loan to Employee Stock
       Ownership Plan.......................................  $     60   $     (65)  $     --
     Net increase in loans..................................        --          --       (261)
     Net (increase) decrease in equity investments..........     2,089       2,074    (19,178)
     Purchases of available-for-sale securities.............   (20,771)   (100,574)   (92,862)
     Proceeds from sale of available-for-sale securities....     5,170      11,103     80,159
     Proceeds from maturities of and principal payment on
       available-for-sale securities........................    14,619      76,910      1,158
     Net sales (purchases) of premises and equipment........       (21)        (37)        --
                                                              --------   ---------   --------
Net cash (used in) provided by investing activities.........  $  1,146   $ (10,589)  $(30,984)
                                                              --------   ---------   --------
Cash flows from financing activities:
     Net increase in securities sold under agreements to
       repurchase...........................................  $     --   $  12,831   $ 20,724
     Increase in subordinated debt..........................        --          --     23,028
     Increase in common stock and additional
       paid-in-capital......................................        --          --     16,853
     Dividends paid on common and preferred stock...........        --          --       (546)
                                                              --------   ---------   --------
Net cash provided by financing activities...................        --      12,831     60,059
                                                              --------   ---------   --------
Net increase (decrease) in cash and cash equivalents........      (408)        (51)     5,242
                                                              --------   ---------   --------
Cash and cash equivalents at beginning of period............       618         210        159
                                                              --------   ---------   --------
Cash and cash equivalents at end of period..................  $    210   $     159   $  5,401
                                                              ========   =========   ========

     TeleBanc Financial Corporation commenced activities on January 27, 1994, the effective date of its formation as a holding company of the Bank. The Bank paid dividends of $2.2 million and $992,000 to TeleBanc for subordinated interest expense payments for the years ended December 31, 1996 and 1997, respectively.

23.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Condensed quarterly financial data for the years ended December 31, 1997 and 1996 is shown as follows:

                                                                        THREE MONTHS ENDED
                                                          ----------------------------------------------
                                                          MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                            1996        1996         1996        1996
                                                          ---------   ---------   ----------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.........................................   $11,131     $11,364     $11,871      $11,433
Interest expense........................................     8,357       8,449       9,034        8,975
                                                           -------     -------     -------      -------
     Net interest income................................     2,774       2,915       2,837        2,458
Provision for loan and lease losses.....................       419         200         125          175
Non-interest income.....................................       605         291         540        1,320
General and administrative expenses.....................     1,679       1,749       3,287        1,660
Other non-interest operating expenses...................       300          81         247           71
                                                           -------     -------     -------      -------
     Income before income taxes.........................       981       1,176        (282)       1,872
Income tax expense......................................       332         417        (220)         667
                                                           -------     -------     -------      -------
     Net income.........................................   $   649     $   759     $   (62)     $ 1,205
                                                           =======     =======     =======      =======
Basic earnings per share................................   $  0.16     $  0.19     $ (0.02)     $  0.30
Diluted earnings per share..............................   $  0.16     $  0.18     $ (0.02)     $  0.26

                                                                        THREE MONTHS ENDED
                                                          ----------------------------------------------
                                                          MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                            1997        1997         1997        1997
                                                          ---------   ---------   ----------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.........................................   $12,837     $15,275     $14,821      $16,368
Interest expense........................................     9,878      11,865      11,548       12,772
                                                           -------     -------     -------      -------
     Net interest income................................     2,959       3,410       3,273        3,596
Provision for loan and lease losses.....................       243         308         120          250
Non-interest income.....................................       607       1,244       1,084        1,158
General and administrative expenses.....................     1,897       2,251       2,078        2,816
Other non-interest operating expenses...................       208         202         260          430
                                                           -------     -------     -------      -------
     Income before income taxes and minority interest...     1,218       1,893       1,899        1,258
Income tax expense......................................       355         618         709          (25)
Minority interest in subsidiary.........................        --          67         285           42
Net income..............................................       863       1,208         905        1,241
Preferred stock dividends...............................        60         162         162          162
                                                           -------     -------     -------      -------
     Net income after preferred stock dividends.........   $   803     $ 1,046     $   743      $ 1,079
                                                           =======     =======     =======      =======
Basic earnings per share................................   $  0.19     $  0.24     $  0.16      $  0.24
Diluted earnings per share..............................   $  0.15     $  0.16     $  0.11      $  0.16

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Statements of Financial Condition -- For the
  Three Months Ended March 31, 1998.........................  F-33
Consolidated Statements of Operations -- For the Three
  Months Ended March 31, 1998...............................  F-34
Consolidated Statements of Changes in Stockholders'
  Equity -- For the Three Months Ended March 31, 1998.......  F-35
Consolidated Statements of Cash Flows -- For the Three
  Months Ended March 31, 1998...............................  F-36
Notes to Consolidated Financial Statements -- For the Three
  Months Ended March 31, 1998...............................  F-37

                         TELEBANC FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  (unaudited)

                                                              DECEMBER 31,       MARCH 31,
                                                                  1997              1998
           (In thousands, except per share data)              ------------       ----------
ASSETS:
Cash and cash equivalents...................................   $   92,156        $   31,559
Trading securities..........................................       21,110            42,129
Investment securities available-for-sale....................       91,237           123,963
Mortgage-backed securities available-for-sale...............      319,203           260,152
Loans receivable, net.......................................      391,618           418,676
Loans receivable held-for-sale..............................      149,086           138,381
Other assets................................................       35,942            33,293
                                                               ----------        ----------
     Total assets...........................................   $1,100,352        $1,048,153
                                                               ==========        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Retail deposits.............................................   $  522,221        $  560,554
Brokered callable certificates of deposit...................           --            42,286
Advances from the Federal Home Loan Bank of Atlanta.........      200,000           190,000
Securities sold under agreements to repurchase..............      279,909           153,970
Subordinated debt, net......................................       29,614            29,672
Other liabilities...........................................       13,212            15,605
                                                               ----------        ----------
     Total liabilities......................................    1,044,956           992,087
                                                               ----------        ----------
Corporation-Obligated Mandatorily Redeemable Capital
  Securities of
  Subsidiary Trust Holding Soley Junior Subordinated
     Debentures of the
  Corporation...............................................        9,572             9,526
Stockholders' Equity:
4% Cumulative preferred stock, $0.01 par value, 500,000
  shares authorized
     Series A, 18,850 issued and outstanding................        9,634             9,634
     Series B, 4,050 issued and outstanding.................        2,070             2,070
     Series C, 7,000 issued and outstanding.................        3,577             3,577
Common stock, $0.01 par value, 8,500,000 shares authorized;
  2,242,494 and 2,229,161 issued and outstanding at March
  31, 1998 and December 31, 1997............................           22                22
Additional paid-in-capital..................................       16,207            16,387
Retained earnings...........................................       11,576            11,850
Accumulated other comprehensive income, net of tax..........        2,738             3,000
                                                               ----------        ----------
     Total stockholders' equity.............................       45,824            46,540
                                                               ----------        ----------
     Total liabilities and stockholders' equity.............   $1,100,352        $1,048,153
                                                               ==========        ==========

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1997       1998
           (In thousands, except per share data)              -------    -------
Interest income:
    Loans...................................................  $ 7,557    $10,365
    Mortgage-backed and related securities..................    3,805      5,074
    Investment securities...................................    1,444      1,786
    Trading securities......................................       --        636
    Other...................................................       31        210
                                                              -------    -------
         Total interest income..............................   12,837     18,071
                                                              -------    -------
Interest expense:
    Retail deposits.........................................    5,705      8,055
    Brokered callable certificates of deposit...............       --        374
    Advances from the Federal Home Loan Bank of Atlanta.....    2,073      2,718
    Repurchase agreements...................................    1,457      2,451
    Subordinated debt.......................................      643        879
                                                              -------    -------
         Total interest expense.............................    9,878     14,477
                                                              -------    -------
         Net interest income................................    2,959      3,594
    Provision for loan losses...............................      243        250
                                                              -------    -------
         Net interest income after provision for loan
          losses............................................    2,716      3,344
                                                              -------    -------
Non-interest income:
    Gain on sale of securities..............................      238        891
    Gain on sale of loans...................................      127        121
    Gain on trading securities..............................       23         62
    Gain (loss) on equity investment........................     (109)       526
    Fees, service charges, and other........................      339        347
                                                              -------    -------
         Total non-interest income..........................      618      1,947
                                                              -------    -------
Non-interest expenses:
    Selling, general and administrative expenses:
         Compensation and employee benefits.................    1,176      1,950
         Other..............................................      721      1,939
                                                              -------    -------
         Total selling, general and administrative
          expenses..........................................    1,897      3,889
                                                              -------    -------
Other non-interest expenses:
    Net operating costs of real estate acquired through
     foreclosure............................................       74         82
    Amortization of goodwill and other intangibles..........      134        233
                                                              -------    -------
    Total other non-interest expenses.......................      208        315
                                                              -------    -------
    Total non-interest expenses.............................    2,105      4,204
                                                              -------    -------
         Income before income tax expense...................    1,229      1,087
         Income tax expense.................................      355        475
         Minority interest in subsidiary....................       --        176
                                                              -------    -------
         Net income.........................................  $   874    $   436
                                                              =======    =======
         Preferred stock dividends..........................       60        162
                                                              -------    -------
         Net income available to common stockholders........  $   814    $   274
                                                              =======    =======
Other comprehensive income, before tax:
    Unrealized holding gain (loss) on securities arising
     during the period......................................   (1,017)       814
    Less: reclassification adjustment for gains included in
     net income.............................................     (238)      (891)
                                                              -------    -------
Other comprehensive income, before tax......................   (1,255)       (77)
Income tax expense related to reclassification adjustment
  for gains on sale of securities...........................       90        339
                                                              -------    -------
Other comprehensive income, net of tax......................   (1,165)       262
                                                              -------    -------
Comprehensive income........................................  $  (351)   $   536
                                                              =======    =======
Earnings per share:
    Basic...................................................  $  0.19    $  0.06
    Diluted.................................................  $  0.15    $  0.05

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               For the three months ended March 31, 1998 and 1997
                                  (unaudited)

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                            ADDITIONAL              COMPREHENSIVE
                                       PREFERRED   COMMON    PAID-IN     RETAINED   INCOME (LOSS),
                                         STOCK     STOCK     CAPITAL     EARNINGS     NET OF TAX      TOTAL
(In thousands, except per share data)  ---------   ------   ----------   --------   --------------   -------
Balances at December 31, 1996......     $    --     $20      $14,637     $ 7,905       $ 2,096       $24,658
Net income for the three months ended
  March 31, 1997...................          --      --           --         874            --           874
Stock issued.......................          --       2        1,272          --            --         1,274
Issuance of 4% Cumulative Preferred
  Stock, Series A..................       9,634      --           --          --            --         9,634
Issuance of 4% Cumulative Preferred
  Stock, Series B..................       2,070      --           --          --            --         2,070
Issuance of 4% Cumulative Preferred
  Stock, Series C..................       3,577      --           --          --            --         3,577
Dividends on 4% Cumulative Preferred
  Stock............................          --      --           --         (60)           --           (60)
Unrealized loss on available for sale
  securities, net of tax effect....          --      --           --          --        (1,165)       (1,165)
                                        -------     ---      -------     -------       -------       -------
Balances at March 31, 1997.........     $15,281     $22      $15,909     $ 8,719       $   931       $40,862
                                        =======     ===      =======     =======       =======       =======
Balances at December 31, 1997......     $15,281     $22      $16,207     $11,576       $ 2,738       $45,824
Net income for the three months ended
  March 31, 1998...................          --      --           --         436            --           436
Stock issued.......................          --      --          180          --            --           180
Dividends on 4% Cumulative Preferred
  Stock............................          --      --           --        (162)           --          (162)
Unrealized gain on available for sale
  securities, net of tax effect....          --      --           --          --           262           262
                                        -------     ---      -------     -------       -------       -------
Balances at March 31, 1998.........     $15,281     $22      $16,387     $11,850       $ 3,000       $46,540
                                        =======     ===      =======     =======       =======       =======

          See accompanying notes to consolidated financial statements.

                         TELEBANC FINANCIAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (unaudited)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1997        1998
(Dollars in thousands)                                        ---------   ---------
Net cash (used by) provided by operating activities.........  $   4,650   $  (4,776)
                                                              ---------   ---------
Cash flows from investing activities:
     Net increase in loans..................................    (84,134)    (26,002)
     Purchases of available for sale securities.............   (124,251)   (143,899)
     Proceeds from sale of available for sale securities....     10,640     151,543
     Proceeds from maturities of and principal payments on
      available for sale securities.........................     70,321      18,419
     Proceeds from sale of foreclosed real estate...........        259         494
     Equity investment in subsidiaries......................       (700)       (724)
     Net purchases of premises and equipment................       (277)       (226)
                                                              ---------   ---------
Net cash used in investing activities.......................  $(128,142)  $    (395)
                                                              ---------   ---------
Cash flows from financing activities:
     Net increase in deposits...............................      4,517      80,619
     Net increase in subordinated debt......................     12,858          --
     Increase in advances from Federal Home Loan Bank of
      Atlanta...............................................    107,000      87,500
     Payment on advances from Federal Home Loan Bank of
      Atlanta...............................................    (86,800)    (97,500)
     Net increase in borrowed funds.........................         --          52
     Net (decrease) increase in securities sold under
      agreements to repurchase..............................     74,685    (125,939)
     Increase in common stock, preferred stock, and
      additional paid in capital............................     16,555         180
     Interest paid to minority interest in subsidiary.......         --        (176)
     Dividends paid on common and preferred stock...........        (60)       (162)
                                                              ---------   ---------
Net cash (used in) provided by financing activities.........  $ 128,755   $ (55,426)
                                                              ---------   ---------
Net (decrease) increase in cash and cash equivalents........      5,263     (60,597)
Cash and cash equivalents at beginning of period............      3,259      92,156
                                                              ---------   ---------
Cash and cash equivalents at end of period..................  $   8,522   $  31,559
                                                              =========   =========
Supplemental information:
Interest paid on deposits and borrowed funds................  $   8,647   $  13,692
Income taxes paid...........................................        260         242
Gross unrealized gain (loss) on securities available for
  sale......................................................     (1,638)        465
Tax effect of gain (loss) on available-for-sale
  securities................................................  $    (473)  $     203

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The Corporation operates its business principally through two wholly owned subsidiaries, TeleBank, a federally chartered savings bank ("TeleBank"), and TeleBanc Capital Markets, Inc. ("TCM"). TeleBank offers savings and investment products insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), and TCM is a registered broker-dealer and investment advisor specializing in one-to-four family mortgage loans and mortgage-backed securities. TCM manages the portfolios of TeleBanc Financial and TeleBank. The Corporation also owns all of the beneficial interests represented by common securities in a Delaware trust, TeleBanc Capital Trust I ("TCT I"), which was formed solely for the purpose of issuing capital securities. In 1997, TCT I issued $10.0 million 11.0% Capital Securities, Series A and invested the net proceeds in the Corporation's 11.0% Junior Subordinated Deferrable Interest Debentures, Series A (the "TCT I Junior Subordinated Debentures"). TeleBank, through its wholly owned subsidiary TeleBanc Servicing Corporation ("TSC"), owns 50% of AGT PRA, LLC ("AGT PRA"). The primary business of AGT PRA is its investment in Portfolio Recovery Associates, LLC ("PRA"). PRA acquires and collects delinquent consumer debt obligations for its own portfolio. The accompanying consolidated financial statements include the accounts of TeleBank, TCM, TCT, and TSC, a wholly owned subsidiary of the bank. All significant intercompany transactions and balances are eliminated in consolidation. The investment, $2.9 million, in AGT PRA is accounted for under the equity method.

     The financial statements as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 are unaudited, but in the opinion of management, contain all adjustments, consisting solely of normal recurring entries, necessary to present fairly the consolidated financial condition as of March 31, 1998 and the results of consolidated operations for the three months ended March 31, 1998 and 1997. The results of consolidated operations for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year. The Notes to Consolidated Financial Statements for the year ended December 31, 1997, included in the Corporation's Annual Report to Stockholders for 1997, should be read in conjunction with these statements.

     Certain prior year's amounts have been reclassified to conform to the current year's presentation.

     Effective January 1, 1998, PRA changed its method of accounting from the cost recovery method to the installment method, resulting in income of $547,000. This change is not expected to have a material effect on the full year's results of operations.

2. EARNINGS PER SHARE

     Basic earnings per common share, as required by Statement of Financial Accounting Standards No. 128, is computed by dividing adjusted net income by the total of the weighted average number of common shares outstanding during the respective periods. Diluted earnings per common share for the quarters ended March 31, 1998 and 1997 were determined on the assumptions that the dilutive options and warrants were exercised upon issuance. The options and warrants are deemed to be dilutive if (a) the average market price of the related common stock for a period exceeds the exercise price or (b) the security to be tendered is selling at a price below that at which it may be tendered under the option or warrant agreement and the resulting discount is sufficient to establish an effective exercise price below the market price of the common stock obtainable upon exercise. The Corporation's quarter to date weighted average number of common shares outstanding was 4,467,610 at March 31, 1998 and 4,212,176 at March 31, 1997. For diluted earnings per share computation, weighted average shares outstanding also include potentially dilutive securities.

                                  (UNAUDITED)

                                EPS CALCULATION

                                                                                      PER SHARE
                                                               INCOME      SHARES      AMOUNT
                                                              ---------   ---------   ---------
                                                               FOR THE QUARTER ENDED MARCH 31,
                                                                            1997
                                                              ---------------------------------

Basic earnings per share
Net income..................................................  $ 813,755   4,212,176     $0.19
                                                                                        =====
Options issued to management................................         --     380,102
Warrants....................................................         --     362,016
Convertible preferred stock.................................     60,287     835,776
                                                              ---------   ---------
Diluted earnings per share..................................  $ 874,042   5,790,070     $0.15
                                                              =========   =========     =====

                                                              FOR THE QUARTER ENDED MARCH 31, 1998
                                                              ------------------------------------
Net income..................................................  $ 436,408
Less: preferred stock dividends.............................   (161,965)
                                                              ---------
Basic earnings per share
Income available to common shareholders.....................  $ 274,443    4,467,610      $0.06
                                                                                          =====
Options issued to management................................         --      666,360
Warrants....................................................         --      623,012
Convertible preferred stock.................................         --           --
                                                              ---------    ---------
Diluted earnings per share..................................  $ 274,443    5,756,982      $0.05
                                                              =========    =========      =====

3. RECENT EVENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), effective for fiscal years beginning after December 15, 1997. This statement requires that certain financial activity typically disclosed in stockholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income. The Corporation adopted SFAS 130 effective January 1, 1998. As a result, comprehensive income for the periods ending March 31, 1998 and 1997 are reported in the Consolidated Statement of Operations.

     Consistent with its operating strategy, the Corporation has signed an agreement to acquire DFC, a thrift holding company and its federally chartered savings bank subsidiary, Premium Bank, in a transaction expected to be consummated in the third quarter of 1998, subject to regulatory approval. TeleBanc Financial is acquiring DFC because DFC has employed a direct marketing strategy similar to that of the Corporation, and thus presents the opportunity for the Corporation to acquire the deposits and customers of a financial institution without acquiring significant infrastructure. DFC currently operates from a single branch in New Jersey located outside of Philadelphia, Pennsylvania, and its customer and deposit base is concentrated in the Mid-Atlantic region of the United States. The Corporation does intend to retain a significantly scaled down portion of DFC's employees and intends to close DFC's single branch location. The Corporation may open a regional business development office in the location of the former DFC branch. DFC also originates residential mortgage loans, although the Corporation intends to discontinue mortgage loan origination upon its acquisition of DFC. DFC also offers credit cards to its customers through a relationship with First Data Resources and Card Management Services. In 1998, in reliance upon DFC's existing credit card relationships, the Corporation also intends to offer its customers co-branded credit cards.

     At March 31, 1998, DFC reported total assets of $320.3 million, loans receivable, net of $181.2 million, total deposits of $288.7 million and total stockholders' equity of $12.3 million. TeleBanc will pay approxi-

                                  (UNAUDITED)

mately $21.4 million in the transaction, and will assume approximately $6 million in liabilities which the Corporation intends to repay at the time the transaction is consummated.

     In April 1998, the shareholders of TeleBanc and MET Holdings ("MET") voted to approve and adopt the Amended and Restated Acquisition Agreement, dated as of March 17, 1998. Subsequently, TeleBanc completed the acquisition of MET whereby MET sold substantially all of its assets, including 2,866,162 shares of TeleBanc common stock owned by MET, and assigned substantially all of its liabilities to TeleBanc in exchange for 2,876,162 shares of TeleBanc common stock.

================================================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE ISSUER OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER AND THEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION OR THE ISSUER SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus...............................     1
Available Information....................     4
Incorporation of Certain Documents by
  Reference..............................     4
Summary..................................     6
TeleBanc Capital Trust II................    11
Risk Factors.............................    12
TeleBanc Financial Corporation...........    20
Recent Developments......................    20
Use of Proceeds..........................    21
Consolidated Ratios of Earnings to Fixed
  Charges................................    21
Accounting Treatment.....................    21
Capitalization...........................    23
Selected Consolidated Financial Data.....    26
Description of Series A Capital
  Securities.............................    49
Description of Series A Subordinated
  Debentures.............................    60
Book-Entry Issuance......................    68
Description of Series A Guarantee........    71
Relationship Among the Series A Capital
  Securities, the Series A Subordinated
  Debentures and the Series A Guarantee..    73
Description of Common Stock Offering.....    75
Certain Federal Income Tax Consequences..    75
Certain ERISA Considerations.............    79
Underwriting.............................    82
Validity of Securities...................    83
Experts..................................    83
Index to Consolidated Financial
  Statements.............................   F-1

                                TELEBANC CAPITAL
                                    TRUST II

                                  $25,000,000
                              % BENEFICIAL UNSECURED
                              SECURITIES, SERIES A
                            (Liquidation Amount $25
                             per Capital Security)
                     fully and unconditionally guaranteed,
                            as described herein, by

                               [TELEBANK LOGO]
                             --------------------

                                  PROSPECTUS
                             --------------------
                               CIBC OPPENHEIMER

                            LEGG MASON WOOD WALKER
                                 Incorporated
                        BANCAMERICA ROBERTSON STEPHENS

                                    , 1998

================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses, other than the SEC registration fee, are estimated. All expenses of this offering will be paid by the Corporation.

SEC registration fee........................................  $ 7,375
Trustee's fees..............................................     *
Blue Sky fees and expenses..................................     *
Transfer agent's and registrar's fees and expenses..........     *
Printing and engraving expenses.............................     *
Accounting fees and expenses................................     *
Legal fees and expenses (other than Blue Sky fees and
  expenses).................................................     *
Miscellaneous...............................................     *
                                                              -------
          Total.............................................  $  *
                                                              =======

------------------
* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation Law of the State of Delaware (the "GCL") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation of TeleBanc Financial Corporation provides for the elimination and limitation of the personal liability of the directors of TeleBanc Financial Corporation for monetary damages to the fullest extent permitted by the GCL.

     The Bylaws of the Corporation provide for the indemnification of any person who is or was a director, officer, trustee, employee, or agent of TeleBanc Financial Corporation or, is or was serving at the request of TeleBanc Financial Corporation as a director, officer, trustee, employee, or agent of another corporation, association, partnership, joint venture, trust, employee benefit plan or other enterprise.

     Directors, officers, employees or agents of TeleBanc Financial Corporation (or any person who is or was serving at the request of TeleBanc Financial Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) may be insured against certain liabilities for their actions, as such, by an insurance policy obtained by the Corporation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.                             EXHIBIT
-----------                             -------
  1.1*        Underwriting Agreement
  4.1*        Indenture of TeleBanc Financial Corporation relating to the
              Series A Subordinated Debentures
  4.2*        Form of Certificate of Series A Subordinated Debentures
  4.3         Certificate of Trust of TeleBanc Capital Trust II
  4.4         Declaration of Trust of TeleBanc Capital Trust II
  4.5*        Amended and Restated Trust Agreement for TeleBanc Capital
              Trust II
  4.6*        Form of Capital Security Certificate for TeleBanc Capital
              Trust II

EXHIBIT NO.                             EXHIBIT
-----------                             -------
  4.7*        Form of Guarantee Agreement of TeleBanc Financial
              Corporation relating to the Series A Capital Securities
  5.1*        Opinion and consent of Shaw, Pittman, Potts & Trowbridge as to the legality of the Series A Subordinated Debentures and the Guarantee to be issued by TeleBanc Financial Corporation
  5.2*        Opinion of Morris, James, Hitchens & Williams, special
              Delaware counsel, as to legality of the Series A Capital
              Securities to be issued by TeleBanc Capital Trust II
 8*           Opinion of Shaw, Pittman, Potts & Trowbridge, special tax
              counsel, as to certain federal income tax matters
 10.1         1994 Stock Option Plan (incorporated by reference herein to
              Exhibit 10.1 to the Corporation's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.2         1997 Stock Option Plan (incorporated by reference herein to
              Exhibit D to the Corporation's definitive proxy materials
              which were filed as Exhibit 99.3 to the Corporation's Annual
              Report on Form 10-K for the year ended December 31, 1996,
              dated March 31, 1997)
 10.3*        Employee Stock Ownership Plan of the Corporation
 10.4         Agreement and Plan of Merger by and between the Corporation and Direct Financial Corporation, dated January 14, 1998
              (incorporated by reference herein to Exhibit 10.4 to the
              Corporation's Registration Statement on Form S-2, dated May
              15, 1998, File No. 333-52871)
 10.5         Registration Rights Agreement, dated June 5, 1997, among the
              Corporation, TeleBanc Capital Trust I and the Initial
              Purchaser (incorporated by reference herein to Exhibit 4.8 to the Corporation's Registration Statement on Form S-4,
              dated December 8, 1997, File No. 333-40399)
 10.6         Unit Purchase Agreement, dated February 19, 1997, among the
              Corporation and the Purchasers identified therein
              (incorporated by reference herein to Exhibit 10.1 to the
              Corporation's Current Report on 8-K, dated March 17, 1997)
 10.7         Amended and Restated Acquisition Agreement, dated February
              19, 1997, among the Corporation, Arbor Capital Partners,
              Inc., MET Holdings, Inc., and William M. Daugherty
              (incorporated by reference herein to Exhibit 10.2 to the
              Corporation's Current Report on 8-K, dated March 17, 1997)
 10.8         Liquidated Damages Agreement, dated June 9, 1997, by and
              among the Corporation, TeleBanc Capital Trust I, and the
              Initial Purchaser (incorporated by reference herein to
              Exhibit 4.9 to the Corporation's Registration Statement on
              Form S-4, dated December 8, 1997, File No. 333-40399)
 10.9         Tax Allocation Agreement, dated April 7, 1994, between
              TeleBank and the Corporation (incorporated by reference
              herein to Exhibit 10.3 to Amendment No. 1 to the
              Corporation's Registration Statement on Form S-1, dated May
              3, 1994, File No. 33-76930)
 10.10        Indenture dated June 9, 1997, between the Corporation and
              Wilmington Trust Company, as Debenture Trustee (incorporated by reference herein to the Corporation's Form S-4, dated
              December 8, 1997, File No. 333-40399)
 10.11        Form of Indenture between the Corporation and Wilmington
              Trust Company as Trustee (incorporated by reference herein to Exhibit 4.3 to the Corporation's Registration Statement
              on Form S-1, dated March 25, 1994, File No. 33-76930)
 10.12*       Conversion Agreement dated May 15, 1998 by and among the
              Corporation and certain investors named therein
 12.1         Computation of ratio of earnings to fixed charges
 23.1         Consent of Arthur Andersen LLP
 23.2*        Consent of Shaw, Pittman, Potts & Trowbridge (included in
              Exhibit 5.1)
 23.3*        Consent of Morris, James, Hitchens & Williams (included in
              Exhibit 5.2)
 24           Power of Attorney of certain officers and directors of
              TeleBanc Financial Corporation (included on signature page to the Registration Statement)

EXHIBIT NO.                             EXHIBIT
-----------                             -------
 25.1*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Amended and Restated
              Declaration of Trust of TeleBanc Capital Trust II
 25.2*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Indenture
 25.3*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Exchange Guarantee for the benefit of the holders of Series A Capital Securities of
              TeleBanc Capital Trust II

---------------
* To be filed by Amendment.

ITEM 17.  UNDERTAKINGS.

     Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Each undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Each undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by each Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, TeleBanc Financial Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, in the Commonwealth of Virginia, on this 27th day of May, 1998.

                                          TELEBANC FINANCIAL CORPORATION

                                          By:    /s/ MITCHELL H. CAPLAN
                                            ------------------------------------
                                                     MITCHELL H. CAPLAN
                                             VICE CHAIRMAN OF THE BOARD, CHIEF
                                               EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

     Know all Persons by These Presents, that each individual whose signature appears below constitutes and appoints David A. Smilow, Mitchell H. Caplan and Aileen Lopez Pugh, and each of them, his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

                SIGNATURE                                 POSITION                       DATE
                ---------                                 --------                       ----

           /s/ DAVID A. SMILOW                     Chairman of the Board                May 27, 1998
------------------------------------------
             DAVID A. SMILOW

          /s/ MITCHELL H. CAPLAN             Vice Chairman of the Board, Chief          May 27, 1998
------------------------------------------    Executive Officer and President
            MITCHELL H. CAPLAN                 (principal executive officer)

          /s/ AILEEN LOPEZ PUGH              Executive Vice President and Chief         May 27, 1998
------------------------------------------      Financial Officer (principal
            AILEEN LOPEZ PUGH                financial and accounting officer)

             /s/ DAVID DECAMP                             Director                      May 27, 1998
------------------------------------------
               DAVID DECAMP

                SIGNATURE                                 POSITION                       DATE
                ---------                                 --------                       ----
            /s/ DEAN C. KEHLER                            Director                      May 27, 1998
------------------------------------------
              DEAN C. KEHLER

           /s/ STEVEN F. PIAKER                           Director                      May 27, 1998
------------------------------------------
             STEVEN F. PIAKER

            /s/ MARK ROLLINSON                            Director                      May 27, 1998
------------------------------------------
              MARK ROLLINSON

           /s/ ARLEN W. GELBAR                            Director                      May 27, 1998
------------------------------------------
             ARLEN W. GELBAR

     Pursuant to the requirements of the Securities Act of 1933, TeleBanc Capital Trust II certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, and Commonwealth of Virginia, on this 27th day of May, 1998.

                                          TELEBANC CAPITAL TRUST II

                                          By:      /s/ DAVID A. SMILOW
                                            ------------------------------------
                                                      DAVID A. SMILOW
                                                   ADMINISTRATIVE TRUSTEE

                                          By:    /s/ MITCHELL H. CAPLAN
                                            ------------------------------------
                                                     MITCHELL H. CAPLAN
                                                   ADMINISTRATIVE TRUSTEE

                                          By:     /s/ AILEEN LOPEZ PUGH
                                            ------------------------------------
                                                     AILEEN LOPEZ PUGH
                                                   ADMINISTRATIVE TRUSTEE

                                 EXHIBIT INDEX

EXHIBIT NO.                             EXHIBIT
-----------                             -------
  1.1*        Underwriting Agreement
  4.1*        Indenture of TeleBanc Financial Corporation relating to the
              Series A Subordinated Debentures
  4.2*        Form of Certificate of Series A Subordinated Debentures
  4.3         Certificate of Trust of TeleBanc Capital Trust II
  4.4         Declaration of Trust of TeleBanc Capital Trust II
  4.5*        Amended and Restated Trust Agreement for TeleBanc Capital
              Trust II
  4.6*        Form of Capital Security Certificate for TeleBanc Capital
              Trust II
  4.7*        Form of Guarantee Agreement of TeleBanc Financial
              Corporation relating to the Series A Capital Securities
  5.1*        Opinion and consent of Shaw, Pittman, Potts & Trowbridge as to the legality of the Series A Subordinated Debentures and the Guarantee to be issued by TeleBanc Financial Corporation
  5.2*        Opinion of Morris, James, Hitchens & Williams, special
              Delaware counsel, as to the legality of the Series A Capital
              Securities to be issued by TeleBanc Capital Trust II
  8*          Opinion of Shaw, Pittman, Potts & Trowbridge, special tax
              counsel, as to certain federal income tax matters
 10.1         1994 Stock Option Plan (incorporated by reference herein to
              Exhibit 10.1 to the Corporation's Registration Statement on
              Form S-1, dated March 25, 1994, File No. 33-76930)
 10.2         1997 Stock Option Plan (incorporated by reference herein to
              Exhibit D to the Corporation's definitive proxy materials
              which were filed as Exhibit 99.3 to the Corporation's Annual
              Report on Form 10-K for the year ended December 31, 1996,
              dated March 31, 1997)
 10.3*        Employee Stock Ownership Plan of the Corporation
 10.4         Agreement and Plan of Merger by and between the Corporation and Direct Financial Corporation, dated January 4, 1998
              (incorporated by reference herein to Exhibit 10.4 to the
              Corporation's Registration Statement on Form S-2, dated May
              15, 1998, File No. 333-52871)
 10.5         Registration Rights Agreement, dated June 5, 1997, among the
              Corporation, TeleBanc Capital Trust I and the Initial
              Purchaser (incorporated by reference herein to Exhibit 4.8 to the Corporation's Registration Statement on Form S-4,
              dated December 8, 1997, File No. 333-40399)
 10.6         Unit Purchase Agreement, dated February 19, 1997, among the
              Corporation and the Purchasers identified therein
              (incorporated by reference herein to Exhibit 10.1 to the
              Corporation's Current Report on 8-K, dated March 17, 1997)
 10.7         Amended and Restated Acquisition Agreement, dated February
              19, 1997, among the Corporation, Arbor Capital Partners,
              Inc., MET Holdings, Inc., and William M. Daugherty
              (incorporated by reference herein to Exhibit 10.2 to the
              Corporation's Current Report on 8-K, dated March 17, 1997)
 10.8         Liquidated Damages Agreement, dated June 9, 1997, by and
              among the Corporation, TeleBanc Capital Trust I, and the
              Initial Purchaser (incorporated by reference herein to
              Exhibit 4.9 to the Corporation's Registration Statement on
              Form S-4, dated December 8, 1997, File No. 333-40399)
 10.9         Tax Allocation Agreement, dated April 7, 1994, between
              TeleBank and the Corporation (incorporated by reference
              herein to Exhibit 10.3 to Amendment No. 1 to the
              Corporation's Registration Statement on Form S-1, dated May
              3, 1994, File No. 33-76930)
 10.10        Indenture dated June 9, 1997, between the Corporation and
              Wilmington Trust Company, as Debenture Trustee (incorporated by reference herein to the Corporation's Registration
              Statement on Form S-4, dated December 8, 1997, File No.
              333-40399)

EXHIBIT NO.                             EXHIBIT
-----------                             -------
 10.11        Form of Indenture between the Corporation and Wilmington
              Trust Company as Trustee (incorporated by reference herein to Exhibit 4.3 to the Corporation's Registration Statement
              on Form S-1, dated March 25, 1994, File No. 33-76930)
 10.12*       Conversion Agreement, dated May 15, 1998, by and among the
              Corporation and certain investors named therein
 12.1         Computation of ratio of earnings to fixed charges
 23.1         Consent of Arthur Andersen LLP
 23.2*        Consent of Shaw, Pittman, Potts & Trowbridge (included in
              Exhibit 5.1)
 23.3*        Consent of Morris, James, Hitchens & Williams (included in
              Exhibit 5.2)
    24        Power of Attorney of certain officers and directors of
              TeleBanc Financial Corporation (included on signature page to the Registration Statement)
 25.1*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Amended and Restated
              Declaration of Trust of TeleBanc Capital Trust II
 25.2*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Indenture
 25.3*        Form T-1 Statement of Eligibility of Wilmington Trust
              Company to act as trustee under the Exchange Guarantee for the benefit of the holders of Capital Securities of TeleBanc
              Capital Trust II

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* To be filed by Amendment.

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